

OUR TOWN. YOUR HOME.

2022
ANNUAL REPORT



THE GEORGIAN TERRACE
ATLANTA'S MODERN CLASSIC





Grand yet welcoming, The Georgian Terrace is the epitome of true Southern hospitality. Built in 1911, this historic icon soon became known as "The Grande Dame of Atlanta."

Modernized in 1991 with the addition of a new tower, the hotel remains a celebrated architectural masterpiece situated at the heart of Atlanta's Midtown Mile, directly across from the world-famous Fox Theatre and adjacent business and commercial districts.



TO OUR STOCKHOLDERS

A letter from Sotherly Hotels President & CEO David R. Folsom



To Our Stockholders:

Fiscal year 2022 was an excellent year for Sotherly Hotels. As the effects of the COVID-19 pandemic waned, the lodging industry across the United States began to experience a recovery that continues to this day. Markets have rebounded with the end of COVID-19 restrictions on travel, recreation, and business activity. This has been a welcome and long-awaited development for the industry's outlook and profitability. In 2022, our portfolio of well-located hotels experienced a gain of 35.4% in Revenue Per Available Room ("RevPAR") over the prior year. This increase in revenue ultimately enhanced the Company's profitability, as 2022's Hotel EBITDA of $46.5 million eclipsed 2021's Hotel EBITDA by $15.6 million.[1]

Sotherly's performance relative to 2019, the last full year prior to the pandemic, provides further evidence of the Company's positive trajectory during the recovery. The Average Daily Rate ("ADR") has been particularly strong during the industry's recovery. In 2019, our portfolio's ADR was $155.92. In 2022, the portfolio realized ADR of $171.34, an improvement of 9.9%. These strong room rates signal the traveling public's willingness to spend on hotel accommodations, food and beverage, and other hotel amenities. Along with growth in ADR, we have seen profit margins expand. In 2019, our portfolio's Hotel EBITDA margin was 25.3%, but by the end of 2022, that number expanded to 28.0%.

One of the major developments for the lodging industry in 2022 centered on the return of group business and the business traveler. Throughout the pandemic, most hotel owners and operators opined that group and business travel would be the last revenue segments to return to hotels. By the end of 2022, we witnessed a return of bookings for the group segment (including corporate and leisure bookings) and business travel. These positive trends have accelerated into 2023. Our pace for the business travel segment is 145% ahead of the booking pace for the same time in 2022. Our group booking pace is also attractive: our current pace is 47% ahead of the same time last year.[2]

In 2022, Sotherly made significant strides in deleveraging its balance sheet and improving its capital structure. In the year, the Company was able to reduce its outstanding debt by $56.9 million, or 15.0%. In the year, the Company also sold two hotels: one in the metropolitan Louisville market, and the other in downtown Raleigh, North Carolina. The sales price for each of these hotels proved attractive, with the Raleigh asset alone being sold at a 1.3% capitalization rate. Further, by selling these two hotels, the Company avoided near-term life cycle improvements that would have required approximately $25.0 million in capital expenditures over the next three years.

As we ended 2022 and moved into the current year, Sotherly announced it would resume payment of dividends on its three series of preferred stock. This announcement, made at the beginning of 2023, marked another significant milestone for the Company and underscores the Company's efforts to rebound from the effects of the pandemic.

We closely monitor major macroeconomic trends and developments. As 2023 unfolds, economic analysis has focused on the likelihood of a future recession or some form of market downturn. As of this writing, we do not see "cracks" in the lodging recovery. Our business has been and remains strong. That said, we believe our bias towards conservative balance sheet structuring and tireless asset management will be important factors, if and when we see a pullback of the industry's current positive trajectory.

We want to thank our shareholders who continue to invest in and support Sotherly Hotels.

Sincerely,



David R. Folsom
President and Chief Executive Officer

[1.] Hotel EBITDA is a non-GAAP financial measure. See further discussion of non-GAAP measures, including definitions related thereto, and reconciliations to net income (loss) in Item 7 of our Annual Report on Form 10-K.
[2.] Booking pace is presented as of March 9, 2023. Booking pace is an industry term that we define as the estimated value of committed future bookings at a given point in time. Booking pace can be further separated into various segments, including group booking pace or business travel booking pace.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

**FOR ANNUAL AND TRANSITION REPORTS
PURSUANT TO SECTIONS 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   **to**

SOTHERLY HOTELS INC.
(Exact name of registrant as specified in its charter)

MARYLAND	**001-32379**	**20-1531029**
(State or Other Jurisdiction of Incorporation or Organization)	**(Commission File Number)**	**(I.R.S. Employer Identification No.)**

SOTHERLY HOTELS LP
(Exact name of registrant as specified in its charter)

DELAWARE	**001-36091**	**20-1965427**
(State or Other Jurisdiction of Incorporation or Organization)	**(Commission File Number)**	**(I.R.S. Employer Identification No.)**

**306 South Henry Street, Suite 100
Williamsburg, Virginia 23185**
(Address of Principal Executive Officers) (Zip Code)
757-229-5648
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Registrant	Title of Each Class	Trading Symbols	Name of Each Exchange on Which Registered
Sotherly Hotels Inc.	Common Stock, $0.01 par value	SOHO	The NASDAQ Stock Market LLC
Sotherly Hotels Inc.	8.0% Series B Cumulative Redeemable Perpetual Preferred Stock, $0.01 par value	SOHOB	The NASDAQ Stock Market LLC
Sotherly Hotels Inc.	7.875% Series C Cumulative Redeemable Perpetual Preferred Stock, $0.01 par value	SOHOO	The NASDAQ Stock Market LLC
Sotherly Hotels Inc.	8.25% Series D Cumulative Redeemable Perpetual Preferred Stock, $0.01 par value	SOHON	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act.
Sotherly Hotels Inc.   Yes ☐   No ☒   **Sotherly Hotels LP**   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Sotherly Hotels Inc.   Yes ☐   No ☒   **Sotherly Hotels LP**   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Sotherly Hotels Inc.   Yes ☒   No ☐   **Sotherly Hotels LP**   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Sotherly Hotels Inc.   Yes ☒   No ☐   **Sotherly Hotels LP**   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. (See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Securities Exchange Act of 1934).
Sotherly Hotels Inc.

Large Accelerated Filer ☐   Accelerated Filer ☐   Non-accelerated Filer ☒   Smaller Reporting Company ☒   Emerging growth company ☐

Sotherly Hotels LP

Large Accelerated Filer ☐   Accelerated Filer ☐   Non-accelerated Filer ☒   Smaller Reporting Company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. **Sotherly Hotels Inc**.   Yes ☐   No ☒   **Sotherly Hotels LP**   Yes ☐   No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). **Sotherly Hotels Inc**   Yes ☐   No ☒   **Sotherly Hotels LP**   Yes ☐   No ☒

The aggregate market value of common stock held by non-affiliates of Sotherly Hotels Inc. as of June 30, 2022, the last business day of Sotherly Hotels Inc.'s most recently completed second fiscal quarter, was approximately $26,443,236 based on the closing price quoted on the NASDAQ ® Stock Market.

As of March 5, 2023, there were 19,235,803 shares of Sotherly Hotels Inc.'s common stock issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Form 10-K incorporates by reference certain portions of Sotherly Hotels Inc.'s proxy statement for its 2023 annual meeting of stockholders to be filed with the Securities and Exchange Commission not later than 120 days after the end of the fiscal year covered by this report.

Auditor Firm Id: 686   Auditor Name: FORVIS, LLP   Auditor Location: Richmond, Virginia

SOTHERLY HOTELS INC.
SOTHERLY HOTELS LP

INDEX

EXPLANATORY NOTE

We refer to Sotherly Hotels Inc. as the "Company" or "Sotherly", Sotherly Hotels LP as the "Operating Partnership," the Company's common stock as "common stock," the Company's preferred stock as "preferred stock," the Operating Partnership's partnership interest as "partnership units," and the Operating Partnership's preferred interest as the "preferred units." References to "we" and "our" mean the Company, its Operating Partnership and its subsidiaries and predecessors, collectively, unless the context otherwise requires or where otherwise indicated.

The Company conducts virtually all of its activities through the Operating Partnership and is its sole general partner. The partnership agreement provides that the Operating Partnership will assume and pay when due, or reimburse the Company for payment of, all costs and expenses relating to the ownership and operations of, or for the benefit of, the Operating Partnership. The partnership agreement further provides that all expenses of the Company are deemed to be incurred for the benefit of the Operating Partnership.

This report combines the Annual Reports on Form 10-K for the period ended December 31, 2022 of the Company and the Operating Partnership. We believe combining the annual reports into this single report results in the following benefits:

- combined reports better reflect how management and investors view the business as a single operating unit;

- combined reports enhance investors' understanding of the Company and the Operating Partnership by enabling them to view the business as a whole and in the same manner as management;

- combined reports are more efficient for the Company and the Operating Partnership and result in savings of time, effort and expense; and

- combined reports are more efficient for investors by reducing duplicative disclosure and providing a single document for their review.

To help investors understand the significant differences between the Company and the Operating Partnership, this report presents the following separate sections for each of the Company and the Operating Partnership:

- Item 5 – Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities – selected portions;

- Item 9A – Controls and Procedures;

- Consolidated Financial Statements;

- the following Notes to Consolidated Financial Statements:

  - Note 7 – Preferred Stock and Units;

  - Note 8 – Common Stock and Units;

  - Note 13 – Earnings (Loss) per Share and per Unit; and

- Certifications of CEO and CFO Pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Information included and incorporated by reference in this Form 10-K may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as such may involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements, which are based on certain assumptions and describe our current strategies, expectations and future plans, are generally identified by our use of words, such as "intend," "plan," "may," "should," "will," "project," "estimate," "anticipate," "believe," "expect," "continue," "potential," "opportunity," and similar expressions, whether in the negative or affirmative, but the absence of these words does not necessarily mean that a statement is not forward looking. All statements regarding our expected financial position, business and financing plans are forward-looking statements.

Factors which could have a material adverse effect on the Company's future operations, performance and prospects include, but are not limited to:

- national and local economic and business conditions that affect occupancy rates and revenues at our hotels and the demand for hotel products and services;

- risks associated with the hotel industry, including competition and new supply of hotel rooms, increases in wages, energy costs and other operating costs;

- risks associated with the level of our indebtedness and our ability to meet covenants in our debt agreements, and, as necessary, to refinance or seek an extension of the maturity of such indebtedness or further modification of such debt agreements;

- risks associated with adverse weather conditions, including hurricanes;

- impacts on the travel industry from pandemic diseases, including COVID-19;

- the availability and terms of financing and capital and the general volatility of the securities markets;

- management and performance of our hotels;

- risks associated with maintaining our system of internal controls;

- risks associated with the conflicts of interest of the Company's officers and directors;

- risks associated with redevelopment and repositioning projects, including delays and cost overruns;

- supply and demand for hotel rooms in our current and proposed market areas;

- risks associated with our ability to maintain our franchise agreements with our third party franchisors;

- our ability to acquire additional properties and the risk that potential acquisitions may not perform in accordance with expectations;

- our ability to successfully expand into new markets;

- legislative/regulatory changes, including changes to laws governing taxation of real estate investment trusts ("REITs");

- the Company's ability to maintain its qualification as a REIT and the limitations imposed on the Company's business due to such maintenance; and

- our ability to maintain adequate insurance coverage.

Additional factors that could cause actual results to vary from our forward-looking statements are set forth under the Section titled "Risk Factors" in Item 1A of this annual report.

These risks and uncertainties should be considered in evaluating any forward-looking statement contained in this report or incorporated by reference herein. All forward-looking statements speak only as of the date of this report or, in the case of any document incorporated by reference, the date of that document. All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are qualified by the cautionary statements in this section. We undertake no obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances or changes in expectations after the date of this report, except as required by law. In addition, our past results are not necessarily indicative of our future results.

Item 1. *Business*

Organization

Sotherly Hotels Inc. (the "Company") is a self-managed and self-administered lodging real estate investment trust, or REIT, that was formed in August 2004 to own, acquire, renovate and reposition full-service, primarily upscale and upper-upscale hotel properties located in primary markets in the mid-Atlantic and southern United States. On December 21, 2004, the Company successfully completed its initial public offering and elected to be treated as a self-advised REIT for federal income tax purposes. The Company conducts its business through Sotherly Hotels LP, its operating partnership (the "Operating Partnership"), of which the Company is the general partner. As of the filing date, the Company owns approximately 95.8% of the general and limited partnership units in the Operating Partnership. Limited partners own the remaining Operating Partnership units.

As of December 31, 2022, our portfolio consisted of ten full-service, primarily upscale and upper-upscale hotels located in seven states with an aggregate of 2,786 hotel rooms, and interests in two condominium hotels and their associated rental programs. All of our hotels are wholly-owned by subsidiaries of the Operating Partnership and are managed on a day-to-day basis by Our Town Hospitality, LLC ("Our Town"). Our portfolio is concentrated in markets that we believe possess multiple demand generators and have significant barriers to entry for new product delivery, which are important factors for us in identifying hotel properties that we expect will be capable of providing strong risk-adjusted returns.

In order for the Company to qualify as a REIT, it cannot directly manage or operate our hotels. Therefore, we lease our wholly-owned hotel properties to entities that we refer to as our "TRS Lessees", which are wholly-owned subsidiaries of MHI Hospitality TRS Holding, Inc. ("MHI Holding", and collectively with the TRS Lessees, the "MHI TRS Entities"). The MHI TRS Entities, in turn, have engaged Our Town, which is an eligible independent management company, to manage the day-to-day operations at our hotels. MHI Holding is a taxable REIT subsidiary ("TRS") for federal income tax purposes.

Our corporate office is located at 306 South Henry Street, Suite 100, Williamsburg, Virginia 23185. Our telephone number is (757) 229-5648.

Our Properties

As of December 31, 2022, our hotels were located in Florida, Georgia, Maryland, Virginia, North Carolina, Pennsylvania and Texas. Seven of these hotels operate under franchise agreements with major hotel brands, and three are independent hotels. We also own the hotel commercial condominium units of the Hyde Resort & Residences and Hyde Beach House Resort & Residences condominium hotels. We closed the sale of the Sheraton Louisville Riverside on February 10, 2022 and the sale of the DoubleTree by Hilton Raleigh Brownstone-University on June 10, 2022. See Item 2 in Part I and Item 7 in Part II of this Form 10-K for additional detail on our properties.

Our Strategy and Investment Criteria

Our strategy is to grow through acquisitions of full-service, upscale and upper-upscale hotel properties located in the primary markets of the southern United States. Sotherly may also opportunistically acquire hotels throughout other regions of the United States. We intend to grow our portfolio through disciplined acquisitions of hotel properties and believe that we will be able to source significant external growth opportunities through our management team's extensive network of industry, corporate and institutional relationships. Current market conditions and the terms of our loan agreements limit our ability to pursue our growth strategy, but as economic conditions improve and demand and consumer confidence increase, we intend to position the Company to execute on our growth strategy. We are not subject to limitations on the amount or percentage of our total assets that may be invested in any one property. Additionally, no limits have been set on the concentration of investments in any one location or facility type. Our policy is to acquire assets primarily for income and long-term appreciation.

Our investment criteria are further detailed below:

- *Geographic Growth Markets:* Our growth strategy focuses on the major markets in the Southern region of the United States. Our management team remains confident in the long-term growth potential associated with this part of the United States. We believe these markets have, during the Company's and our predecessors' existence, been characterized by population growth, economic expansion, growth in new businesses and growth in the resort, recreation and leisure segments. We will continue to focus on these markets, including coastal locations, and will investigate other markets for acquisitions only if we believe these new markets will provide similar long-term growth prospects. Sotherly may also opportunistically acquire hotels throughout the United States.

- *Full-Service Hotels:* Our acquisition strategy focuses on the full-service hotel segment. Our full-service hotels fall primarily under the upscale to upper-upscale categories and include such brands as Hilton, Doubletree by Hilton, and Hyatt, as well as independent hotels. We may also acquire commercial unit(s) within upscale to upper-upscale condominium hotel projects, allowing us to establish and operate unit rental programs. We do not own limited service or extended-stay hotels. We believe that full-service hotels, in the upscale to upper-upscale categories, will outperform the broader U.S. hotel industry, and thus offer the highest returns on invested capital. Sotherly may also opportunistically acquire hotels outside of the full-service, upscale or upper-upscale category.

- *Significant Barriers to Entry:* We intend to execute a strategy that focuses on the acquisition of hotels in prime locations with significant barriers to entry.

- *Proximity to Demand Generators:* We seek to acquire hotel properties located in central business districts for both leisure and business travelers within the respective markets, including large state universities, airports, convention centers, corporate headquarters, sports venues and office buildings. We seek to be in walking locations that are proximate to the markets' major demand generators.

We generally have a bias toward acquiring underperforming hotels, which we typically define as those that are poorly managed, suffer from significant deferred maintenance and capital investment and that are not properly positioned in their respective markets. In pursuing these opportunities, we hope to improve revenue and cash flow and increase the long-term value of the underperforming hotels we acquire. Our ultimate goal is to achieve a total investment that is substantially less than replacement cost of a hotel or the acquisition cost of a market performing hotel. In analyzing a potential investment in an underperforming hotel property, we typically characterize the investment opportunity as one of the following:

- *Branding Opportunity:* The acquisition of properties that includes a repositioning of the property through a change in brand affiliation, which may include positioning the property as an independent hotel. Branding opportunities typically include physical upgrades and enhanced efficiencies brought about by changes in operations.

- *Shallow-Turn Opportunity:* The acquisition of an underperforming but structurally sound hotel that requires moderate renovation to re-establish the hotel in its market.

- *Deep-Turn Opportunity:* The acquisition of a hotel that is closed or functionally obsolete and requires a restructuring of both the business components of the operations as well as the physical plant of the hotel, including extensive renovation of the building, furniture, fixtures and equipment.

Typically, in our experience, a deep turn opportunity takes a total of approximately four years from the initial acquisition of a property to achieving full post-renovation stabilization. Therefore, when evaluating future opportunities in underperforming hotels, we intend to focus on up-branding and shallow-turn opportunities, and to pursue deep-turn opportunities on a more limited basis and in joint venture partnerships, if possible.

Investment Vehicles. In pursuit of our investment strategy, we may employ various traditional and non-traditional investment vehicles:

- *Direct Purchase Opportunity:* Our traditional investment strategy is to acquire direct ownership interests via our Operating Partnership in properties that meet our investment criteria, including opportunities that involve full-service, upscale and upper-upscale properties in identified geographic growth markets that have significant barriers to entry for new product delivery. Such properties, or portfolio of properties, may or may not be acquired subject to a mortgage, or other financing or lending instruments, by the seller or third-party.

- *Joint Venture/Mezzanine Lending Opportunities:* We may, from time to time, undertake a significant renovation and rehabilitation project that we characterize as a deep-turn opportunity. In such cases, we may acquire a functionally obsolete hotel whose renovation may be very lengthy and require significant capital. In these projects, we may choose to structure such acquisitions as a joint venture, or mezzanine lending program, in order to avoid severe short-term dilution and loss of current income commonly referred to as the "negative carry" associated with such extensive renovation programs. We will not pursue joint venture or mezzanine programs in which we would become a "de facto" lender to the real estate community.

- *Investments in Mortgages, Structured Financings and Other Lending Policies:* In sourcing acquisitions for our core turnaround growth strategy, we may pursue investments in debt instruments that are collateralized by underperforming hotel properties. In certain circumstances, we believe that owning these debt instruments is a way to (i) ultimately acquire the underlying real estate asset and (ii) provide a non-dilutive current return to the Company's stockholders in the form of interest payments derived from the ownership of the debt. Our principal goal in pursuing distressed debt opportunities is ultimately to acquire the underlying real estate. By owning the debt, we believe that we may be in a position to acquire deeds to properties that fit our investment criteria in lieu of foreclosures. We do not have a policy limiting our ability to invest in loans secured by properties or to make loans to other persons. We may consider offering purchase money financing in connection with the sale of properties where the provision of that financing will increase the value to be received by us for the property sold. We may make loans to joint ventures in which we may participate in the future. However, neither Sotherly nor the Operating Partnership intend to engage in significant lending activities.

Portfolio and Asset Management Strategy

We intend to ensure that the management of our hotel properties maximizes market share, as evidenced by revenue per available room ("RevPAR") penetration indices, and that our market share yields the optimum level of revenues for our hotels in their respective markets. Our strategy is designed to actively monitor our hotels' operating expenses in an effort to maximize hotel earnings before interest, taxes, depreciation and amortization ("Hotel EBITDA").

Over our long history in the lodging industry, we have refined many portfolio and asset management techniques that we believe provide for exceptional cash returns at our hotels. We undertake extensive budgeting due diligence wherein we examine market trends, one-time or exceptional revenue opportunities, and/or changes in the regulatory climate that may impact costs. We review daily revenue results and revenue management strategies at the hotels, and we focus on our managers' ability to produce high quality revenues that translate to higher profit margins. We look for ancillary forms of revenues, such as leasing roof-top space for cellular towers and other communication devices and also look to lease space to third parties in our hotels, which may include, but are not limited to, gift shops or restaurants. We have and will continue to engage parking management companies to maximize parking revenue. Our efforts further include periodic review of property insurance costs and coverage, and the cost of real and personal property taxes. We generally appeal tax increases in an effort to secure lower tax payments and routinely pursue strategies that allow for lower overall insurance costs, such as purchasing re-insurance.

We also require detailed and refined reporting data from our hotel manager, which includes detailed accounts of revenues, revenue segments, expenses and forecasts based on current and historic booking patterns. We also believe we optimize and successfully manage capital costs at our hotels while ensuring that adequate product standards are maintained to provide a positive guest experience.

None of our hotels are managed by a major national or global hotel franchise company. Through our long history in the lodging industry, we have found that management of our hotels by management companies other than franchisors is preferable to and more profitable than management services provided by the major franchise companies, specifically with respect to optimization of operating expenses and the delivery of guest service.

Our portfolio management strategy includes efforts to optimize labor costs. Our third-party hotel manager is responsible for hiring and maintaining the labor force at each of our hotels. Although we do not directly employ or manage employees at our hotels, we monitor our hotel manager and make recommendations regarding the operation of our hotels. The labor force in our hotels is predominately non-unionized, with only one property, the DoubleTree by Hilton Jacksonville Riverfront, having approximately 86 employees electing to participate under a collective bargaining arrangement. Further, the employees at our hotels that are managed by Our Town are eligible to receive health and other insurance coverage through Our Town, which self-insures. Self-insuring has, in our opinion and experience, provided significant savings over traditional insurance company sponsored plans.

Asset Disposition Strategy. When a property no longer fits with our investment objectives, we will pursue a direct sale of the property for cash so that our investment capital can be redeployed according to the investment strategies outlined above. Where possible, we will seek to subsequently purchase a hotel in connection with the requirements of a tax-free exchange. Such a strategy may be deployed in order to mitigate the tax consequence that a direct sale may cause.

Our Principal Agreements

Management Agreements

Our hotels are managed on a day-to-day basis by Our Town, an eligible independent management company. The base management fee for each of our hotels is a percentage of the gross revenues of the hotel and is due monthly. The applicable percentages of gross revenue for the base management fee for each of our wholly-owned hotels and our condominium hotel rental programs are shown below:

Hotel Name	Commencement Date	Expiration Date	Percentage Fee
Hotel Ballast Wilmington, Tapestry Collection by Hilton	January 1, 2020	March 31, 2035	2.50%
The DeSoto	January 1, 2020	March 31, 2035	2.50%
DoubleTree by Hilton Philadelphia Airport	January 1, 2020	March 31, 2035	2.50%
Hotel Alba Tampa, Tapestry Collection by Hilton	January 1, 2020	March 31, 2035	2.50%
DoubleTree by Hilton Jacksonville Riverfront	January 1, 2020	March 31, 2035	2.50%
DoubleTree by Hilton Laurel	January 1, 2020	March 31, 2035	2.50%
Georgian Terrace	January 1, 2020	March 31, 2035	2.50%
The Whitehall	January 1, 2020	March 31, 2035	2.50%

Hotel Name	Commencement Date	Expiration Date	Year 1	Year 2	Year 3	Years 4-5 & Renewals
DoubleTree Resort by Hilton Hollywood Beach	April 1, 2020	March 31, 2035	2.00%	2.25%	2.50%	2.50%
Hyde Resort & Residences	April 1, 2020	March 31, 2035	2.00%	2.25%	2.50%	2.50%
Hyde Beach House Resort & Residences	April 1, 2020	March 31, 2035	2.00%	2.25%	2.50%	2.50%
Hyatt Centric Arlington	November 15, 2020	March 31, 2035	2.00%	2.25%	2.50%	2.50%

Agreements with Our Town. Our Town is the management company for each of our twelve wholly-owned hotels, as well as the manager for our two condominium rental programs. As of March 15, 2022, an affiliate of Andrew M. Sims, our Chairman, an affiliate of David R. Folsom, our President and Chief Executive Officer, and Andrew M. Sims Jr., our Vice President - Operations & Investor Relations, beneficially owned approximately 63.0%, 7.0%, and 15.0%, respectively, of the total outstanding ownership interests in Our Town. Mr. Sims, Mr. Folsom, and Mr. Sims Jr. serve as directors of Our Town.

On September 6, 2019, we entered into a master agreement with Our Town and the former majority owner of Our Town related to the management of certain of our hotels, as amended on December 13, 2019 (as amended, the "OTH Master Agreement"). On December 13, 2019, and subsequent dates we entered into a series of individual hotel management agreements for the management of our hotels. Those hotel management agreements for our ten wholly-owned hotels and the two rental programs are each referred to as an "OTH Hotel Management Agreement" and, together, the "OTH Hotel Management Agreements".

The OTH Master Agreement:

- expires on March 31, 2035, or earlier if all of the OTH Hotel Management Agreements expire or are terminated prior to that date. The OTH Master Agreement shall be extended beyond 2035 for such additional periods as an OTH Hotel Management Agreement remains in effect;

- requires Our Town to provide dedicated executive level support for our managed hotels pursuant to certain criteria;

- sets an incentive management fee for each of the hotels managed by Our Town equal to 10% of the amount by which gross operating profit, as defined in the OTH Hotel Management Agreements, for a given year exceeds the budgeted gross operating profit for such year; provided, however, that the incentive management fee payable in respect of any such year shall not exceed 0.25% of the gross revenues of the hotel included in such calculation;

- provides for an adjustment to the fees payable by us under the OTH Hotel Management Agreements in the event the net operating income of Our Town falls below $250,000 for any calendar year beginning on or after January 1, 2021;

- provides a mechanism and establishes conditions on which the Company will offer Our Town the opportunity to manage hotels acquired by the Company in the future, pursuant to a negotiated form of single facility management agreement, with the caveat that the Company is not required to offer the management of future hotels to Our Town; and

- sets a base management fee for future hotels of 2.00% for the first year of the term, 2.25% for the second year of the term, and 2.50% for the third and any additional years of the term.

Each of the OTH Hotel Management Agreements has an initial term ending March 31, 2035. Each of the OTH Hotel Management Agreements may be extended for up to two additional periods of five years subject to the approval of both parties with respect to any such extension. The agreements provide that Our Town will be the sole and exclusive manager of the hotels as the agent of the respective TRS Lessee, at the sole cost and expense of the TRS Lessee, and subject to certain operating standards. Each OTH Hotel Management Agreement may be terminated in connection with a sale of the related hotel. In connection with a termination upon the sale of the hotel, Our Town will be entitled to receive a termination fee equal to the lesser of the management fee paid with respect to the prior twelve months or the management fees paid for that number of months prior to the closing date of the hotel sale equal to the number of months remaining on the current term of the OTH Hotel Management Agreement. Upon the sale of a hotel, no termination fee will be due in the event the Company elects to provide Our Town with the opportunity to manage another comparable hotel and Our Town is not precluded from accepting such opportunity. Our Town is required to qualify as an eligible independent contractor in order to permit the Company to continue to operate as a real estate investment trust.

Pursuant to the management agreements for the Hyde Resort & Residences and the Hyde Beach House Resort & Residences, Our Town manages the rental of individually owned condominium units pursuant to rental agreements entered into with individual condominium unit owners. We have also entered into an Association Sub Management and Assignment Agreement with Our Town for the management and operation of the condominium association responsible for the operation of the Hyde Beach House Resort & Residences, and a Rental Sales Management Agreement pursuant to which Our Town agreed to manage the marketing and negotiation of rental agreements with individual condominium unit owners.

Franchise Agreements

As of December 31, 2022, all but three of our wholly-owned hotels operate under franchise licenses from national hotel companies. As our franchise agreements expire, we will continue to evaluate each hotel on a case-by-case basis and decide whether to re-license with the existing franchisor, re-brand and license with a new franchisor, or re-brand as an independent hotel. We also periodically review our independent hotels to determine whether they would be better served by operating under a franchise license.

Our TRS Lessees hold the franchise licenses for our wholly-owned hotels. Our hotel manager must operate each of our hotels they manage in accordance with and pursuant to the terms of the franchise agreement for the hotel.

The franchise licenses generally specify certain management, operational, record keeping, accounting, reporting and marketing standards and procedures with which the franchisee must comply. Under the franchise licenses, the franchisee must comply with the franchisors' standards and requirements with respect to:

- training of operational personnel;
- safety;
- maintaining specified insurance;
- the types of services and products ancillary to guest room services that may be provided;
- display of signage;
- marketing standards including print media, billboards, and promotions standards; and
- the type, quality and age of furniture, fixtures and equipment included in guest rooms, lobbies and other common areas.

As the franchisee, our TRS Lessees are required to pay franchise/royalty fees, as well as certain other fees for marketing and reservations services in amounts that range from approximately 3.0% to 4.0% of gross revenues. The following table sets forth certain information for the franchise licenses of our wholly-owned hotel properties as of December 31, 2022:

	Franchise/Royalty Fee [1]	Expiration Date
Hotel Alba Tampa, Tapestry Collection by Hilton [2]	5.0%	June 2029
DoubleTree by Hilton Jacksonville Riverfront	5.0%	September 2025
DoubleTree by Hilton Laurel	5.0%	October 2030
DoubleTree by Hilton Philadelphia – Airport	5.0%	October 2024
DoubleTree Resort by Hilton Hollywood Beach	5.0%	October 2027
Hotel Ballast Wilmington, Tapestry Collection by Hilton [2]	5.0%	April 2028
Hyatt Centric Arlington	5.0%	March 2038

(1) Percentage of room revenues payable to the franchisor.
(2) The Franchise/Royalty Fee is 3.0% for operating year 1, 4.0% for operating year 2, and 5.0% thereafter.

Lease Agreements

TRS Leases

In order for the Company to maintain qualification as a REIT, neither the Company nor the Operating Partnership or its subsidiaries can operate our hotels directly. Our wholly-owned hotels are leased to our TRS Lessees, which have engaged a third-party management company to manage the hotels. Each lease has a non-cancelable term ranging from four to thirty years, subject to earlier termination upon the occurrence of certain contingencies described in the lease.

During the term of each lease, our TRS Lessees are obligated to pay a fixed annual base rent plus a percentage rent and certain other additional charges. Base rent accrues and is paid monthly. Percentage rent is calculated by multiplying fixed percentages by gross room revenues, in excess of certain threshold amounts and is paid monthly or quarterly, according to the terms of the agreement.

Other Leases

We lease the land underlying the Hyatt Centric Arlington hotel pursuant to a ground lease. The ground lease requires us to make rental payments of $50,000 per year in base rent and percentage rent equal to 3.5% of gross room revenue in excess of certain thresholds, as defined in the ground lease agreement. The ground lease contains a rent reset provision that will reset the rent in June 2025 to a fixed amount per annum equal to 8.0% of the land value, subject to an appraisal process. The initial term of the ground lease expires in 2035 and may be extended by us for four additional renewal periods of 10 years each. In order to sell the Hyatt Centric Arlington hotel and assign our leasehold interest in the ground lease, we are required to obtain the consent of the third-party lessor.

In connection with the acquisition of the Hyde Beach House Resort & Residences hotel commercial condominium unit, we entered into a 20-year parking and cabana management agreement for the parking garage and poolside cabanas associated with the resort. In exchange for rights to the parking and cabana revenue, we pay the condominium association an annual payment of $271,000 for the initial five years of the term, with 5.0% increases on every fifth year of the term.

We lease approximately 8,500 square feet of commercial office space in Williamsburg, Virginia for our corporate offices, under an agreement with a ten-year term beginning January 1, 2020. The initial annual rent under the agreement is $218,875, with the rent for each successive annual period increasing by 3.0% over the prior annual period's rent. The annual rent was offset by a tenant improvement allowance of $200,000, applied against one-half of each monthly rent payment until the tenant improvement allowance was exhausted in 2021.

Tax Status

The Company elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"), commencing with its taxable year ended December 31, 2004. In order to maintain its qualification as a REIT, the Company must meet a number of organizational and operational requirements, including a requirement that it currently distribute, as "qualifying distributions," at least 90.0% of its taxable income (determined without regard to the deduction for dividends paid and by excluding its net capital gains and reduced by certain non-cash items) to its stockholders. The Company has adhered to these requirements each taxable year since its formation in 2004 and intends to continue to adhere to these requirements and maintain its qualification for taxation as a REIT. As a REIT, the Company generally will not be subject to federal corporate income tax on that portion of its taxable income (including its net capital gain) that is distributed to its stockholders. If the Company fails to qualify for taxation as a REIT in any taxable year, and no relief provision applies, it will be subject to federal income taxes at regular corporate rates and it would be disqualified from re-electing treatment as a REIT until the fifth taxable year after the year in which it failed to qualify as a REIT. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and to federal income and excise taxes on its undistributed taxable income. In addition, taxable income from non-REIT activities managed through taxable REIT subsidiaries, or TRSs, is subject to federal, state and local income taxes.

While the Operating Partnership is generally not subject to federal and state income taxes, the unit holders of the Operating Partnership, including the Company, are subject to tax on their respective allocable shares of the Operating Partnership's taxable income.

The Company has one TRS, MHI Holding, in which it owns an interest through the Operating Partnership. MHI Holding is subject to federal, state and local income taxes. MHI Holding has operated at a cumulative taxable loss, through December 31, 2022, of approximately $41.7 million and deferred timing differences of approximately $1.7 million attributable to accrued, but not deductible, vacation and sick pay amounts, business interest, depreciation and other timing differences. The Company has not incurred federal income taxes since its formation. During the first quarter of 2020, we reduced our deferred tax assets through the establishment of a 100% valuation allowance of approximately $5.4 million. During the year ended December 31, 2020, we increased the valuation allowance to approximately $14.7 million and increased it again during the year ended December 31, 2021 to approximately $14.9 million and in 2022 we reduced the valuation allowance by approximately $3.7 million to approximately $11.2 million.

Environmental Matters

In connection with the ownership and operation of the hotels, we are subject to various federal, state and local laws, ordinances and regulations relating to environmental protection. Under these laws, a current or previous owner or operator of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances on, under, or in such property. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of hazardous or toxic substances. In addition, the presence of contamination from hazardous or toxic substances, or the failure to remediate such contaminated property properly, may adversely affect the owner's ability to borrow using such property as collateral. Furthermore, a person who arranges for the disposal or treatment of a hazardous or toxic substance at a property owned by another, or who transports such substance to or from such property, may be liable for the costs of removal or remediation of such substance released into the environment at the disposal or treatment facility. The costs of remediation or removal of such substances may be substantial, and the presence of such substances may adversely affect the owner's ability to sell such real estate or to borrow using such real estate as collateral. In connection with the ownership and operation of the hotels, we may be potentially liable for such costs.

We believe that our hotels are in compliance, in all material respects, with all federal, state and local environmental ordinances and regulations regarding hazardous or toxic substances and other environmental matters, the violation of which would have a material adverse effect on us. We have not received written notice from any governmental authority of any material noncompliance, liability or claim relating to hazardous or toxic substances or other environmental matters in connection with any of our present hotel properties.

Employees and Human Capital

As of December 31, 2022, we employed nine full-time persons, all of whom work at our corporate office in Williamsburg, Virginia. We believe relations with our employees are positive. Our human capital resources objectives include attracting and retaining talented and well-qualified employees. Our compensation program, including competitive salaries and other benefits, are designed to attract, hire, retain and motivate highly qualified employees and executives. We are committed to enhancing our culture through efforts to promote and preserve inclusion and by providing and maintaining a safe work environment. All persons employed in the day-to-day operations of each of our hotels are employees of our third-party hotel manager engaged by our TRS Lessees to operate such hotels.

Available Information

We maintain an Internet site, http://www.sotherlyhotels.com, which contains additional information concerning Sotherly Hotels Inc. We make available free of charge through our Internet site all our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, definitive proxy statements and other reports filed with the Securities and Exchange Commission as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. We have also posted on this website the Company's Code of Business Conduct and the charters of the Company's Nominating, Corporate Governance and Compensation Committee ("NCGC Committee") and Audit Committee of the Company's board of directors. We intend to disclose on our website any changes to, or waivers from, the Company's Code of Business Conduct. Information on the Company's Internet site is neither part of nor incorporated into this Form 10-K.

Item 1A. *Risk Factors*

The following are the material risks that may affect us. Any of the risks discussed herein can materially adversely affect our business, liquidity, operations, industry or financial position or our future financial performance.

SUMMARY

Risks Related to Our Business and Properties

- Risks related to the limited number of hotels that we own.

- Risks related to increased hotel operating expenses and decreased hotel revenues.

- Risks related to our investment strategy, and the acquisition, renovation, or repositioning of hotels.

- Risks related to our management company.

- Risks related to our ability to make distributions.

- Risks related to the geographic concentration of our hotels.

- Risks related to the concentration of our hotel franchise agreements.

- Risks related to our ground lease for the Hyatt Centric Arlington.

- Risks related to hedging against interest rate exposure.

- Risks related to investment opportunities and growth prospects.

- Risks related to internal controls.

- Risks related to information technology.

- Risks related to natural disasters and the physical effects of climate change.

Risks Related to the Lodging Industry

- Risks related to the overall economy and our financial performance.

- Risks related to operating risks, seasonality of the hotel business, investment concentration in particular segments of a single industry, and capital expenditures.

- Risks related to operating hotels with franchise agreements.

- Risks related to restrictive covenants in certain of our franchise agreements.

- Risks related to hotel re-development.

- Risks related to obtaining financing.

- Risks related to uninsured and underinsured losses.

- Risks related to governmental regulations, including regulations covering environmental matters or the Americans with Disabilities Act.

- Risks related to unknown or contingent liabilities.

- Risks related to future terrorist activities.

General Risks Related to the Real Estate Industry

- Risks related to illiquidity of real estate investments.

- Risks related to future acquisitions.

- Risks related to property damage including harmful mold.

- Risks related to increases in property taxes.

Risks Related to Our Debt and Financing

- Risks related to our financial leverage.

- Risks related to our forbearance agreements.

- Risks related to our financial covenants.

- Risks related to our debt maturities.

- Risks related to our borrowing costs.

- Risks related to interest rates.

Risks Related to Our Organization and Structure

- Risks related to change of control.

- Risks related to our executive employment agreements.

- Risks related to ownership limitations on our common stock and preferred stock.

- Risks related to our preferred stock.

- Risks related to future indebtedness.

- Risks related to our REIT status.

- Risks related to our major corporate policies.

- Risks related to key personnel.

Risks Related to Conflicts of Interest of Our Officers and Directors

- Risks related to conflicts of interest of our officers and directors.

Federal Income Tax Risks Related to the Company's Status as a REIT.

- Risks related to potential failure to qualify as a REIT.

- Risks related to potential failure to make distributions.

- Risks related to MHI Holding, including its TRS qualification and potential tax liability.

- Risks related to potential tax liabilities.

- Risks related to highly technical and complex REIT compliance requirements.

- Risks related to Operating Partnership's qualification as a partnership for federal income tax purposes.

- Risks related to the qualification of our hotel manager as an "eligible independent contractor".

- Risks related to our TRS leases.

- Risks related to taxation of dividend income and U.S. withholding tax.

- Risks related to foreign investors.

- Risks related to U.S. tax reform and related regulatory action.

Risks Related to Our Business and Properties

We own a limited number of hotels and significant adverse changes at one hotel could have a material adverse effect on our financial performance and may limit our ability to make distributions to stockholders.

As of December 31, 2022, our portfolio consisted of ten wholly-owned hotels with a total of 2,786 rooms and the hotel commercial condominium units of the Hyde Resort & Residences and the Hyde Beach House Resort & Residences condominium hotels. Significant adverse changes in the operations of any one hotel could have a material adverse effect on our financial performance and, accordingly, on our ability to make distributions to stockholders.

We are subject to risks of increased hotel operating expenses and decreased hotel revenues.

Our leases with our TRS Lessees provide for the payment of rent based in part on gross revenues from our hotels. Our TRS Lessees are subject to hotel operating risks including decreased hotel revenues and increased hotel operating expenses, including but not limited to the following:

- wage and benefit costs;

- repair and maintenance expenses;

- energy costs;

- insurance costs; and

- other operating expenses.

Any increases in these operating expenses can have a significant adverse impact on our TRS Lessees' ability to pay rent and other operating expenses and, consequently, our earnings and cash flow.

In keeping with our investment strategy, we may acquire, renovate and/or re-brand hotels in new or existing geographic markets as part of our repositioning strategy. Unanticipated expenses and insufficient demand for newly repositioned hotels could adversely affect our financial performance and our ability to comply with loan covenants and to make distributions to the Company's stockholders.

We have in the past, and may in the future, develop or acquire hotels in geographic areas in which our management may have little or no operating experience. Additionally, those properties may also be renovated and re-branded as part of a repositioning strategy. Potential customers may not be familiar with our newly renovated hotel or be aware of the brand change. As a result, we may have to incur costs relating to the opening, operation and promotion of those new hotel properties that are substantially greater than those incurred in other geographic areas. These hotels may attract fewer customers than expected and we may choose to increase spending on advertising and marketing to promote the hotel and increase customer demand. Unanticipated expenses and insufficient demand at new hotel properties, therefore, could adversely affect our financial performance and our ability to comply with loan covenants and to make distributions to the Company's stockholders.

We do not have the authority to require any hotel to be operated in a particular manner or to govern any particular aspect of the daily operations of any hotel and as a result, our returns are dependent on the management of our hotels by our hotel management company.

Since federal income tax laws restrict REITs and their subsidiaries from operating or managing hotels, we do not operate or manage our hotels. Instead, we lease all of our hotels to our TRS Lessees, and our TRS Lessees retain managers to operate our hotels pursuant to management agreements. All of our hotels are managed by Our Town.

Under the terms of our management agreements with our hotel manager and the REIT qualification rules, our ability to participate in operating decisions regarding the hotels is limited. We will depend on our hotel manager to operate our hotels as provided in the management agreements. We do not have the authority to require any hotel to be operated in a particular manner or to govern any particular aspect of the daily operations of any hotel. Thus, even if we believe our hotels are being operated inefficiently or in a manner that does not result in satisfactory occupancy rates, RevPAR, and average daily rates ("ADR"), we may not be able to force a hotel management company to change its method of operating our hotels. Additionally, in the event that we need to replace a hotel management company in the future, we may be required by the terms of the applicable management agreement to pay substantial termination fees and may experience significant disruptions at the affected hotels.

Our ability to make distributions to the Company's stockholders is subject to fluctuations in our financial performance, operating results and capital improvement requirements.

As a REIT, the Company is required to distribute, as "qualifying distributions," at least 90.0% of its REIT taxable income (determined without regard to the dividends-paid deduction and by excluding its net capital gains, and reduced by certain noncash items), each year to the Company's stockholders. However, several factors may make us unable to declare or pay distributions to the Company's stockholders, including poor operating results and financial performance or unanticipated capital improvements to our hotels, including capital improvements that may be required by our franchisors.

We lease all of our hotels to our TRS Lessees. Our TRS Lessees are subject to hotel operating risks, including risks of sustaining operating losses after payment of hotel operating expenses, including management fees. Among the factors which could cause our TRS Lessees to fail to make required rent payments are reduced net operating profits or operating losses, increased debt service requirements and capital expenditures at our hotels, including capital expenditures required by the franchisors of our hotels. Among the factors that could reduce the net operating profits of our TRS Lessees are decreases in hotel revenues and increases in hotel operating expenses. Hotel revenue can decrease for a number of reasons, including increased competition from a new supply of hotel rooms and decreased demand for hotel rooms. These factors can reduce both occupancy and room rates at our hotels and limit the volume of food and beverage revenue and other operating revenue such as parking revenue.

The declaration of distributions to holders of our securities is subject to the sole discretion of the Company's board of directors, which will consider, among other factors, our financial performance, debt service obligations, debt covenants and capital expenditure requirements. We cannot assure you that we will generate sufficient cash to fund distributions. We did not pay any dividend distributions following the payment of dividends in March 2020 through the end of 2022.

Geographic concentration of our hotels makes our business vulnerable to economic downturns in the mid-Atlantic and southern United States.

Our hotels are located in the mid-Atlantic and southern United States. As a result, economic conditions in the mid-Atlantic and southern United States significantly affect our revenues and the value of our hotels to a greater extent than if we had a more geographically diversified portfolio. Business layoffs or downsizing, industry slowdowns, changing demographics and other similar factors that may adversely affect the economic climate in these areas could have a significant adverse impact on our business. Any resulting oversupply or reduced demand for hotels in the mid-Atlantic and southern United States and in our markets in particular would therefore have a disproportionate negative impact on our revenues and limit our ability to make distributions to stockholders.

A substantial number of our hotels operate under brands owned by Hilton Worldwide Holdings, Inc.("Hilton"); therefore, we are subject to risks associated with concentrating our portfolio in one brand. We also own a hotel operated under the brand owned by Hyatt Hotels Corporation ("Hyatt").

In our portfolio, the majority of the hotels that we owned as of December 31, 2022, utilize brands owned by Hilton. As a result, our success is dependent in part on the continued success of Hilton and their respective brands. If market recognition or the positive perception of Hilton is reduced or compromised, the goodwill associated with the Hilton branded hotels in our portfolio may be adversely affected, which may have a material adverse effect on our business, financial condition, results of operations and our ability to make distributions to our stockholders. As of March 1, 2023, we owned one property that utilizes a brand owned by Hyatt. Our success is also dependent in part on the continued success, market recognition, and positive perception of these brands.

Our ground lease for the Hyatt Centric Arlington may constrain us from acting in the best interest of stockholders or require us to make certain payments.

The Hyatt Centric Arlington is subject to a ground lease with a third-party lessor which requires us to obtain the consent of the relevant third-party lessor in order to sell the Hyatt Centric Arlington hotel or to assign our leasehold interest in the ground lease. Accordingly, we may be prevented from completing such a transaction if we are unable to obtain the required consent from the lessor, even if we determine that the sale of this hotel or the assignment of our leasehold interest in the ground lease is in the best interest of the Company or our stockholders. In addition, at any given time, potential purchasers may be less interested in buying a hotel subject to a ground lease and may demand a lower price for the hotel than for a comparable property without such a restriction, or they may not purchase the hotel at any price. For these reasons, we may have a difficult time selling the hotel or may receive lower proceeds from any such sale. The ground lease is subject to four additional renewal periods of 10 years each, following the first renewal period which expires in 2035. At the beginning of each renewal period, certain provisions of the lease may be adjusted by the lessor, which could impact payments we are required to make to the lessor. The ground lease contains a rent reset provision that will reset the rent in June 2025 to a fixed amount per annum equal to 8.0% of the land value, subject to an appraisal process. If we are not able to come to reasonable terms with the lessor at the end of the term or if we are found to have breached certain obligations under the ground lease, the hotel may suffer a substantial decline in value and we may be forced to dispose of the hotel at a substantial loss.

Hedging against interest rate exposure may adversely affect us and our hedges may fail to protect us from the losses that the hedges were designed to offset.

Subject to maintaining the Company's qualification as a REIT, we may elect to manage our exposure to interest rate volatility by using interest rate hedging arrangements, such as cap agreements and swap agreements. These agreements involve the risks that these arrangements may fail to protect or adversely affect us because, among other things:

- interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates;

- available interest rate hedges may not correspond directly with the interest rate risk for which protection is sought;

- the financial instruments we select may not have the effect of reducing our interest rate risk;

- the duration of the hedge may not match the duration of the related liability;

- the credit quality of the hedging counterparty owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction; and

- the hedging counterparty owing money in the hedging transaction may default on its obligation to pay.

As a result of any of the foregoing, our hedging transactions, which are intended to limit losses, may fail to protect us from the losses that the hedges were designed to offset and could have a material adverse effect on us.

Our investment opportunities and growth prospects may be affected by competition for acquisitions.

We compete for investment opportunities with other entities, some of which have substantially greater financial resources than we do. This competition may generally limit the number of suitable investment opportunities offered to us, which may limit our ability to grow. This competition may also increase the bargaining power of property owners seeking to sell to us, making it more difficult for us to acquire new properties on attractive terms, or at all.

If we fail to maintain an effective system of internal controls, we may not be able to accurately determine our financial results or prevent fraud. As a result, the Company's stockholders could lose confidence in our financial results, which could harm our business and the value of the Company's shares.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. Section 404 of the Sarbanes-Oxley Act of 2002 requires us to evaluate and report on our internal controls over financial reporting. Our internal controls and financial reporting are not subject to attestation by our independent registered public accounting firm pursuant to the Sarbanes-Oxley Act of 2002. While we have undertaken substantial work to maintain effective internal controls, we cannot be certain that we will be successful in maintaining adequate internal controls over our financial reporting and financial processes in the future. In the future, we may discover areas of our internal controls that need improvement. Furthermore, as we grow our business, our internal controls will become more complex, and we will require significantly more resources to ensure our internal controls remain effective. If we or our independent auditors discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market value of the Company's shares and make it more difficult for the Company to raise capital. Additionally, the existence of any material weakness or significant deficiency would require management to devote significant time and incur significant expense to remediate any such material weaknesses or significant deficiencies and management may not be able to remediate any such material weaknesses or significant deficiencies in a timely manner.

We and our hotel manager rely on information technology in our operations, and any material failure, inadequacy, interruption or security failure of that technology could harm our business.

We and our hotel manager rely on information technology networks and systems, including the Internet, to process, transmit and store electronic information, and to manage or support a variety of business processes, including financial transactions and records, personal identifying information, reservations, billing and operating data. We and our hotel manager purchase some of our information technology from vendors, on whom our systems depend. We and our hotel manager rely on commercially available systems, software, tools and monitoring to provide security for processing, transmission and storage of confidential operator and other customer information, such as individually identifiable information, including information relating to financial accounts. Although we and our hotel manager have taken steps, we believe are necessary to protect the security of our information systems and the data maintained in those systems, it is possible that the safety and security measures taken will not be able to prevent the systems' improper functioning or damage, or the improper access or disclosure of personally identifiable information such as in the event of cyber-attacks. Security breaches, including physical or electronic break-ins, computer viruses, attacks by hackers and similar breaches, can create system disruptions, shutdowns or unauthorized disclosure of confidential information. Any failure to maintain proper functionality, security and availability of our information systems could interrupt our operations, damage our reputation, subject us to liability claims or regulatory penalties and could have a material adverse effect on our business, financial condition and results of operations. Our hotel manager carries cyber insurance policies to protect and offset a portion of potential costs incurred from a security breach. Additionally, we currently have cyber insurance policies to provide supplemental coverage above the coverage carried by our third-party manager. Despite various precautionary steps to protect our hotels from losses resulting from cyber-attacks, any cyber-attack occurrence could still result in losses at our properties, which could affect our results of operations. We are not aware of any cyber incidents that we believe to be material or that could have a material adverse effect on our business, financial condition and results of operations. We also rely on the reservation systems of our brand partners and those systems may be hacked or subject to denial of service attacks.

We face possible risks associated with natural disasters and the physical effects of climate change.

We are subject to the risks associated with natural disasters and the physical effects of climate change, which can include more frequent or severe storms, droughts, hurricanes and flooding, any of which could have a material adverse effect on our hotels, operations and business. Over time, our coastal markets are expected to experience increases in storm intensity and rising sea-levels causing damage to our properties. As a result, we could become subject to significant losses and/or repair costs that may or may not be fully covered by insurance. Other markets may experience prolonged variations in temperature or precipitation that may limit access to the water needed to operate our hotels or significantly increase energy costs, which may subject those hotels to additional regulatory burdens, such as limitations on water usage or stricter energy efficiency standards. Climate change also may affect our business by increasing the cost of (or making unavailable) property insurance on terms we find acceptable in areas most vulnerable to such events, increasing operating costs at our hotels, such as the cost of water or energy, and requiring us to expend funds as we seek to repair and protect our hotels against such risks. There can be no assurance that climate change will not have a material adverse effect on our hotels, operations or business.

Risks Related to the Lodging Industry

If the economy falls into a recessionary period or fails to maintain positive growth, our operating performance and financial results may be harmed by declines in occupancy, average daily room rates and/or other operating revenues.

The performance of the lodging industry and the general economy historically have been closely linked. In an economic downturn, business and leisure travelers may seek to reduce costs by limiting travel and/or reducing costs on their trips. Our hotels, which are all full-service hotels, may be more susceptible to a decrease in revenue, as compared to hotels in other categories that have lower room rates. A decrease in demand for hotel stays and hotel services, such as the decrease experienced due to COVID-19, will negatively affect our operating revenues, which will lower our cash flow and may affect our ability to make distributions to stockholders and to maintain compliance with our loan obligations. An economic downturn, such as the once caused by COVID-19, may result in losses or reduce our income in the future. A weakening of the economy may adversely and materially affect our industry, business and results of operations and we cannot predict the likelihood, severity or duration of any such downturn. Moreover, reduced revenues as a result of a weakening economy may also reduce our working capital and impact our long-term business strategy.

Our ability to comply with the terms of our loan covenants, our ability to make distributions to the Company's stockholders and the value of our hotels in general, may be adversely affected by factors in the lodging industry.

Operating Risks

Our hotel properties are subject to various operating risks common to the lodging industry, many of which are beyond our control, including the following:

- competition from other hotel properties in our markets;

- over-building of hotels in our markets, which adversely affects occupancy and revenues at our hotels;

- dependence on business and commercial travelers and tourism;

- increases in energy costs and other expenses affecting travel, which may affect travel patterns and reduce the number of business and commercial travelers and tourists;

- increases in operating costs due to inflation and other factors, including increases in labor costs, that may not be offset by increased room rates;

- changes in interest rates and in the availability, cost and terms of debt financing;

- changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances;

- adverse effects of international, national, regional and local economic and market conditions;

- adverse effects of a downturn in the lodging industry; and

- risks generally associated with the ownership of hotel properties and real estate, as we discuss in detail below.

These factors could reduce the net income of our TRS Lessees, which in turn could adversely affect the value of our hotels and our ability to comply with the terms of the indenture and to make distributions to the Company's stockholders.

Seasonality of the Hotel Business

The lodging industry is seasonal in nature, which can be expected to cause quarterly fluctuations in our revenues. Our quarterly earnings may be adversely affected by factors outside our control, including weather conditions and poor economic factors. As a result, we may have to enter into short-term borrowings in certain quarters in order to offset these fluctuations in revenues and to make distributions to the Company's stockholders.

Investment Concentration in Particular Segments of a Single Industry

Our entire business is lodging-related. Therefore, a downturn in the lodging industry, in general, and the full-service, upscale and upper-upscale segments in which we operate, in particular, will have a material adverse effect on the value of our hotels, our financial condition and the extent to which cash may be available for distribution to the Company's stockholders.

Capital Expenditures

Our hotel properties have an ongoing need for renovations and other capital improvements, including replacements, from time to time, of furniture, fixtures and equipment. The franchisors of our hotels also require us to make periodic capital improvements as a condition of keeping the franchise licenses. In addition, several of our mortgage lenders require that we set aside amounts for capital improvements to the secured properties on a monthly basis. For the years ended December 31, 2022 and 2021, we spent approximately $8.0 million and approximately $3.2 million, respectively, on capital improvements to our hotels. Capital improvements and renovation projects may give rise to the following risks:

- possible environmental problems;

- construction cost overruns and delays;

- a possible shortage of available cash to fund capital improvements and the related possibility that financing for these capital improvements may not be available to us on affordable terms; and

- uncertainties as to market demand or a loss of market demand after capital improvements have begun.

The costs of all these capital improvements as well as future capital improvements could adversely affect our financial condition and amounts available for distribution to the Company's stockholders.

Operating our hotels under franchise agreements could increase our operating costs and lower our net income.

Most of our hotels operate under franchise agreements which subject us to risks in the event of negative publicity related to one of our franchisors.

The maintenance of the franchise licenses for our hotels is subject to our franchisors' operating standards and other terms and conditions. Many operating standards and other terms can be modified or expanded at the sole discretion of the franchisor. Our franchisors periodically inspect our hotels to ensure that we, our TRS Lessees, and the management companies follow their standards. Failure by us, our TRS Lessees or a management company to maintain these standards or other terms and conditions could result in a franchise license being canceled. If a franchise license terminates due to our failure to make required improvements or to otherwise comply with its terms, we may also be liable to the franchisor for a termination payment, which varies by franchisor and by hotel. As a condition of continuing a franchise license, a franchisor may require us to make capital expenditures, even if we do not believe the capital improvements are necessary or desirable or will result in an acceptable return on our investment. Nonetheless, we may risk losing a franchise license if we do not make franchisor-required capital expenditures.

If a franchisor terminates the franchise license, we may try either to obtain a suitable replacement franchise license or to operate the hotel without a franchise license. The loss of a franchise license could significantly decrease the revenues at the hotel and reduce the underlying value of the hotel because of the loss of associated name recognition, marketing support and centralized reservation systems provided by the franchisor. A loss of a franchise license for one or more hotels could materially and adversely affect our revenues. This loss of revenues could, therefore, also adversely affect our financial condition and results of operations, our ability to comply with the terms of the loan covenants and reduce our cash available for distribution to stockholders.

Restrictive covenants in certain of our franchise agreements contain provisions that may operate to limit our ability to sell or refinance our hotels, which could have a material adverse effect on us.

Franchise agreements typically contain covenants that may affect our ability to sell or refinance a hotel, including requirements to obtain the consent of the franchisor in the event of such a sale or refinancing transaction. In the event that a franchisor's consent is not forthcoming, the terms of a sale or refinancing may be less favorable to us than would otherwise be the case. Some of our franchise agreements provide the franchisor with a right of first offer in the event of certain sales or transfers of a hotel and provide that the franchisor has the right to approve any change in the hotel management company engaged to manage the hotel. Generally, we may be limited in our ability to sell, lease or otherwise transfer hotels unless the transferee is not a competitor of the franchisor and the transferee agrees to assume the related franchise agreements. If the franchisor does not consent to the sale or financing of our hotels, we may be unable to consummate transactions that are in our best interests or the terms of those transactions may be less favorable to us, which could have a material adverse effect on our financial condition and the execution of our strategies.

Hotel re-development is subject to timing, budgeting and other risks that would increase our operating costs and limit our ability to make distributions to stockholders.

We intend to acquire hotel properties from time to time as suitable opportunities arise, taking into consideration general economic conditions, and seek to re-develop or reposition these hotels. Redevelopment of hotel properties involves a number of risks, including risks associated with:

- construction delays or cost overruns that may increase project costs;

- receipt of zoning, occupancy and other required governmental permits and authorizations;

- development costs incurred for projects that are not pursued to completion;

- acts of God such as earthquakes, hurricanes, floods or fires that could adversely impact a project;

- financing; and

- governmental restrictions on the nature or size of a project.

We cannot assure you that any re-development project will be completed on time or within budget. Our inability to complete a project on time or within budget would increase our operating costs and reduce our net income.

The hotel business is capital intensive and our inability to obtain financing could limit our growth.

Our hotel properties will require periodic capital expenditures and renovation to remain competitive. Acquisitions or development of additional hotel properties will require significant capital expenditures. In addition, several of our mortgage lenders require that we set aside annual amounts for capital improvements to the secured property. We may not be able to fund capital improvements or acquisitions solely from cash provided from our operating activities because we must distribute at least 90.0% of our REIT taxable income, excluding net capital gains, each year to maintain our REIT tax status. As a result, our ability to fund significant capital expenditures, acquisitions or hotel development through retained earnings is very limited. Consequently, we rely upon the availability of debt or equity capital to fund any significant investments or capital improvements. Our ability to grow through acquisitions or development of hotels will be limited if we cannot obtain satisfactory debt or equity financing which will depend on market conditions. Neither our charter nor our bylaws limit the amount of debt that we can incur. However, we cannot assure you that we will be able to obtain additional equity or debt financing or that we will be able to obtain such financing on favorable terms.

Uninsured and underinsured losses could adversely affect our operating results and our ability to make distributions to the Company's stockholders.

We maintain comprehensive insurance on each of our hotel properties, including liability, fire and extended coverage, of the type and amount we believe are customarily obtained for or by hotel owners. There are no assurances that current coverage will continue to be available at reasonable rates. Various types of catastrophic losses, like hurricanes, earthquakes and floods, such as Hurricane Ian in September 2022, Hurricanes Harvey and Irma in August and September 2017, respectively, Hurricane Matthew in October 2016 and Hurricane Sandy in October 2012, losses from foreign terrorist activities, such as those on September 11, 2001, losses from power outages or losses from domestic terrorist activities, such as the Oklahoma City bombing on April 19, 1995, may not be insurable or may not be economically insurable. Currently, our insurers provide terrorism coverage in conjunction with the Terrorism Risk Insurance Program sponsored by the federal government through which insurers are able to receive compensation for insured losses resulting from acts of terrorism.

In the event of a substantial loss, our insurance coverage may not be sufficient to cover the full current market value or replacement cost of our lost investment. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in a hotel, as well as the anticipated future revenue from the hotel. In that event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. Inflation, changes in building codes and ordinances, environmental considerations and other factors might also keep us from using insurance proceeds to replace or renovate a hotel after it has been damaged or destroyed. Under those circumstances, the insurance proceeds we receive might be inadequate to restore our economic position on the damaged or destroyed property.

Noncompliance with governmental regulations could adversely affect our operating results.

Environmental Matters

Our hotels may be subject to environmental liabilities. An owner of real property can face liability for environmental contamination created by the presence or discharge of hazardous substances on the property. We may face liability regardless of:

- our knowledge of the contamination;

- the timing of the contamination;

- the cause of the contamination; or

- the party responsible for the contamination of the property.

There may be unknown environmental problems associated with our properties. If environmental contamination exists on our properties, we could become subject to strict, joint and several liability for the contamination by virtue of our ownership interest.

The presence of hazardous substances on a property may adversely affect our ability to sell the property and we may incur substantial remediation costs. The discovery of environmental liabilities attached to our properties could have a material adverse effect on our results of operations and financial condition and our ability to comply with our covenants and to pay distributions to stockholders.

Americans with Disabilities Act and Other Changes in Governmental Rules and Regulations

Under the Americans with Disabilities Act of 1990 ("ADA"), all public accommodations must meet various federal requirements related to access and use by disabled persons. Compliance with the ADA's requirements could require removal of access barriers, and non-compliance could result in the U.S. government imposing fines or in private litigants winning damages. If we are required to make substantial modifications to our hotels, whether to comply with the ADA or other changes in governmental rules and regulations, our financial condition, results of operations and ability to comply with the terms of our loan covenants and to make distributions to the Company's stockholders could be adversely affected.

Our hotels may be subject to unknown or contingent liabilities which could cause us to incur substantial costs.

The hotel properties that we acquire may be subject to unknown or contingent liabilities for which we may have no recourse, or only limited recourse, against the sellers. Contingent or unknown liabilities with respect to entities or properties acquired might include:

- liabilities for environmental conditions;

- losses in excess of our insured coverage;

- accrued but unpaid liabilities incurred in the ordinary course of business;

- tax, legal and regulatory liabilities;

- claims of customers, vendors or other persons dealing with the Company's predecessors prior to our acquisition transactions that had not been asserted or were unknown prior to the Company's acquisition transactions; and

- claims for indemnification by the general partners, officers and directors and others indemnified by the former owners of our properties.

In general, the representations and warranties provided under the transaction agreements related to the sales of the hotel properties may not survive the closing of the transactions. While we will likely seek to require the sellers to indemnify us with respect to breaches of representations and warranties that survive, such indemnification may be limited and subject to various materiality thresholds, a significant deductible or an aggregate cap on losses. As a result, there is no guarantee that we will recover any amounts with respect to losses due to breaches by the sellers of their representations and warranties. In addition, the total amount of costs and expenses that may be incurred with respect to liabilities associated with these hotels may exceed our expectations, and we may experience other unanticipated adverse effects, all of which may adversely affect our financial condition, results of operations and our ability to make distributions to the Company's stockholders.

Future terrorist activities may adversely affect, and create uncertainty in, our business.

Terrorism in the United States or elsewhere could have an adverse effect on our business, although the degree of impact will depend on a number of factors, including the U.S. and global economies and global financial markets. Previous terrorist attacks in the United States and subsequent terrorism alerts have adversely affected the travel and hospitality industries in the past. Such attacks, or the threat of such attacks, could have a material adverse effect on our business, our ability to finance our business, our ability to insure our properties and/or our results of operations and financial condition, as a whole.

We face risks related to pandemic diseases, including COVID-19 and its variants, which could materially and adversely affect travel and result in reduced demand for our hotels.

Our business could be materially and adversely affected by the effect of a pandemic disease on the travel industry. For example, the outbreaks of SARS and avian flu in 2003 had a severe impact on the travel industry, the outbreaks of H1N1 flu in 2009 threatened to have a similar impact, the perceived threat of a Zika virus outbreak in 2016 had an impact on the south Florida market, and the COVID-19 pandemic had a severe impact on the travel industry. A prolonged recurrence of COVID-19, SARS, avian flu, H1N1 flu, Ebola virus, Zika virus or another pandemic disease also may result in health or other government authorities imposing restrictions on travel. Any of these events could result in a significant drop in demand for our hotels and adversely affect our financial conditions and results of operations.

General Risks Related to the Real Estate Industry

Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties and harm our financial condition.

Because real estate investments are relatively illiquid, our ability to promptly sell one or more hotel properties in our portfolio in response to changing economic, financial and investment conditions is limited.

The real estate market is affected by many factors that are beyond our control, including:

- adverse changes in international, national, regional and local economic and market conditions;

- changes in interest rates and in the cost and terms of debt financing;

- absence of liquidity in credit markets which limits the availability and amount of debt financing;

- changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances;

- the ongoing need for capital improvements, particularly in older structures;

- changes in operating expenses; and

- civil unrest, acts of war or terrorism and the consequences of terrorist acts, acts of God, including earthquakes, hurricanes, floods and other natural disasters, which may result in uninsured losses.

We may decide to sell our hotels in the future. We cannot predict whether we will be able to sell any hotel property for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a hotel property.

We may be required to expend funds to correct defects or to make improvements before a hotel property can be sold. We cannot assure you that we will have funds available to correct those defects or to make those improvements. In acquiring a hotel property, we may agree to lock-out provisions that materially restrict us from selling that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These factors and any others that would impede our ability to respond to adverse changes in the performance of our properties could have a material adverse effect on our operating results and financial condition, as well as our ability to comply with the terms of the indenture and to pay distributions to stockholders.

Future acquisitions may not yield the returns expected, may result in disruptions to our business, may strain management resources and may result in stockholder dilution.

Our business strategy may not ultimately be successful and may not provide positive returns on our investments. Acquisitions may cause disruptions in our operations and divert management's attention away from day-to-day operations. The issuance of equity securities in connection with any acquisition could be substantially dilutive to the Company's stockholders.

Our hotels may contain or develop harmful mold, which could lead to liability for adverse health effects and costs of remediating the problem.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing, as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold at any of our properties could require us to undertake a costly remediation program to contain or remove the mold from the affected property, which would reduce our cash available for distribution. In addition, the presence of significant mold could expose us to liability from our guests, employees or the management company and others if property damage or health concerns arise and could harm our reputation.

Increases in property taxes would increase our operating costs, reduce our income and adversely affect our ability to make distributions to the Company's stockholders.

Each of our hotel properties is subject to real and personal property taxes. These taxes may increase as tax rates change and as the properties are assessed or reassessed by taxing authorities. If property taxes increase, our financial condition, results of operations and our ability to make distributions to the Company's stockholders could be materially and adversely affected and the market price of the Company's shares could decline.

Risks Related to Our Debt

We have substantial financial leverage.

As of December 31, 2022, the principal balance of our mortgages, unsecured and secured debt was approximately $324.4 million, not accounting for reductions of unamortized premiums or deferred financing costs as shown on our balance sheet. Historically, we have incurred debt for acquisitions and to fund our renovation, redevelopment and rebranding programs. Limitations upon our access to additional debt could adversely affect our ability to fund these programs or acquire hotels in the future.

Our financial leverage could negatively affect our business and financial results, including the following:

- require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for operations, working capital, capital expenditures, future business opportunities, paying dividends or other purposes;

- limit our ability to obtain additional financing for working capital, renovation, redevelopment and rebranding plans, acquisitions, debt service requirements and other purposes;

- adversely affect our ability to satisfy our financial obligations, including those related to our loan covenants;

- limit our ability to refinance existing debt;

- require us to agree to additional restrictions and limitations on our business operations and capital structure to obtain financing or to modify the terms of existing obligations;

- force us to dispose of one or more of our properties, possibly on unfavorable terms;

- increase our vulnerability to adverse economic and industry conditions, and to interest rate fluctuations;

- force us to issue additional equity, possibly on terms unfavorable to existing stockholders;

- limit our flexibility to make, or react to, changes in our business and our industry; and

- place us at a competitive disadvantage, compared to our competitors that have less debt.

We must comply with financial covenants in our mortgage loan agreements.

Our mortgage loan agreements contain various financial covenants. Failure to comply with these financial covenants could result from, among other things, changes in the local competitive environment, general economic conditions and disruption caused by renovation activity or major weather disturbances.

If we violate the financial covenants contained in our mortgage loan agreements, we may attempt to negotiate waivers of the violations or amend the terms of the applicable mortgage loan agreement with the lender; however, we can make no assurance that we would be successful in any such negotiation or that, if successful in obtaining waivers or amendments, such waivers or amendments would be on attractive terms. Some mortgage loan agreements provide alternate cure provisions which may allow us to otherwise comply with the financial covenants by obtaining an appraisal of the hotel, prepaying a portion of the outstanding indebtedness or by providing cash collateral until such time as the financial covenants are met by the collateralized property without consideration of the cash collateral. Alternate cure provisions which include prepaying a portion of the outstanding indebtedness or providing cash collateral may have a material impact on our liquidity.

If we are unable to negotiate a waiver or amendment or satisfy alternate cure provisions, if any, or unable to meet any alternate cure requirements and a default were to occur, we would possibly have to refinance the debt through debt financing, private or public offerings of debt securities, additional equity financing, or by disposing of an asset. We are uncertain whether we will be able to refinance these obligations or if refinancing terms will be favorable.

We have three mortgage debt obligations maturing in 2023 and 2024 and if we are not successful in extending the terms of this indebtedness or in refinancing this debt on acceptable economic terms or at all, our overall financial condition could be materially and adversely affected.

We will be required to seek additional capital in the near future to refinance or replace existing long-term mortgage debt that is maturing. The ability to refinance or replace mortgage debt is subject to market conditions and could become limited in the future. There can be no assurance that we will be able to obtain future financings on acceptable terms, if at all. In May 2023, the mortgage on our DoubleTree by Hilton Laurel matures. In October 2023, the mortgage on the DoubleTree by Hilton Philadelphia Airport matures. In July 2024 the mortgage on the DoubleTree by Hilton Jacksonville Riverfront matures. We also have additional significant obligations maturing in subsequent years. The total aggregate amount of our debt obligation scheduled to mature in 2023, inclusive of monthly principal and interest amortization of all our indebtedness, not including lease obligations, is approximately $70.1 million, which represents approximately 18.9% of our total debt obligation outstanding as of December 31, 2022. The total aggregate amount of our debt obligation scheduled to mature in 2024, inclusive of monthly principal amortization of all our mortgage indebtedness, is approximately $51.5 million, which represents approximately 13.9% of our total debt obligation outstanding as of December 31, 2022. The total aggregate amount of our debt obligation scheduled to mature in 2025, inclusive of monthly principal amortization of all our mortgage indebtedness, is approximately $125.0 million, which represents approximately 33.8% of our total debt obligation outstanding as of December 31, 2022.

We will need to, and plan to, renew, replace or extend our long-term indebtedness prior to the respective maturity date. If we are unable to extend our maturing loans, we may be required to repay the outstanding principal amount at maturity or a portion of such indebtedness upon refinance. If we do not have sufficient funds to repay any portion of the indebtedness, it may be necessary to raise capital through debt financing, private or public offerings of debt securities or equity financings. We are uncertain whether we will be able to refinance this obligation or if refinancing terms will be favorable. If, at the time of any refinancing, prevailing interest rates or other factors result in higher interest rates on refinancing, increases in interest expense would lower our cash flow, and, consequently, cash available to meet our financial obligations. If we are unable to obtain alternative or additional financing arrangements in the future, or if we cannot obtain financing on acceptable terms, we may not be able to execute our business strategies or we may be forced to dispose of hotel properties on disadvantageous terms, potentially resulting in losses and potentially reducing cash flow from operating activities if the sale proceeds in excess of the amount required to satisfy the indebtedness could not be reinvested in equally profitable real property investments. Moreover, the terms of any additional financing may restrict our financial flexibility, including the debt we may incur in the future, or may restrict our ability to manage our business as we had intended. To the extent we cannot repay our outstanding debt, we risk losing some or all of our hotel properties to foreclosure and we could be required to invoke insolvency proceedings including, but not limited to, commencing a voluntary case under the U.S. Bankruptcy Code.

For tax purposes, a foreclosure of any of our hotels would be treated as a sale of the hotel for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the hotel, we would recognize taxable income on foreclosure, but we would not receive any cash proceeds, which could hinder Sotherly's ability to meet the REIT distribution requirements imposed by the Code. In addition, we have given full or partial guarantees to lenders of mortgage debt on behalf of the entities that own our hotels. When we give a guarantee on behalf of an entity that owns one of our hotels, we will be responsible to the lender for satisfaction of the debt if it is not paid by such entity.

Our borrowing costs are sensitive to fluctuations in interest rates.

Higher interest rates could increase our debt service requirements and interest expense. Currently, our floating rate debt is limited to the mortgages on the DoubleTree by Hilton Philadelphia Airport, the Hotel Alba Tampa, Tapestry Collection by Hilton and The Whitehall, in Houston, Texas. The mortgages on the DoubleTree by Hilton Philadelphia Airport and the Hotel Alba Tampa, Tapestry Collection by Hilton bear interest at rates tied to SOFR. The mortgage on The Whitehall, in Houston, Texas bears interest at a rate tied to the New York Prime Rate. Each mortgage provides for a substitute rate and minimum rates of interest. To the extent that increases in SOFR or New York Prime Rate, or a substitute rate of interest cause the interest on the mortgages to exceed the minimum rates of interest, we are exposed to rising interest rates.

Should we obtain new debt financing or refinance existing indebtedness, we may increase the amount of floating rate debt that currently exists. In addition, adverse economic conditions could also cause the terms on which we borrow to be unfavorable.

Risks Related to Our Organization and Structure

Our ability to effect a merger or other business combination transaction may be restricted by our Operating Partnership agreement.

In the event of a change of control of the Company, the limited partners of our Operating Partnership will have the right, for a period of 30 days following the change of control event, to cause the Operating Partnership to redeem all of the units held by the limited partners for a cash amount equal to the cash redemption amount otherwise payable upon redemption pursuant to the partnership agreement. This cash redemption right may make it more unlikely or difficult for a third party to propose or consummate a change of control transaction, even if such transaction were in the best interests of the Company's stockholders.

Provisions of the Company's charter may limit the ability of a third party to acquire control of the Company.

Aggregate Share and Common Share Ownership Limits

The Company's charter provides that no person may directly or indirectly own more than 9.9% of the value of the Company's outstanding shares of capital stock or more than 9.9% of the number of the Company's outstanding shares of common stock. These ownership limitations may prevent an acquisition of control of the Company by a third party without the Company's board of directors' approval, even if the Company's stockholders believe the change of control is in their best interest. The Company's board of directors has discretion to waive that ownership limit if, including other considerations, the board receives evidence that ownership in excess of the limit will not jeopardize the Company's REIT status.

Authority to Issue Stock

The Company's amended and restated charter authorizes our board of directors to issue up to 69,000,000 shares of common stock and up to 11,000,000 shares of preferred stock, to classify or reclassify any unissued shares of common stock or preferred stock and to set the preferences, rights and other terms of the classified or reclassified shares. Issuances of additional shares of stock may have the effect of delaying or preventing a change in control of the Company, including transactions at a premium over the market price of the Company's stock, even if stockholders believe that a change of control is in their best interest. The Company will be able to issue additional shares of common or preferred stock without stockholder approval, unless stockholder approval is required by applicable law or the rules of any stock exchange or automated quotation system on which the Company's securities may be listed or traded.

Provisions of Maryland law may limit the ability of a third party to acquire control of the Company.

Certain provisions of the Maryland General Corporation Law ("MGCL") may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could provide the holders of shares of the Company's common stock with the opportunity to realize a premium over the then-prevailing market price of such shares, including:

- "business combination" provisions that, subject to limitations, prohibit certain business combinations between us and an "interested stockholder" (defined generally as any person who beneficially owns 10.0% or more of the voting power of our shares or an affiliate thereof) for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter imposes special appraisal rights and special stockholder voting requirements on these combinations; and

- "control share" provisions that provide that "control shares" of the Company (defined as shares which, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of "control shares") have no voting rights except to the extent approved by the Company's stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

The Company has opted out of these provisions of the MGCL, in the case of the business combination provisions of the MGCL by resolution of the Company's board of directors, and in the case of the control share provisions of the MGCL pursuant to a provision in the Company's bylaws. However, the Company's board of directors may by resolution elect to opt into the business combination provisions of the MGCL and the Company may, by amendment to its bylaws, opt into the control share provisions of the MGCL in the future. The Company's board of directors has the exclusive power to amend the Company's bylaws.

Additionally, Title 8, Subtitle 3 of the MGCL permits the Company's board of directors, without stockholder approval and regardless of what is currently provided in the Company's charter or bylaws, to implement takeover defenses, some of which (for example, a classified board) the Company does not currently have. These provisions may have the effect of inhibiting a third party from making an acquisition proposal for the Company or of delaying, deferring or preventing a change in control of the Company under the circumstances that otherwise could provide the holders of the Company's common stock with the opportunity to realize a premium over the then current market price.

Provisions in the Company's executive employment agreements may make a change of control of the Company more costly or difficult.

The Company's employment agreements with Andrew M. Sims, our Chairman, David R. Folsom, our President and Chief Executive Officer, Anthony E. Domalski, our Secretary and Chief Financial Officer, Scott M. Kucinski, our Executive Vice President and Chief Operating Officer, Robert E. Kirkland IV, our General Counsel, and Andrew M. Sims Jr., our Vice President - Operations & Investor Relations, contain provisions providing for substantial payments to these officers in the event of a change of control of the Company. Specifically, if the Company terminates these executives' employment without cause or the executive resigns with good reason (which for Sims, Folsom, and Domalski, includes a failure to nominate Andrew M. Sims to the Company's board of directors or his involuntary removal from the Company's board of directors, unless for cause or by vote of the stockholders), or if there is a change of control, each of these executives is entitled to the following:

- any accrued but unpaid salary and bonuses;

- vesting of any previously issued stock options and restricted stock;

- payment of the executive's life, health and disability insurance coverage for a period of five years following termination;

- any unreimbursed expenses; and

- a severance payment equal to three times for each executive's respective combined salary and actual bonus compensation for the preceding fiscal year.

In the event that the Company elects not to renew Mr. Folsom's employment agreement, then Mr. Folsom is entitled to receive the following: (i) any accrued but unpaid salary and bonuses; (ii) a severance payment equal to Mr. Folsom's combined salary and actual bonus compensation for the preceding fiscal year, to be paid within five (5) days of Mr. Folsom's last day of employment; and (iii) payment of the full premium (including administrative fee) for continuing health insurance coverage under COBRA or any similar state law for a period of two (2) years following the expiration of Mr. Folsom's employment agreement.

In addition, these executives will receive additional payments to compensate them for the additional taxes, if any, imposed on them under Section 4999 of the Code by reason of receipt of excess parachute payments. We will not be able to deduct any of the above amounts paid to the executives for tax purposes.

These provisions may make a change of control of the Company, even if it is in the best interests of the Company's stockholders, more costly and difficult and may reduce the amounts the Company's stockholders would receive in a change of control transaction.

Our ownership limitations may restrict or prevent you from engaging in certain transfers of the Company's common stock or preferred stock.

In order to maintain the Company's REIT qualification, it cannot be closely held (i.e., more than 50.0% in value of our outstanding stock cannot be owned, directly or indirectly, by five or fewer individuals during the last half of any taxable year). To preserve the Company's REIT qualification, the Company's charter contains a 9.9% aggregate share ownership limit and a 9.9% common share ownership limit. Generally, any shares of the Company's stock owned by affiliated persons will be added together for purposes of the aggregate share ownership limit, and any shares of common stock owned by affiliated owners will be added together for purposes of the common share ownership limit.

If anyone transfers shares in a way that would violate the aggregate share ownership limit or the common share ownership limit, or prevent the Company from continuing to qualify as a REIT under the federal income tax laws, those shares instead will be transferred to a trust for the benefit of a charitable beneficiary and will be either redeemed by us or sold to a person whose ownership of the shares will not violate the aggregate share ownership limit or the common share ownership limit. If this transfer to a trust fails to prevent such a violation or fails to preserve the Company's continued qualification as a REIT, then the Company will consider the initial intended transfer to be null and void from the outset. The intended transferee of those shares will be deemed never to have owned the shares. Anyone who acquires shares in violation of the aggregate share ownership limit, the common share ownership limit or the other restrictions on transfer in the Company's charter bears the risk of suffering a financial loss when the shares are redeemed or sold if the market price of the Company's stock falls between the date of purchase and the date of redemption or sale.

The Company's articles supplementary establishing and fixing the rights and preferences of each of our 8.0% Series B Cumulative Redeemable Perpetual Preferred Stock (the "Series B Preferred Stock"), 7.875% Series C Cumulative Redeemable Perpetual Preferred Stock (the "Series C Preferred Stock"), and 8.25% Series D Cumulative Redeemable Perpetual Preferred Stock (the "Series D Preferred Stock", and together with the Series B Preferred Stock and the Series C Preferred Stock, the "Preferred Stock"), provide that no person may directly or indirectly own more than 9.9% of the aggregate number of outstanding shares of Series B Preferred Stock, Series C Preferred Stock, or Series D Preferred Stock, respectively, excluding any outstanding shares of Series B Preferred Stock, Series C Preferred Stock, or Series D Preferred Stock not treated as outstanding for federal income tax purposes. The Company's board of directors has discretion to waive that ownership limit if, including other considerations, the board receives evidence that ownership in excess of the limit will not jeopardize the Company's REIT status.

Holders of our outstanding preferred shares have dividend, liquidation and other rights that are senior to the rights of the holders of our common shares.

Our board of directors has the authority to designate and issue preferred shares with liquidation, dividend and other rights that are senior to those of our common shares. As of December 31, 2022, 1,464,100 shares of our Series B Preferred Stock were issued and outstanding, 1,346,110 shares of our Series C Preferred Stock were issued and outstanding, and 1,163,100 shares of our Series D Preferred Stock were issued and outstanding. The aggregate liquidation preference with respect to the outstanding shares of Series B Preferred Stock is approximately $44.7 million, and annual dividends on our outstanding shares of Series B Preferred Stock are approximately $2.9 million. The aggregate liquidation preference with respect to the outstanding shares of Series C Preferred Stock is approximately $40.9 million, and annual dividends on our outstanding shares of Series C Preferred Stock are approximately $2.7 million. The aggregate liquidation preference with respect to the outstanding shares of Series D Preferred Stock is approximately $35.7 million, and annual dividends on our outstanding shares of Series D Preferred Stock are approximately $2.4 million. Holders of our Preferred Stock are entitled to cumulative dividends before any dividends may be declared or set aside on our common shares. Upon our voluntary or involuntary liquidation, dissolution or winding up, before any payment is made to holders of our common shares, holders of these preferred shares are entitled to receive a liquidation preference of $25.00 per share plus any accrued and unpaid distributions. This will reduce the remaining amount of our assets, if any, available to distribute to holders of our common shares. In addition, holders of the Series B Preferred Stock, Series C Preferred Stock, and Series D Preferred Stock voting together as a separate class have the right to elect two additional directors to our board of directors whenever dividends on the preferred shares are in arrears in an aggregate amount equivalent to six or more quarterly dividends (whether or not consecutive). As of December 31, 2022, distributions on our Preferred Stock are in arrears for the last twelve quarterly payments. Therefore, the holders of our Preferred Stock are entitled to vote for the election of a total of two additional directors of the Company, at a special meeting or at the next annual meeting of stockholders and at each subsequent annual meeting of the stockholders until full cumulative distributions for all past unpaid periods are paid or declared and a sum sufficient for the payment thereof in cash is set aside. No dividends may be paid on our common stock until such time as the Preferred Stock distributions are made current.

Because our decision to issue securities will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any future preferred offerings. Thus, our stockholders bear the risk of our future securities issuances reducing the market price of our common shares and diluting their interest.

The change of control conversion and redemption features of the Company's preferred stock may make it more difficult for a party to take over our Company or discourage a party from taking over our Company.

Upon a change of control (as defined in our charter), holders of our Preferred Stock will have the right (unless, as provided in our charter, we have provided or provide notice of our election to exercise our special optional redemption right before the relevant date) to convert some or all of their shares of preferred stock into shares of our common stock (or equivalent value of alternative consideration). Upon such a conversion, holders will be limited to a maximum number of shares equal to the share cap, subject to adjustments. If the common stock price is less than $3.015, subject to adjustment, holders will receive a maximum of 8.29187 shares of our common stock per share of Series B Preferred Stock, which may result in a holder receiving value that is less than the liquidation preference of the Series B Preferred Stock. If the common stock price is less than $2.94, subject to adjustment, holders will receive a maximum of 8.50340 shares of our common stock per share of Series C Preferred Stock, which may result in a holder receiving value that is less than the liquidation preference of the Series C Preferred Stock. If the common stock price is less than $3.38, subject to adjustment, holders will receive a maximum of 7.39645 shares of our common stock per share of Series D Preferred Stock, which may result in a holder receiving value that is less than the liquidation preference of the Series D Preferred Stock. In addition, those features of our Preferred Stock may have the effect of inhibiting or discouraging a third party from making an acquisition proposal for our Company or of delaying, deferring or preventing a change in control of our Company under circumstances that otherwise could provide the holders of shares of our common stock and shares of our Preferred Stock with the opportunity to realize a premium over the then current market price or that stockholders may otherwise believe is in their best interests.

Our organizational documents have no limitation on the amount of indebtedness we may incur. As a result, we may become highly leveraged in the future, which could materially and adversely affect us.

Our business strategy contemplates the use of both secured and unsecured debt to finance long-term growth. In addition, our organizational documents contain no limitations on the amount of debt that we may incur, and the Company's board of directors may change our financing policy at any time. As a result, we may be able to incur substantial additional debt, including secured debt, in the future. Incurring debt could subject us to many risks, including the risks that:

- our cash flows from operations may be insufficient to make required payments of principal and interest;

- our debt may increase our vulnerability to adverse economic and industry conditions;

- we may be required to dedicate a substantial portion of our cash flows from operations to payments on our debt, thereby reducing cash available for funds available for operations and capital expenditures, future business opportunities or other purposes; and

- the terms of any refinancing may not be in the same amount or on terms as favorable as the terms of the existing debt being refinanced.

The board of directors' revocation of the Company's REIT status without stockholder approval may decrease the Company's stockholders' total return.

The Company's charter provides that the Company's board of directors may revoke or otherwise terminate the Company's REIT election, without the approval of the Company's stockholders, if the Company's board of directors determines that it is no longer in the Company's best interest to continue to qualify as a REIT. If the Company ceases to be a REIT, it would become subject to federal income tax on its taxable income and would no longer be required to distribute most of its taxable income to the Company's stockholders, which may have adverse consequences on our total return to the Company's stockholders.

The ability of the Company's board of directors to change the Company's major corporate policies may not be in your best interest.

The Company's board of directors determines the Company's major corporate policies, including its acquisition, financing, growth, operations and distribution policies. The Company's board of directors may amend or revise these and other policies from time to time without the vote or consent of the Company's stockholders.

Our success depends on key personnel whose continued service is not guaranteed.

We depend on the efforts and expertise of our Chairman, Andrew M. Sims; our President and Chief Executive Officer, David R. Folsom; our Executive Vice President and Chief Operating Officer, Scott M. Kucinski; and our Secretary and Chief Financial Officer, Anthony E. Domalski, to manage our day-to-day operations and strategic business direction. The loss of any of their services could have an adverse effect on our operations.

Risks Related to Conflicts of Interest of Our Officers and Directors

Conflicts of interest could result in our executive officers and certain of our directors acting in a manner other than in the Company's stockholders' best interest.

Conflicts of interest relating to Our Town, the entity that manages our ten wholly-owned hotels and our two condominium hotel rental programs, and the terms of our management agreements with Our Town may lead to management decisions that are not in the stockholders' best interest.

Conflicts of interest relating to Our Town may lead to management decisions that are not in the stockholders' best interest. an affiliate of Andrew M. Sims, our Chairman, an affiliate of David R. Folsom, our President and Chief Executive Officer, and Andrew M. Sims Jr., our Vice President - Operations & Investor Relations, together own an interest of approximately 85.0%, as of March 15, 2023, in Our Town. Mr. Sims, Mr. Folsom, and Mr. Sims Jr. serve as directors of Our Town.

Our management agreements with Our Town establish the terms of Our Town's management of our hotels covered by those agreements. The OTH Master Agreement provides that in the event the agreement is terminated in connection with the sale of a hotel, and Our Town accepts an offer to manage another hotel which is reasonably comparable to the hotel that was sold, we will not be liable for any termination fee. If we do not offer Our Town such opportunity or Our Town declines such opportunity, then a termination fee equivalent to the lesser of the management fees paid for the prior twelve-month period or the management fees for the period prior to the sale that is equal to the number of months remaining under the term of the agreement will be due. If we terminate a hotel management agreement at the end of any renewable five-year term, Our Town is due a termination fee equivalent to one month's management fees, as determined under the agreement.

As owners of Our Town, which would receive any management and management termination fees payable by us under the management agreements, Mr. Sims or Mr. Folsom may influence our decisions to sell a hotel or acquire or develop a hotel when it is not in the best interests of the Company's stockholders to do so. In addition, Mr. Sims and Mr. Folsom will have conflicts of interest with respect to decisions to enforce provisions of the management agreements, including any termination thereof.

Mr. Sims and Mr. Folsom approve the budgets upon which the incentive management fee payable to Our Town is based. As owners of Our Town, which would receive any incentive management fees payable by us under the management agreements, Mr. Sims or Mr. Folsom may influence the budget process, including the revenue targets set for each hotel. The incentive management fees are based on each hotel exceeding budgeted revenue targets.

We purchase employee medical benefits through Our Town (or its affiliate) for those employees employed by Our Town who work exclusively for our properties. Mr. Sims and Mr. Folsom participate in the budget approval process confirming employee insurance rates paid to Our Town. Our Town's policy is to rebate 70% of any annual surplus in its self-insured health plan back to the Company and retain the remaining 30%. As owners of Our Town, which would receive 30% of any such surplus, Mr. Sims or Mr. Folsom may influence the budget process.

There can be no assurance that provisions in our bylaws will always be successful in mitigating conflicts of interest.

Under our bylaws, a committee consisting of only independent directors must approve any transaction between us and Our Town, or any interested director. However, there can be no assurance that these policies always will be successful in mitigating such conflicts, and decisions could be made that might not fully reflect the interests of all of the Company's stockholders.

Certain of our officers and directors control trusts that hold units in our Operating Partnership and may seek to avoid adverse tax consequences, which could result from transactions that would otherwise benefit the Company's stockholders.

Holders of units in our Operating Partnership, including trusts controlled in whole or part by members of our management team, may suffer adverse tax consequences upon our sale or refinancing of certain properties. Therefore, holders of units, including a trust controlled in part by Andrew M. Sims, and a charitable trust controlled by Edward S. Stein, may have different objectives than holders of the Company's stock regarding the appropriate pricing and timing of a property's sale, or the timing and amount of a property's refinancing. As of December 31, 2022, these trusts owned approximately 2.3% of the outstanding units in our Operating Partnership. The individuals controlling these trusts may influence us not to sell or refinance certain properties, even if such sale or refinancing might be financially advantageous to the Company's stockholders, or may influence us to enter into tax-deferred exchanges with the proceeds of such sales when such a reinvestment might not otherwise be in our best interest.

Federal Income Tax Risks Related to the Company's Status as a REIT

The federal income tax laws governing REITs are complex.

The Company intends to operate in a manner that will maintain its qualification as a REIT under the federal income tax laws. The REIT qualification requirements are extremely complex, however, and interpretations of the federal income tax laws governing qualification as a REIT are limited. The Company has not requested or obtained a ruling from the Internal Revenue Service ("IRS") that it qualifies as a REIT. Accordingly, we cannot be certain that the Company will be successful in operating in a manner that will permit it to qualify as a REIT. At any time, new laws, interpretations or court decisions may change the federal tax laws or the federal income tax consequences of the Company's qualification as a REIT. We cannot predict when or if any new federal income tax law, regulation or administrative interpretation, or any amendment to any existing federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation or interpretation may take effect retroactively. The Company and its stockholders could be adversely affected by any such change in, or any new, federal income tax law, regulation or administrative interpretation. We are not aware, however, of any pending tax legislation that would adversely affect the Company's ability to qualify as a REIT.

Failure to make distributions could subject the Company to tax.

In order to maintain its qualification as a REIT, each year the Company must pay out to its stockholders in distributions, as "qualifying distributions," at least 90.0% of its REIT taxable income, computed without regard to the deductions for dividends paid and excluding net capital gains and reduced by certain noncash items. To the extent that the Company satisfies this distribution requirement, but distributes less than 100.0% of its taxable income (including its net capital gain), it will be subject to federal corporate income tax on its undistributed taxable income. In addition, the Company will be subject to a 4.0% nondeductible excise tax if the actual amount that it pays out to its stockholders as a "qualifying distribution" for a calendar year is less than the sum of: (A) 85.0% of our ordinary income for such calendar year, plus (B) 95.0% of our capital gain net income for such calendar year. The Company's only recurring source of funds to make these distributions comes from rent received from its TRS Lessees whose only recurring source of funds with which to make these payments and distributions is the net cash flow (after payment of operating and other costs and expenses and management fees) from hotel operations, and any dividend and other distributions that we may receive from MHI Holding. Accordingly, the Company may be required to borrow money or sell assets to make distributions sufficient to enable it to pay out enough of its taxable income to satisfy the distribution requirement and to avoid corporate income tax and the 4.0% nondeductible excise tax in a particular year.

Failure to qualify as a REIT would subject the Company to federal income tax.

If the Company fails to qualify as a REIT in any taxable year, it will be required to pay federal income tax on its taxable income at regular corporate rates. The resulting tax liability might cause the Company to borrow funds, liquidate some of its investments or take other steps that could negatively affect its operating results in order to pay any such tax. Unless it is entitled to relief under certain statutory provisions, the Company would be disqualified from treatment as a REIT for the four taxable years following the year in which it lost its qualification. If the Company lost its REIT status, its net earnings available for investment or distribution to stockholders would be significantly reduced for each of the years involved. In addition, the Company would no longer be required to make distributions to its stockholders, and it would not be able to deduct any stockholder distributions in computing its taxable income. This would substantially reduce the Company's earnings, cash available to pay distributions, and the value of common stock.

Failure to qualify as a REIT may cause the Company to reduce or eliminate distributions to its stockholders, and the Company may face increased difficulty in raising capital or obtaining financing.

If the Company fails to remain qualified as a REIT, it may have to reduce or eliminate any distributions to its stockholders in order to satisfy its income tax liabilities. Any distributions that the Company does make to its stockholders would be treated as taxable dividends to the extent of its current and accumulated earnings and profits. This may result in negative investor and market perception regarding the market value of the Company's stock, and the value of its stock may be reduced. In addition, the Company and the Operating Partnership may face increased difficulty in raising capital or obtaining financing if the Company fails to qualify or remain qualified as a REIT because of the resulting tax liability and potential reduction of its market valuation.

If MHI Holding exceeds certain value thresholds, this could cause the Company to fail to qualify as a REIT.

A REIT may own up to 100% of the stock of one or more TRSs. A TRS may hold assets and earn income that would not be qualifying assets or income if held or earned directly by a REIT. Overall, no more than 20.0% of the value of a REIT's assets may consist of stock or securities of one or more TRSs. MHI Holding is a TRS and the Company may form other TRSs in the future. The Company plans to monitor the value of its shares of MHI Holding and of any other TRS the Company may form.   However, there can be no assurance that the IRS will not attempt to attribute additional value to the shares of MHI Holding or to the shares of any other TRS that the Company may form. If the Company is treated as owning securities of one or more TRSs with an aggregate value that is in excess of the thresholds outlined above, the Company could lose its status as a REIT or become subject to penalties.

Even if the Company remains qualified as a REIT, it may face other tax liabilities that reduce its cash flow.

Even if the Company remains qualified for taxation as a REIT, it may be subject to certain federal, state and local taxes on its income and assets. For example:

- it will be required to pay tax on undistributed REIT taxable income (including net capital gain);

- if it has net income from the disposition of foreclosure property held primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, it must pay tax on that income at the highest corporate rate;

- if it (or the Operating Partnership or any subsidiary of the Operating Partnership other than MHI Holding) sells a property in a "prohibited transaction," its gain, or its share of such gain, from the sale would be subject to a 100.0% penalty tax. A "prohibited transaction" would be a sale of property, other than a foreclosure property, held primarily for sale to customers in the ordinary course of business;

- MHI Holding is a fully taxable corporation and is required to pay federal and state taxes on its taxable income; and

- it may experience increases in its state and/or local income tax burdens as states and localities continue to look to modify their tax laws in order to raise revenues, including by (among other things) changing from a net taxable income-based regime to a gross receipts-based regime, suspending and/or limiting the use of net operating losses, increasing tax rates and fees, imposing surcharges and subjecting partnerships to an entity-level tax, and limiting or disallowing certain U.S. federal deductions such as the dividends-paid deduction.

Complying with REIT requirements may cause the Company to forgo attractive opportunities that could otherwise generate strong risk-adjusted returns and instead pursue less attractive opportunities, or none at all.

To qualify as a REIT for federal income tax purposes, the Company must continually satisfy tests concerning, among other things, the sources of its income, the nature and diversification of its assets, the amounts it distributes to its stockholders and the ownership of its stock.

In general, when applying these tests, the Company is treated as owning its proportionate share of the Operating Partnership's assets (which share is determined in accordance with the Company's capital interest in the Operating Partnership) and as being entitled to the Operating Partnership's income attributable to such share. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of generating strong risk-adjusted returns on invested capital for our stockholders.

Complying with REIT requirements may force the Company to liquidate otherwise attractive investments, which could result in an overall loss on its investments.

To maintain qualification as a REIT, the Company must ensure that at the end of each calendar quarter at least 75.0% of the value of its assets consists of cash, cash items, government securities and qualified REIT real estate assets. The remainder of the Company's assets (other than securities of one or more TRSs) generally cannot include more than 10.0% of the outstanding voting securities of any one issuer or more than 10.0% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5.0% of the value of the Company's assets (other than government securities, qualified real estate assets and securities of one or more TRSs) can consist of the securities of any one issuer, and no more than 20.0% of the value of the Company's total assets can be represented by securities of one or more TRSs.

When applying these asset tests, the Company is treated as owning its proportionate share of the Operating Partnership's assets (which is determined in accordance with the Company's capital interest in the Operating Partnership). If the Company fails to comply with these requirements at the end of any calendar quarter, it must correct such failure within 30 days after the end of the calendar quarter to avoid losing its REIT status and suffering adverse tax consequences. If the Company fails to comply with these requirements at the end of any calendar quarter, and the failure exceeds a de-minimis threshold, the Company may be able to preserve its REIT status if the failure was due to reasonable cause and not to willful neglect. In this case, we will be required to dispose of the assets causing the failure within six months after the last day of the quarter in which the failure occurred, and we will be required to pay an additional tax of the greater of $50,000 or the product of the highest applicable tax rate multiplied by the net income generated on those assets.

As a result, we may be required to liquidate otherwise attractive investments.

If the Operating Partnership fails to qualify as a partnership for federal income tax purposes, the Company could cease to qualify as a REIT and suffer other adverse consequences.

We believe that the Operating Partnership will continue to qualify to be treated as a partnership for U.S. federal income tax purposes. As a partnership, the Operating Partnership is not subject to federal income tax on its income. Instead, each of its partners, including the Company, will be required to pay tax on its allocable share of the Operating Partnership's income. We cannot assure you, however, that the IRS will not challenge the Operating Partnership's status as a partnership for U.S. federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating the Operating Partnership as a corporation for federal income tax purposes, the Company could fail to meet the gross income tests and certain of the asset tests applicable to REITs and, accordingly, cease to qualify as a REIT. Also, the failure of the Operating Partnership to qualify as a partnership would cause the Operating Partnership to become subject to federal and state corporate income tax, which would reduce significantly the amount of cash available for debt service and for distribution to its partners, including the Company.

The Company's failure to qualify as a REIT would have serious adverse consequences to its stockholders.

The Company elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with its taxable year ended December 31, 2004. The Company believes it has operated so as to qualify as a REIT under the Code and believes that its current organization and method of operation comply with the rules and regulations promulgated under the Code to enable the Company to continue to qualify as a REIT. However, it is possible that the Company has been organized or has operated in a manner that would not allow it to qualify as a REIT, or that its future operations could cause it to fail to qualify. Qualification as a REIT requires the Company to satisfy numerous requirements (some on an annual and others on a quarterly basis) established under highly technical and complex sections of the Code for which there are only limited judicial and administrative interpretations and involves the determination of various factual matters and circumstances not entirely within its control. For example, in order to qualify as a REIT, the Company must satisfy a 75.0% gross income test pursuant to Code Section 856(c)(3) and a 95.0% gross income test pursuant to Code Section 856(c)(2) each taxable year. In addition, the Company must pay dividends, as "qualifying distributions," to its stockholders aggregating annually at least 90.0% of its REIT taxable income (determined without regard to the dividends-paid deduction and by excluding capital gains and also reduced by certain noncash items) and must satisfy specified asset tests on a quarterly basis. While historically the Company has satisfied the distribution requirement discussed above, by making cash distributions to its stockholders, the Company may choose to satisfy this requirement by making distributions of cash or other property, including, in limited circumstances, its stock. The provisions of the Code and applicable Treasury regulations regarding qualification as a REIT are more complicated in the Company's case because it holds its assets through the Operating Partnership.

If MHI Holding does not qualify as a TRS, or if the Company's hotel manager does not qualify as an "eligible independent contractor," the Company would fail to qualify as a REIT and would be subject to higher taxes and have less cash available for distribution to its stockholders.

Rent paid by a lessee that is a "related party tenant" of ours will not be qualifying income for purposes of the two gross income tests applicable to REITs, as noted above. The Company currently leases substantially all of its hotels to the TRS Lessees, which are disregarded entities for U.S. federal income tax purposes and are wholly-owned by MHI Holding, a TRS, and expects to continue to do so. So long as MHI Holding qualifies as a TRS, it will not be treated as a "related party tenant" with respect to the Company's properties that are managed by an independent hotel management company that qualifies as an "eligible independent contractor." The Company believes that MHI Holding will continue to qualify to be treated as a TRS for federal income tax purposes, but there can be no assurance that the IRS will not challenge this status or that a court would not sustain such a challenge. If the IRS were successful in such challenge, it is possible that the Company would fail to meet the asset tests applicable to REITs and substantially all of its income would fail to be qualifying income for purposes of the two gross income tests. If the Company failed to meet any of the asset or gross income tests, it would likely lose its REIT qualification for federal income tax purposes.

Additionally, if the Company's hotel manager does not qualify as an "eligible independent contractor," the Company would fail to qualify as a REIT. Each hotel manager that enters into a management contract with the TRS Lessees must qualify as an "eligible independent contractor" under the REIT rules in order for the rent paid by the TRS Lessees to be qualifying income for purposes of the REIT gross income tests. Among other requirements, in order to qualify as an eligible independent contractor, a hotel manager must not own, directly or through its stockholders, more than 35.0% of the Company's outstanding shares, taking into account certain ownership attribution rules. The ownership attribution rules that apply for purposes of these 35.0% thresholds are complex. Although the Company intends to monitor ownership of its shares by its hotel manager and its owners, there can be no assurance that these ownership levels will not be exceeded.

In addition, for the Company's hotel management company to qualify as an "eligible independent contractor," such company or a related person must be actively engaged in the trade or business of operating "qualified lodging facilities" (as defined below) for one or more persons not related to the REIT or its TRSs at each time that such company enters into a hotel management contract with a TRS. The Company believes the hotel manager operates qualified lodging facilities for certain persons who are not related to the REIT or its TRSs. However, no assurances can be provided that this will continue to be the case or that any other hotel management companies that the Company may engage in the future will in fact comply with this requirement in the future. Failure to comply with this requirement would require the Company to find other managers for future contracts, and, if the Company hired a management company without knowledge of the failure, it could jeopardize the Company's status as a REIT.

As noted above, each hotel with respect to which a TRS Lessee pays rent must be a "qualified lodging facility". A "qualified lodging facility" is a hotel, motel, or other establishment more than one-half of the dwelling units in which are used on a transient basis, including customary amenities and facilities, provided that no wagering activities are conducted at or in connection with such facility by any person who is engaged in the business of accepting wagers and who is legally authorized to engage in such business at or in connection with such facility. The Company believes that all of the hotels leased to the TRS Lessees are qualified lodging facilities. Although the Company intends to monitor future acquisitions and improvements of hotels, the REIT provisions of the Code provide only limited guidance for making determinations under the requirements for qualified lodging facilities, and there can be no assurance that these requirements will be satisfied in all cases.

Foreign investors may be subject to U.S. tax on the disposition of the Company's stock if the Company does not qualify as a "domestically controlled" REIT.

A foreign person disposing of a "U.S. real property interest," which includes stock of a U.S. corporation whose assets consist principally of U.S. real property interests, is generally subject to U.S. federal income tax under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA") on the gain recognized on the disposition, unless such foreign person is a "qualified foreign pension fund" or one of the certain publicly traded non-U.S. "qualified collective investment vehicles". Additionally, the transferee will be required to withhold 15.0% on the amount realized on the disposition if the foreign transferor is subject to U.S. federal income tax under FIRPTA. This 15.0% is creditable against the U.S. federal income tax liability of the foreign transferor in connection with such transferor's disposition of the Company's stock. FIRPTA does not apply, however, to the disposition of stock in a REIT if the REIT is "domestically controlled" (i.e., less than 50.0% of the REIT's capital stock, by value, has been owned directly or indirectly by persons who are not qualifying U.S. persons during a continuous five-year period ending on the date of disposition or, if shorter, during the entire period of the REIT's existence). On December 29, 2022, the IRS released proposed regulations under FIRPTA that, if finalized as proposed, include a new "look-through rule" in determining whether a REIT is considered to be "domestically controlled." In determining ownership, the look-through rule would require a REIT to "look-through" any nonpublic domestic corporation if 25% or more of the corporation's stock (by value) is owned by foreign persons. We cannot be sure that the Company will qualify as a "domestically controlled" REIT. If the Company does not so qualify, gain realized by foreign investors on a sale of the Company's stock would be subject to U.S. income and withholding tax under FIRPTA, unless the Company's stock were traded on an established securities market and a foreign investor did not at any time during a specified testing period directly or indirectly own more than 10.0% of the value of the Company's outstanding stock.

If the leases between the Operating Partnership and the TRS Lessees are recharacterized, the Company may fail to qualify as a REIT.

To qualify as a REIT for federal income tax purposes, the Company must satisfy two gross income tests, under which specified percentages of the Company's gross income must be derived from certain sources, including "rents from real property". Rents paid by the TRS Lessees to the Operating Partnership and its subsidiaries pursuant to the leases of the Company's hotel properties will constitute substantially all of the Company's gross income. In order for such rent to qualify as "rents from real property" for purposes of the gross income tests, the leases must be respected as true leases for federal income tax purposes and not be treated as service contracts, joint ventures, or some other type of arrangement. If the leases between the TRS Lessees to the Operating Partnership and its subsidiaries are not respected as true leases for federal income tax purposes, the Company could fail to qualify as a REIT for federal income tax purposes.

MHI Holding increases our overall tax liability.

Our TRS Lessees are single-member limited liability companies that are wholly-owned, directly or indirectly, by MHI Holding, a TRS that is wholly-owned by the Operating Partnership. Each of our TRS Lessees is disregarded as an entity separate from MHI Holding for U.S. federal income tax purposes, such that the assets, liabilities, income, gains, losses, credits and deductions of our TRS Lessees are treated as the assets, liabilities, income, gains, losses, credits and deductions of MHI Holding for U.S. federal income tax purposes. MHI Holding is subject to federal and state income tax on its taxable income, which will consist of the revenues from the hotels leased by the Company's TRS Lessees, net of the operating expenses for such hotels and rent payments. Accordingly, although the Company's ownership of MHI Holding and the TRS Lessees will allow it to participate in the operating income from its hotels in addition to receiving rent, that operating income will be fully subject to income tax. The after-tax net income of MHI Holding, if any, will be available for distribution to the Company via the Operating Partnership.

The Company will incur a 100.0% excise tax on its transactions with MHI Holding and the TRS Lessees that are not conducted on an arm's-length basis. For example, to the extent that the rent paid by the TRS Lessees exceeds an arm's-length rental amount, such amount potentially will be subject to this excise tax. The Company intends that all transactions among itself, MHI Holding and the TRS Lessees will be conducted on an arm's-length basis and, therefore, that the rent paid by the TRS Lessees will not be subject to this excise tax. While the Company believes its leases have customary terms and reflect normal business practices and that the rents paid thereto reflect market terms, there can be no assurance that the IRS will agree.

Taxation of dividend income could make the Company's stock less attractive to certain investors and reduce the market price of its stock.

The federal income tax laws governing REITs, or the administrative interpretations of those laws, may be amended at any time. Any new laws or interpretations may take effect retroactively and could adversely affect the Company or could adversely affect its stockholders. Currently, "qualified dividends," which include dividends from domestic C corporations that are paid to non-corporate stockholders, are subject to a reduced maximum U.S. federal income tax rate of 20.0%, plus a 3.8% "Medicare tax" discussed below. Because REITs generally do not pay corporate-level taxes as a result of the dividends-paid deduction to which they are entitled, dividends from REITs generally are not treated as qualified dividends and thus do not qualify for a reduced tax rate. Under the Tax Cuts and Jobs Act ("TCJA"), for taxable years prior to January 1, 2026, a non-corporate taxpayer may deduct 20% of ordinary REIT dividends that are not "capital gain dividends" or "qualified dividend income" resulting in an effective maximum U.S. federal income tax rate of 29.6% (based on the current maximum U.S. federal income tax rate for individuals of 37%). Individuals, trusts and estates whose income exceeds certain thresholds are also subject to a 3.8% Medicare tax on dividends received from the Company. The more favorable rates applicable to regular corporate qualified dividends could cause investors who are taxed at individual rates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the Company's stock. Moreover, there is no assurance that we will always distribute ordinary income dividends, or that Congress will not repeal such legislation.

Investors may be subject to a 3.8% Medicare tax in connection with an investment in the Company's stock.

The U.S. tax laws impose a 3.8% Medicare tax on the "net investment income" (i.e., interest, dividends, capital gains, annuities, and rents that are not derived in the ordinary course of a trade or business) of individuals with income exceeding $200,000 ($250,000 if married filing jointly or $125,000 if married filing separately), and of estates and trusts. Dividends on the Company's stock as well as gains from the disposition of the Company's stock may be subject to the Medicare tax. Prospective investors should consult with their independent advisors as to the applicability of the Medicare tax to an investment in the Company's stock in light of such investors' particular circumstances.

Investors may be subject to U.S. withholding tax under the "Foreign Account Tax Compliance Act."

On March 18, 2010, the Hiring Incentives to Restore Employment Act (the "HIRE Act") was enacted in the United States. The HIRE Act includes provisions known as the Foreign Account Tax Compliance Act ("FATCA"), that generally impose a 30.0% U.S. withholding tax on "withholdable payments," which consist of (i) U.S.-source dividends, interest, rents and other "fixed or determinable annual or periodical income" paid after June 30, 2014 and (ii) certain U.S.-source gross proceeds paid after December 31, 2018 to (a) "foreign financial institutions" unless (x) they enter into an agreement with the IRS to collect and disclose to the IRS information regarding their direct and indirect U.S. owners or (y) they comply with the terms of any FATCA intergovernmental agreement executed between the authorities in their jurisdiction and the U.S., and (b) "non-financial foreign entities" (i.e., foreign entities that are not foreign financial institutions) unless they certify certain information regarding their direct and indirect U.S. owners. Final regulations under FATCA were issued by the IRS on January 17, 2013 and have been subsequently supplemented by additional regulations and guidance. FATCA does not replace the existing U.S. withholding tax regime. However, the FATCA regulations contain coordination provisions to avoid double withholding on U.S.-source income.

A foreign investor that receives dividends on the Company's stock or gross proceeds from a disposition of shares of the Company's stock may be subject to FATCA withholding tax with respect to such dividends or gross proceeds.

Foreign investors will be subject to U.S. withholding tax on the receipt of ordinary dividends on the Company's stock.

The portion of dividends received by a foreign investor payable out of the Company's current and accumulated earnings and profits which are not attributable to capital gains and which are not effectively connected with a U.S. trade or business of the foreign investor will generally be subject to U.S. withholding tax at a statutory rate of 30.0%. This 30.0% withholding tax may be reduced by an applicable income tax treaty. The FATCA and nonresident withholding regulations are complex. Even if the 30.0% withholding is reduced or eliminated by treaty for payments made to a foreign investor, FATCA withholding of 30.0% could apply depending upon the foreign investor's FATCA status. Foreign investors should consult with their independent advisors as to the U.S. withholding tax consequences to such investors with respect to their investment in the Company's stock in light of their particular circumstances, as well as determining the appropriate documentation required to reduce or eliminate U.S. withholding tax.

Foreign investors will be subject to U.S. income tax on the receipt of capital gain dividends on the Company's stock.

Under FIRPTA, distributions that we make to a foreign investor that are attributable to gains from our dispositions of U.S. real property interests ("capital gain dividends") will be treated as income that is effectively connected with a U.S. trade or business, and therefore subject to U.S. federal income tax, in the hands of the foreign investor, unless such foreign person is a "qualified foreign pension fund" or one of certain publicly traded non-U.S. "qualified collective investment vehicles". A foreign investor who is subject to tax under FIRPTA will be subject to U.S. federal income tax (at the rates applicable to U.S. investors) on any capital gain dividends and will also be required to file U.S. federal income tax returns to report such capital gain dividends. Furthermore, capital gain dividends are subject to an additional 30.0% "branch profits tax" (which may be reduced by an applicable income tax treaty) in the hands of a foreign investor who is subject to tax under FIRPTA if such foreign investor is treated as a corporation for U.S. federal income tax purposes.

U.S. tax reform and related regulatory action could adversely affect you and the Company.

Because our operations are governed to a significant extent by the federal tax laws, new legislative or regulatory action could adversely affect investors in Company stock. The TCJA and the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") made significant changes to the U.S. federal tax system. Specifically, and as relevant to the Company and its subsidiaries, the TCJA reduced the maximum corporate tax rate from 35% to 21%, allows for full expensing of certain property, revised the net operating loss ("NOL") provisions, set limitations on certain types of interest deductions, and expanded limitations on deductions for executive compensation. The TCJA also temporarily reduced individual federal income tax rates on ordinary income (the highest individual federal income tax rate has been reduced from 39.6% to 37% for taxable years beginning after December 31, 2017 and before January 1, 2026).

At any time, the federal income tax laws governing REITs or the administrative interpretations of those laws may be amended. We cannot predict when or if any new federal income tax law, regulation, or administrative interpretation, or any amendment to any existing federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation, or interpretation may take effect retroactively. Several recent proposals have been made that would make substantial changes to the U.S. federal income tax laws generally. We cannot predict whether any of these proposed changes will become law, or the long-term effect of any future law changes on the Company and its stockholders. We and our stockholders could be adversely affected by any such change in, or any new, federal income tax law, regulation or administrative interpretation.

Item 1B. *Unresolved Staff Comments*

Not applicable.

Item 2. *Properties*

As of December 31, 2022, our portfolio consisted of the following properties (*see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metrics, for definitions of Occupancy, ADR, and RevPAR in Part II of this Annual Report on Form 10-K*):

Wholly-Owned Properties	Number of Rooms	Occupancy 2022	ADR 2022	RevPAR 2022	Occupancy 2021	ADR 2021	RevPAR 2021	Occupancy 2020	ADR 2020	RevPAR 2020
The DeSoto, Savannah, Georgia	246	65.7%	$ 211.49	$ 139.00	59.3%	$ 185.06	$ 109.76	29.3%	$ 150.24	$ 44.03
DoubleTree by Hilton Jacksonville Riverfront, Jacksonville, Florida	293	68.8%	$ 146.53	$ 100.79	65.7%	$ 135.34	$ 88.96	38.3%	$ 135.19	$ 51.77
DoubleTree by Hilton Laurel, Laurel, Maryland	208	59.7%	$ 117.20	$ 69.98	48.0%	$ 100.75	$ 48.41	31.9%	$ 89.92	$ 28.69
DoubleTree by Hilton Philadelphia Airport, Philadelphia, Pennsylvania	331	64.6%	$ 140.94	$ 91.01	58.9%	$ 123.41	$ 72.71	36.4%	$ 110.37	$ 40.22
DoubleTree Resort by Hilton Hollywood Beach, Hollywood, Florida	311	60.6%	$ 206.18	$ 124.93	52.2%	$ 186.73	$ 97.45	35.3%	$ 162.97	$ 57.45
Georgian Terrace, Atlanta, Georgia	326	51.8%	$ 198.90	$ 103.09	48.7%	$ 183.53	$ 89.35	25.1%	$ 186.04	$ 46.73
Hotel Alba Tampa, Tapestry Collection by Hilton, Tampa, Florida	222	76.3%	$ 165.11	$ 125.92	72.8%	$ 143.09	$ 104.15	34.8%	$ 137.75	$ 47.98
Hotel Ballast Wilmington, Tapestry Collection by Hilton, Wilmington, North Carolina	272	62.2%	$ 183.90	$ 114.45	54.3%	$ 171.60	$ 93.18	33.1%	$ 148.48	$ 49.19
Hyatt Centric Arlington, Arlington, Virginia	318	64.3%	$ 187.12	$ 120.33	43.7%	$ 125.47	$ 54.83	26.1%	$ 133.75	$ 34.91
The Whitehall, Houston, Texas	259	40.0%	$ 150.17	$ 60.11	29.5%	$ 128.31	$ 37.91	21.8%	$ 132.01	$ 28.81
Wholly-Owned Properties Total	2,786									
Condominium Hotels										
Hyde Resort & Residences	80 (1)	52.8%	$ 420.53	$ 222.08	54.2%	$ 415.38	$ 225.21	24.1%	$ 332.86	$ 80.10
Hyde Beach House Resort & Residences	86 (1)	42.4%	$ 381.07	$ 161.42	40.1%	$ 408.40	$ 163.93	11.7%	$ 330.14	$ 38.67
Total Hotel & Participating Condominium Hotel Rooms	**2,952**									

(1) We own the hotel commercial unit and operate a rental program. Reflects only those condominium units that were participating in the rental program as of December 31, 2022. At any given time, some portion of the units participating in our rental program may be occupied by the unit owners and unavailable for rent to hotel guests. We sometimes refer to each participating condominium unit as a "room."

Item 3. *Legal Proceedings*

We are not involved in any material legal proceedings, nor to our knowledge, are any material legal proceedings threatened against us. We are involved in routine litigation arising out of the ordinary course of business, most of which is expected to be covered by insurance, and none of which is expected to have a material impact on our financial condition or results of operations.

Item 4. *Mine Safety Disclosure*

Not applicable.

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Sotherly Hotels Inc.

Market Information

The Company's common stock trades on the NASDAQ ® Global Market under the symbol "SOHO". The closing price of the Company's common stock on the NASDAQ ® Global Market on March 1, 2023 was $2.21 per share.

Stockholder Information

As of March 1, 2023, there were approximately 79 holders of record of the Company's common stock.

In order to comply with certain requirements related to the Company's qualification as a REIT, the Company's charter, subject to certain exceptions, limits the number of common shares that may be owned by any single person or affiliated group to 9.9% of the outstanding common shares.

Recent Sales of Unregistered Securities

On May 19, 2022, a holder of units in the Operating Partnership redeemed 50,000 units for an equivalent number of shares of the Company's common stock. The shares of common stock were issued to the unitholder pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended.

On July 1, 2022, a holder of units in the Operating Partnership redeemed 40,687 units for an equivalent number of shares of the Company's common stock. The shares of common stock were issued to the unitholder pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended.

On November 1, 2022, a holder of units in the Operating Partnership redeemed 217,845 units for an equivalent number of shares of the Company's common stock. The shares of common stock were issued to the unitholder pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended.

Sotherly Hotels LP

Market Information

There is no established trading market for partnership units of the Operating Partnership. The Operating Partnership does not currently propose to offer partnership units to the public and does not currently expect that a public market for those units will develop.

Partnership Unitholder Information

As of March 1, 2023, there were 7 holders of the Operating Partnership's partnership units, including Sotherly Hotels Inc.

Recent Sales of Unregistered Securities

From time to time, the Operating Partnership may issue and/or repurchase limited partnership units (common and/or preferred) to the Company, as required by the Amended and Restated Agreement of Limited Partnership of the Operating Partnership, to mirror the capital structure of the Company to reflect additional issuances by the Company and to preserve equitable ownership ratios.

There were no sales of unregistered securities in the Operating Partnership during 2022.

Sotherly Hotels Inc. and Sotherly Hotels LP

Dividend and Distribution Information

The Company elected to be taxed as a REIT commencing with our taxable year ending December 31, 2004. To maintain qualification as a REIT, we are required to make annual distributions to the Company's stockholders of at least 90.0% of our REIT taxable income, excluding net capital gain, which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles. Our ability to pay distributions to the Company's stockholders will depend, in part, upon our receipt of distributions from our Operating Partnership which may depend upon receipt of lease payments with respect to our properties from our TRS Lessees, and in turn, upon the management of our properties by our hotel manager. Distributions to the Company's stockholders will generally be taxable to the Company's stockholders as ordinary income; however, because a portion of our investments are equity ownership interests in hotels, which will result in depreciation and noncash charges against our income, a portion of our distributions may constitute a tax-free return of capital. To the extent not inconsistent with maintaining our REIT status, our TRS Lessees may retain any after-tax earnings.

As a result of the impact of COVID-19 on our business, our board of directors has suspended our common stock dividend. We anticipate that our board of directors will re-evaluate our current dividend policy on an ongoing basis. Distributions on our preferred stock are in arrears for the last twelve quarterly payments. On January 24, 2023, the Company announced it will resume quarterly distributions to holders of its preferred stock and set a record date of February 28, 2023 and a payment date of March 15, 2023, for the preferred distributions declared in January 2020. No dividends may be paid on our common stock until such time as the preferred stock distributions are made current. We did not pay any common dividends in 2021 or 2022.

In order to maintain our qualification as a REIT, we must make distributions to our stockholders each year in an amount equal to at least:

- 90% of our REIT taxable income determined without regard to the dividends paid deduction and excluding net capital gains; plus

- 90% of the excess of our net income from foreclosure property over the tax imposed on such income by the Code; minus

- Any excess noncash income (as defined in the Code).

During the years ended December 31, 2022 and 2021, we did not pay any common or preferred stock or unit distributions.

The amount of future common stock distributions will be based upon quarterly operating results, general economic conditions, requirements for capital improvements, the availability of debt and equity capital, the Code's annual distribution requirements, and other factors, which the Company's board of directors deems relevant. The amount, timing and frequency of distributions will be authorized by the Company's board of directors and declared by us based upon a variety of factors deemed relevant by our directors, and no assurance can be given that our distribution policy will not change in the future.

Item 6. *[Reserved]*

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Overview

The Company is a self-managed and self-administered lodging REIT incorporated in Maryland in August 2004 to pursue opportunities in the full-service, primarily upscale and upper-upscale segments of the hotel industry located in primary and secondary markets in the mid-Atlantic and southern United States. Since January 1, 2020, we have completed the following acquisitions and dispositions:

- On February 10, 2022, we sold the Sheraton Louisville Riverside hotel located in Jeffersonville, Indiana.

- On June 10, 2022, we sold the DoubleTree by Hilton Raleigh-Brownstone University hotel located in Raleigh, North Carolina

As of December 31, 2022, our hotel portfolio consisted of ten full-service, primarily upscale and upper-upscale hotels with an aggregate total of 2,786 rooms, as well as interests in two condominium hotels and their associated rental programs. Seven of our hotels operate under well-known brands such as DoubleTree and Hyatt, and three are independent hotels. As of December 31, 2022, our portfolio consisted of the following hotel properties:

Property	Number of Rooms	Location	Date of Acquisition	Chain/Class Designation
Wholly-owned Hotels				
The DeSoto	246	Savannah, GA	December 21, 2004	Upper Upscale[1]
DoubleTree by Hilton Jacksonville Riverfront	293	Jacksonville, FL	July 22, 2005	Upscale
DoubleTree by Hilton Laurel	208	Laurel, MD	December 21, 2004	Upscale
DoubleTree by Hilton Philadelphia Airport	331	Philadelphia, PA	December 21, 2004	Upscale
DoubleTree Resort by Hilton Hollywood Beach	311	Hollywood, FL	August 9, 2007	Upscale
Georgian Terrace	326	Atlanta, GA	March 27, 2014	Upper Upscale[1]
Hotel Alba Tampa, Tapestry Collection by Hilton	222	Tampa, FL	October 29, 2007	Upscale
Hotel Ballast Wilmington, Tapestry Collection by Hilton	272	Wilmington, NC	December 21, 2004	Upscale
Hyatt Centric Arlington	318	Arlington, VA	March 1, 2018	Upper Upscale
The Whitehall	259	Houston, TX	November 13, 2013	Upper Upscale[1]
Hotel Rooms Subtotal	2,786			
Condominium Hotels				
Hyde Resort & Residences	80 [2]	Hollywood, FL	January 30, 2017	Luxury[1]
Hyde Beach House Resort & Residences	86 [2]	Hollywood, FL	September 27, 2019	Luxury[1]
Total Hotel & Participating Condominium Hotel Rooms	2,952			

(1) Operated as an independent hotel.
(2) We own the hotel commercial unit and operate a rental program. Reflects only those condominium units that were participating in the rental program as of December 31, 2022. At any given time, some portion of the units participating in our rental program may be occupied by the unit owner(s) and unavailable for rental to hotel guests. We sometimes refer to each participating condominium unit as a "room."

We conduct substantially all our business through the Operating Partnership, Sotherly Hotels LP. The Company is the sole general partner of the Operating Partnership and currently owns an approximate 95.8% interest in the Operating Partnership, with the remaining interest being held by limited partners who were contributors of our initial hotel properties and related assets.

To qualify as a REIT, neither the Company nor the Operating Partnership can operate our hotels. Therefore, our wholly-owned hotel properties are leased to our TRS Lessees that are wholly-owned subsidiaries of the Operating Partnership, which then engage hotel management companies to operate the hotels under a management agreement. Our TRS Lessees have engaged Our Town to manage our hotels. Our TRS Lessees, and their parent, MHI Holding (MHI Hospitality TRS Holding, Inc.), are consolidated into each of our financial statements for accounting purposes. The earnings of MHI Holding are taxable as regular C corporations and are subject to federal, state, local, and, if applicable, foreign taxation on its taxable income.

Key Operating Metrics

In the hotel industry, room revenue is considered the most important category of revenue and drives other revenue categories such as food, beverage, catering, parking and telephone. There are three key performance indicators used in the hotel industry to measure room revenues:

- Occupancy, or the number of rooms sold, usually expressed as a percentage of total rooms available;

- Average daily rate, or ADR, which is total room revenue divided by the number of rooms sold; and

- Revenue per available room, or RevPAR, which is total room revenue divided by the total number of available rooms.

RevPAR changes that are primarily driven by changes in occupancy have different implications for overall revenues and profitability than changes that are driven primarily by changes in ADR. For example, an increase in occupancy at a hotel would lead to additional variable operating costs (such as housekeeping services, laundry, utilities, room supplies, franchise fees, management fees, credit card commissions and reservations expense), but could also result in increased non-room revenue from the hotel's restaurant, banquet or parking facilities. Changes in RevPAR that are primarily driven by changes in ADR typically have a greater impact on operating margins and profitability as they do not generate all the additional variable operating costs associated with higher occupancy.

We also use Funds from Operations ("FFO"), Adjusted FFO and Hotel EBITDA as measures of our operating performance. See "Non-GAAP Financial Measures".

Results of Operations

Comparison of Year Ended December 31, 2022 to Year Ended December 31, 2021

The following table illustrates the key operating metrics for the years ended December 31, 2022 and 2021 for our wholly-owned hotels and the condominium hotel units, during each respective reporting period ("composite portfolio" properties), as well as the key operating metrics for the twelve wholly-owned hotel properties that were under our control during all of 2020 ("actual" properties).

| | Year Ended December 31, 2022 | | | | Year Ended December 31, 2021 | | | |
	Composite		Actual		Composite		Actual	
Occupancy %		60.0%		60.8%		52.5%		52.9%
ADR	$	181.34	$	171.34	$	160.51	$	145.50
RevPAR	$	108.87	$	104.17	$	84.29	$	76.94

Revenue. Total revenue for the year ended December 31, 2022 was approximately $166.1 million, an increase of approximately $38.5 million, or 30.2%, from total revenue for the year ended December 31, 2021 of approximately $127.6 million. There was an aggregate increase in total revenue of approximately $45.0 million from 10 of our properties, offset by a decrease of approximately $1.0 million, at the Hyde Beach House Resort & Residences, Hollywood and a decrease of approximately $5.5 million as a result of the sales of the Sheraton Louisville Riverside in Jeffersonville, Indiana, in February 2022 and the DoubleTree by Hilton Raleigh Brownstone University in Raleigh, North Carolina, in June 2022. There were significant increases in demand primarily driven by the lifting of restrictions on travel, social gatherings and businesses as well as significant increases in demand for business travel compared to the same period in the prior year.

Room revenues at our properties for the year ended December 31, 2022 increased approximately $21.0 million, or 23.6%, to approximately $109.6 million compared to room revenues for the year ended December 31, 2021 of approximately $88.6 million with eleven of our properties experiencing increased occupancies.

Food and beverage revenues at our properties for the year ended December 31, 2022 increased approximately $13.7 million, or 86.7%, to approximately $29.5 million compared to food and beverage revenues of approximately $15.8 million for the year ended December 31, 2021, with most of our properties experiencing increased demand for food and beverage services as a result of increased occupancy. The increase in food and beverage revenues for the year ended December 31, 2022, resulted from an aggregate increase of approximately $14.2 million from ten of our properties, offset by the loss of food and beverage revenue of approximately $0.5 million following the sale of the Sheraton Louisville Riverside, in February 2022 and the DoubleTree by Hilton Raleigh Brownstone University in June 2022.

Other operating revenues for the year ended December 31, 2022 increased approximately $3.8 million, or 16.5%, to approximately $26.9 million compared to other operating revenues for the year ended December 31, 2021 of approximately $23.1 million. Increases in parking revenue at many of our properties, as well as approximately $1.0 million of other reimbursed revenue at the Georgian Terrace in Atlanta, Georgia, $1.0 million received under the North Carolina Business Recovery Grant, offset decreases in fees of approximately $1.0 million earned at the Hyde Resort & Residences in Hollywood Beach, Florida; a non-recurring $0.2 million in business interruption proceeds earned in the prior year at the Hotel Ballast Wilmington, Tapestry Collection by Hilton in Wilmington, North Carolina; and a non-recurring COVID relief grant of approximately $0.3 million received in the prior period by the DoubleTree by Hilton Laurel in Laurel, Maryland.

Hotel Operating Expenses. Hotel operating expenses, which consist of room expenses, food and beverage expenses, other direct expenses, indirect expenses, and management fees, increased approximately $22.9 million, or 23.7%, for the year ended December 31, 2022 to approximately $119.6 million compared to hotel operating expenses for the year ended December 31, 2021 of approximately $96.7 million. The aggregate increase of approximately $28.9 million in hotel operating expenses for the twelve months ended December 31, 2022, is directly related to the significant increase in hotel occupancy and gross revenue at all of our properties, which was mainly offset with the sale of the Sheraton Louisville Riverside in February 2022 and the DoubleTree by Hilton Raleigh Brownstone University in June 2022, reducing hotel operating expenses by approximately $5.7 million.

Rooms expense at our properties for the year ended December 31, 2022 increased approximately $3.1 million, or 13.6%, to approximately $25.8 million compared to rooms expense of approximately $22.7 million for the year ended December 31, 2021. The increase in rooms expense for the year ended December 31, 2022, resulted from an aggregate increase of approximately $5.0 million from all of our properties, offset by a decrease of approximately $1.9 million as a result of the sale of our properties in Jeffersonville, Indiana and Raleigh, North Carolina.

Food and beverage expenses at our properties for the year ended December 31, 2022 increased approximately $9.4 million, or 91.5%, to approximately $19.7 million compared to food and beverage expense of approximately $10.3 million for the year ended December 31, 2021. The net increase in food and beverage expenses for the twelve months ended December 31, 2022, resulted from an aggregate increase of approximately $9.7 million, offset by a decrease of approximately $0.3 million as a result of the sale of our properties in Jeffersonville, Indiana and Raleigh, North Carolina.

Expenses from other operating departments increased approximately $0.7 million, or 8.0%, to approximately $9.3 million for the year ended December 31, 2022, compared to expenses from other operating departments of approximately $8.6 million for the year ended December 31, 2021. The increase in expenses from other operating departments for the twelve months ended December 31, 2021, resulted from aggregate increases in other operating expenses of approximately $1.3 million from ten of our properties. These increases were seen mainly from bringing back parking servicing contractors. Four of our properties, including the properties in Jeffersonville, Indiana and Raleigh, North Carolina, had decreases in other operating expenses aggregating to approximately $0.6 million.

Indirect expenses at our properties for the year ended December 31, 2022 increased approximately $9.7 million, or 17.6%, to approximately $64.8 million compared to indirect expenses of approximately $55.1 million for the year ended December 31, 2021. The increase in indirect expenses for the twelve months ended December 31, 2022, resulted from an aggregate increase in total indirect expenses of approximately $13.1 million, offset by a decrease of approximately $3.4 million as a result of the sale of our properties in Jeffersonville, Indiana and Raleigh, North Carolina. Additionally, we realized refunds of prior year real estate property taxes at our properties in Savannah, Georgia, and the DoubleTree by Hilton Hollywood Beach in Hollywood, Florida, totaling approximately $0.8 million.

Depreciation and Amortization. Depreciation and amortization for the year ended December 31, 2022 decreased by approximately $1.3 million or 6.3%, to approximately $18.6 million, compared to depreciation and amortization expense of approximately $19.9 million for the year ended December 31, 2021.   The decrease is mainly due to the sale of our properties in Jeffersonville, Indiana and Raleigh, North Carolina.

Impairment of Investment in Hotel Properties, Net. The impairment of investment in hotel properties, net for the years ended December 31, 2022 and 2021 was $0 and approximately $12.2 million, respectively. Our review of possible impairment at two of our hotel properties in 2021 revealed an excess of current carrying costs over the estimated undiscounted cash flows, which was triggered by a reduction in the holding period due to the recent sale of the Sheraton Louisville Riverside and a lack of certainty regarding our ability to extend or refinance the mortgage on The Whitehall in Houston, Texas, which was to mature in 2023. The resulting adjustment to fair market value resulted in a charge of approximately $12.2 million during the period ended December 31, 2021.

Corporate General and Administrative. Corporate general and administrative expenses for the year ended December 31, 2022 decreased approximately $0.4 million, or 5.4%, to approximately $6.6 million compared to corporate general and administrative expenses of approximately $7.0 million for the year ended December 31, 2021. The decrease in corporate general and administrative expenses was mainly due to an employee retention credit of approximately $0.2 million and a reduction of loan fees and other expenses in the aggregate compared to the prior year of approximately $0.2 million.

Interest Expense. Interest expense for the year ended December 31, 2022 decreased approximately $2.9 million, or 12.8%, to approximately $19.8 million, compared to approximately $22.7 million of interest expense for the year ended December 31, 2021. The decrease in interest expense for the twelve months ended December 31, 2022, was substantially related to decreases in the amount of debt attributable to the mortgages on the hotel properties in Jeffersonville, Indiana and Raleigh, North Carolina, sold earlier this year, as well as the extinguishment of the secured notes with KWHP SOHO, LLC ("KW") and MIG SOHO, LLC (the "Secured Notes") in June 2022.

Loss on Early Extinguishment of Debt. The loss relates to the repayment and cancellation of the Secured Notes in June 2022 resulting in a loss on early extinguishment consisting of the unamortized exit fee as well as the unamortized origination costs, which totaled approximately $5.9 million for the twelve months ended December 31, 2022.

Unrealized Gain (Loss) on Hedging Activities. Unrealized gain (loss) on hedging activities primarily relates to the change in variance between the unamortized cost of the interest-rate swaps related to our mortgages on the DoubleTree by Hilton Philadelphia Airport and the Hotel Alba Tampa, Tapestry Collection by Hilton and the fair value of interest-rate swaps which are affected by both the decreasing number of payment periods in the swap periods and the changes in anticipated LIBOR/SOFR rates over the remaining period. Those factors contributed to an unrealized gain of approximately $2.9 million for the year ended December 31, 2022, compared to an unrealized gain of approximately $1.5 million for the year ended December 31, 2021.

PPP loan forgiveness. During the fourth quarter of 2022, we received notification from our banks and the Small Business Administration that we received partial forgiveness on our unsecured notes, relating to the original PPP Loans we received in 2020. We received approximately $4.7 million PPP loan forgiveness, which includes principal forgiveness and the accrued interest on that portion of the loans.

Gain on Sale of Assets. During the twelve months ended December 31, 2022, we sold the property in Raleigh, North Carolina for a gain of approximately $30.1 million.

Gain on Involuntary Conversion of Assets. Gain on involuntary conversion of assets increased approximately $1.2 million, from approximately $0.6 million for the year ended December 31, 2021 to approximately $1.8 million, for the year ended December 31, 2022. The gains were related to casualties at our properties in Savannah, Georgia, Houston, Texas and Atlanta, Georgia.

Income Tax Provision. We had an income tax provision of approximately $0.5 million for the year ended December 31, 2022, compared to an income tax provision of approximately $0, for the year ended December 31, 2021. MHI TRS realized an operating gain for the year ended December 31, 2022 and an operating loss for December 31, 2021.

Net (Loss) Income. Net income for the year ended December 31, 2022 increased approximately $62.5 million, or 219.0%, to approximately $34.0 million, compared to a net loss of approximately $28.5 million for the year ended December 31, 2021, as a result of the operating results discussed above.

Distributions to Preferred Stockholders. During the year ended December 31, 2022, we accounted for undeclared distributions to preferred stockholders of approximately $7.6 million, compared to declared and undeclared distributions to preferred stockholders of approximately $7.5 million for the year ended December 31, 2021.

Comparison of Year Ended December 31, 2021 to Year Ended December 31, 2020

The following table illustrates the key operating metrics for the years ended December 31, 2021 and 2020, for our wholly-owned hotels and the condominium hotel units, during each respective reporting period ("composite portfolio" properties), as well as the key operating metrics for the twelve wholly-owned hotel properties that were under our control during all of 2021 and 2020 ("actual" properties).

| | Year Ended December 31, 2021 | | Year Ended December 31, 2020 | |
	Composite	Actual	Composite	Actual
Occupancy %	52.5%	52.9%	30.6%	31.7%
ADR	$ 160.51	$ 145.50	$ 144.88	$ 134.48
RevPAR	$ 84.29	$ 76.94	$ 44.28	$ 42.59

Revenue. Total revenue for the year ended December 31, 2021 was approximately $127.6 million, an increase of approximately $56.1 million, or 78.4%, from total revenue for the year ended December 31, 2020 of approximately $71.5 million. The increase in revenue for the twelve months ended December 31, 2021, was due mainly to the significant increases in demand driven by the lifting of restrictions on travel, social gatherings and businesses; significant increases in demand from transient consumers; increases in travel by some group business and increases in the number of foreign travelers.

Room revenues at our properties for the year ended December 31, 2021 increased approximately $39.4 million, or 80.2%, to approximately $88.6 million, compared to room revenues for the year ended December 31, 2020 of approximately $49.2 million with each of our properties experiencing increased occupancy.

Food and beverage revenues at our properties for the year ended December 31, 2021 increased approximately $5.1 million, or 48.3%, to approximately $15.8 million, compared to food and beverage revenues of approximately $10.7 million for the year ended December 31, 2020, with most of our properties experiencing increased demand for food and beverage services as a result of increased occupancy. Our properties in Laurel, Maryland, Houston, Texas and Hollywood Beach, Florida experienced decreases in food and beverage revenues collectively totaling approximately $0.5 million.

Other operating revenues for the year ended December 31, 2021 increased approximately $11.5 million, or 98.8%, to approximately $23.1 million, compared to other operating revenues for the year ended December 31, 2020 of approximately $11.6 million. Each of our properties experienced increased other operating revenues for the period with the exception of our property in Raleigh, North Carolina, which was relatively flat.

Hotel Operating Expenses. Hotel operating expenses, which consist of room expenses, food and beverage expenses, other direct expenses, indirect expenses, and management fees, increased approximately $22.0 million, or 29.4%, for the year ended December 31, 2021 to approximately $96.7 million, compared to hotel operating expenses for the year ended December 31, 2020 of approximately $74.7 million. The increase in hotel operating expenses for the twelve months ended December 31, 2021, is directly related to the significant increase in hotel occupancy and gross revenue at all of our properties.

Rooms expense at our properties for the year ended December 31, 2021 increased approximately $7.1 million, or 45.8%, to approximately $22.7 million, compared to rooms expense of approximately $15.6 million for the year ended December 31, 2020.

Food and beverage expenses at our properties for the year ended December 31, 2021 increased approximately $1.8 million, or 20.7%, to approximately $10.3 million, compared to food and beverage expense of approximately $8.5 million for the year ended December 31, 2020.

Expenses from other operating departments increased approximately $3.5 million, or 67.4%, to approximately $8.6 million for the year ended December 31, 2021, compared to expenses from other operating departments of approximately $5.1 million for the year ended December 31, 2020.

Indirect expenses at our properties for the year ended December 31, 2021 increased approximately $9.6 million, or 21.1%, to approximately $55.1 million, compared to indirect expenses of approximately $45.5 million for the year ended December 31, 2020. The increase in indirect expenses for the twelve months ended December 31, 2021, related to an expansion of operations to accommodate increased occupancy.

Depreciation and Amortization. Depreciation and amortization for the year ended December 31, 2021 slightly increased by 0.1%, to approximately $19.9 million, compared to depreciation and amortization expense of approximately $19.9 million for the year ended December 31, 2020.

Impairment of Investment in Hotel Properties, Net. The impairment of investment in hotel properties, net for the years ended December 31, 2021 and 2020 was approximately $12.2 million and $0, respectively. Our review of possible impairment at two of our hotel properties revealed an excess of current carrying costs over the estimated undiscounted cash flows, which was triggered by a reduction in the holding period due to the recent sale of the Sheraton Louisville Riverside as well as lack of certainty regarding our ability to extend or refinance the mortgage on The Whitehall in Houston, Texas which matures in early 2023. The resulting adjustment to fair market value resulted in a charge of approximately $12.2 million during the period ended December 31, 2021.

Corporate General and Administrative. Corporate general and administrative expenses for the year ended December 31, 2021 increased approximately $0.5 million, or 7.8%, to approximately $7.0 million compared to corporate general and administrative expenses of approximately $6.5 million for the year ended December 31, 2020. The increase in corporate general and administrative expenses was mainly due to fees related to an abandoned debt offering as well as fees to the special servicer of our mortgage on the DoubleTree Resort by Hilton Hollywood Beach.

Interest Expense. Interest expense for the year ended December 31, 2021 increased approximately $4.6 million, or 25.6%, to approximately $22.7 million compared to approximately $18.1 million of interest expense for the year ended December 31, 2020. Approximately $4.0 million of the increase is related to the Secured Notes issued in December 2020.

Unrealized Gain (Loss) on Hedging Activities. Unrealized gain (loss) on hedging activities primarily relates to the change in variance between the unamortized cost of the interest-rate swap related to our mortgage on the DoubleTree by Hilton Philadelphia

Airport and the fair value of that interest-rate swap which is affected by both the decreasing number of payment periods in the swap period and the changes in anticipated LIBOR rates over the remaining period. Those factors contributed to an unrealized gain of approximately $1.5 million for the year ended December 31, 2021, compared to an unrealized loss of approximately $1.0 million for the year ended December 31, 2020.

Income Tax (Provision) Benefit. A decrease in our income tax provision of approximately $5.3 million primarily relates to the reduction in the deferred tax asset through a 100% valuation allowance of approximately $5.4 million taken in the year ended December 31, 2020.

Net (Loss) Income. Net loss for the year ended December 31, 2021 decreased approximately $25.1 million, or 46.8%, to approximately $28.5 million compared to a net loss of approximately $53.7 million for the year ended December 31, 2020, as a result of the operating results discussed above.

Distributions to Preferred Stockholders. During the year ended December 31, 2021, we accounted for undeclared distributions to preferred stockholders of approximately $7.5 million, compared to declared and undeclared distributions to preferred stockholders of approximately $8.8 million for the year ended December 31, 2020.

Sources and Uses of Cash

Our principal sources of cash are cash from hotel operations, proceeds from the sale of common and preferred stock, proceeds from the sale of secured and unsecured notes, proceeds of mortgage or other debt and hotel property sales. Our principal uses of cash are acquisitions of hotel properties, capital expenditures, debt service and balloon maturities, operating costs, corporate expenses and dividends. As of December 31, 2022, we had unrestricted cash of approximately $21.9 million and restricted cash of approximately $5.4 million.

Operating Activities. Our net cash provided by operating activities for the year ended December 31, 2022 was approximately $6.7 million, generally consisting of net cash flow provided by hotel operations. The positive cash flow from operations during the year was due to the increase in occupancy at our hotels as a result of increases in transient consumers, group business, and other business travel due to the lifting of restrictions on travel, social gatherings and business operations. Our cash provided by operating activities for the year ended December 31, 2021 was approximately $2.3 million. Cash used in or provided by operating activities generally consists of the cash flow from hotel operations, offset by the interest portion of our debt service, corporate expenses and positive or negative changes in working capital.

Investing Activities. Our cash provided by investing activities for the year ended December 31, 2022 was approximately $46.7 million. Of this amount approximately $10.9 million came from the sale of Sheraton Louisville Riverside property and approximately $41.5 million came from the sale of the DoubleTree by Hilton Raleigh Brownstone University property. We spent approximately $8.0 million on capital expenditures on improvements to our hotel properties, including the replacement and refurbishment of furniture, fixtures and equipment. We also received insurance proceeds related to involuntary conversions of approximately $2.2 million. Cash used for investing activities for the year ended December 31, 2021 was approximately $2.4 million which mostly consisted of capital expenditures of approximately $3.2 million offset by insurance proceeds related to involuntary conversion of approximately $0.6 million.

Financing Activities. Our cash used in financing activities for the year ended December 31, 2022, was approximately $51.6 million. During the year ended December 31, 2022, the Company and Operating Partnership received proceeds of $7.8 million from the refinance of the Hotel Alba mortgage loan, made principal payments on its mortgages of approximately $38.5 million, including the extinguishment of debt related to the sale of the Sheraton Louisville Riverside and the DoubleTree by Hilton Raleigh Brownstone University. In addition, the Company extinguished debt on its Secured Notes of $20.0 million, paid approximately $0.4 million in deferred financing costs. We also paid approximately $0.5 million to reduce the principal balance outstanding of unsecured notes. Cash used in financial activities for the year ended December 31, 2021, was approximately $9.7 million, which included approximately $6.5 million in scheduled payments of principal on our mortgage loans and approximately $3.1 million in payments on our unsecured notes.

Capital Expenditures

We intend to maintain all our hotels, including any hotel we acquire in the future, in good repair and condition, in conformity with applicable laws and regulations and, when applicable, with franchisor's standards. Routine capital improvements are determined through the annual budget process over which we maintain approval rights, and which are implemented or administered by our management company.

From time to time, certain of our hotel properties may undergo renovations as a result of our decision to upgrade portions of the hotel, such as guestrooms, meeting space and restaurants, in order to better compete with other hotels in our markets. In addition, we may be required by one or more of our franchisors to complete a property improvement program ("PIP") in order to bring the hotel up to the franchisor's standards. Generally, we expect to fund renovations and improvements out of working capital, including restricted cash, proceeds of mortgage debt or equity offerings.

Historically, we have aimed to maintain overall capital expenditures, except for those required by our franchisors as a condition to a franchise license or license renewal, at 4.0% of gross revenue. In early 2020, we postponed all major non-essential capital expenditures in response to the COVID-19 pandemic. As travel demand returned and occupancy, and RevPAR gradually increased, we increased the level of capital expenditures. We expect total capital expenditures for 2023 to be approximately $7.3 million.

We expect capital expenditures for the recurring replacement or refurbishment of furniture, fixtures and equipment at our properties will be funded by our replacement reserve accounts, other than costs that we incur to make capital improvements required by our franchisors. Reserve accounts are escrowed accounts with funds deposited monthly and reserved for capital improvements or expenditures with respect to all of our hotels. Except as temporarily reduced during the pandemic through loan modifications and forbearance agreements, we deposit an amount equal to 4.0% of gross revenue for The DeSoto, the Hotel Ballast Wilmington, the DoubleTree Resort by Hilton Hollywood Beach, The DoubleTree by Hilton Jacksonville Riverfront, The Whitehall and the Georgian Terrace as well as 4.0% of room revenues for the DoubleTree by Hilton Philadelphia Airport and the Hyatt Centric Arlington on a monthly basis.

Liquidity and Capital Resources

The COVID-19 pandemic had a significant negative impact on our operations and financial results during 2020, 2021 and 2022.

During 2020 and into 2021, we entered into forbearance agreements with all our mortgage lenders and negotiated extended payment terms with a few key vendors in order to preserve liquidity. Repayment of deferred amounts of interest, mortgage principal and amounts due certain vendors, which began in 2021, was completed at the end of 2022, with the exception of certain amounts that were deferred until the maturity of the applicable loan.

As of December 31, 2022, we had cash, cash equivalents and restricted cash of approximately $27.3 million, of which approximately $5.4 million was in restricted reserve accounts for cash collateral, capital improvements, real estate tax and insurance escrows. We expect that our cash on hand combined with our cash flow from our hotels should be adequate to fund continuing operations, recurring capital expenditures for the refurbishment and replacement of furniture, fixtures and equipment, and monthly scheduled payments of principal and interest (excluding any balloon payments due upon maturity of our mortgage debt or secured notes).

On June 10, 2022, we sold the DoubleTree by Hilton Raleigh Brownstone – University which generated net proceeds of approximately $19.8 million, which we used to repay a portion of the Secured Notes and the associated repayment factor. Also in June 2022, we refinanced the Hotel Alba mortgage and generated proceeds of approximately $7.5 million, which we used to pay the remainder of the Secured Notes and accrued interest in combination with approximately $2.3 million of unrestricted and restricted cash.

On February 26, 2023, we amended the mortgage loan agreement on The Whitehall hotel located in Houston, TX with the existing lender, International Bank of Commerce. The amendment (i) extends the loan's maturity date to February 26, 2028; (ii) maintains a floating rate of interest of New York Prime Rate plus 1.25%; and (iii) subjects the interest rate to a floor rate of 7.50%. The mortgage loan continues to be guaranteed by the Operating Partnership. The amendment also requires us to establish a real estate tax reserve as well as a debt service reserve that approximates the aggregate amount of one year's debt service, which was initially established at approximately $1.5 million.

As of the date of this report, we were current on all loan payments on all other mortgages per the terms of our mortgage agreements, as amended. We were in compliance with all loan covenants except the Debt Service Coverage Requirement ("DSCR") covenant under the mortgage secured by The Whitehall and the DoubleTree by Hilton Philadelphia Airport. We have received a waiver of the financial covenants from the lender of the mortgage on The Whitehall, as well as the lender of the mortgage on the DoubleTree by Hilton Philadelphia Airport through December 31, 2022.

In 2023, the mortgages on the DoubleTree by Hilton Laurel and the DoubleTree by Hilton Philadelphia Airport mature. We intend to refinance the mortgages maturing in 2023 at the level of their existing indebtedness or request extensions at existing terms.

We intend to continue to invest in hotel properties as suitable opportunities arise. The success of our acquisition strategy depends, in part, on our ability to access additional capital through other sources. There can be no assurance that we will continue to make investments in properties that meet our investment criteria or have access to capital during this period. Additionally, we may choose to dispose of certain hotels as a means to provide liquidity.

Over the long term, we expect to meet our liquidity requirements for hotel property acquisitions, property redevelopment, investments in new joint ventures and debt maturities, and the retirement of maturing mortgage debt, through net proceeds from additional issuances of common shares, additional issuances of preferred shares, issuances of units of limited partnership interest in our Operating Partnership, secured and unsecured borrowings, the selective disposition of non-core assets, and cash on hand. We remain committed to a flexible capital structure and strive to maintain prudent debt leverage.

Mortgage Debt

As of December 31, 2022, we had a principal mortgage debt balance of approximately $321.9 million. The following table sets forth our mortgage debt obligations on our hotels.

Property	December 31, 2022	Prepayment Penalties	Maturity Date	Amortization Provisions	Interest Rate
The DeSoto [1]	$ 31,219,022	Yes	7/1/2026	25 years	4.25%
DoubleTree by Hilton Jacksonville Riverfront [2]	32,416,570	Yes	7/11/2024	30 years	4.88%
DoubleTree by Hilton Laurel [3]	7,412,107	None	5/5/2023	25 years	5.25%
DoubleTree by Hilton Philadelphia Airport [4]	39,413,672	None	10/31/2023	30 years	LIBOR plus 2.27%
DoubleTree Resort by Hilton Hollywood Beach [5]	52,724,475	[5]	10/1/2025	30 years	4.91%
Georgian Terrace [6]	40,492,622	[6]	6/1/2025	30 years	4.42%
Hotel Alba Tampa, Tapestry Collection by Hilton [7]	24,756,400	None	6/30/2025	[7]	SOFR plus 2.75%
Hotel Ballast Wilmington, Tapestry Collection by Hilton [8]	31,699,775	Yes	1/1/2027	25 years	4.25%
Hyatt Centric Arlington [9]	47,534,606	Yes	10/1/2028	30 years	5.25%
The Whitehall [10]	14,226,067	None	2/26/2028	25 years	PRIME plus 1.25%
Total Mortgage Principal Balance	321,895,316				
Deferred financing costs, net	(1,480,779)				
Unamortized premium on loan	67,566				
Total Mortgage Loans, Net	$ 320,482,103				

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(1) The note amortizes on a 25-year schedule after an initial interest-only period of one year and is subject to a pre-payment penalty except for any pre-payments made within 120 days of the maturity date.

(2) The note is subject to a pre-payment penalty until March 2024. Prepayment can be made without penalty thereafter.

(3) The note is subject to an exit fee of 0.75% if prepaid on or after February 5, 2023. On July 15, 2021, we entered into a note modification agreement whereby the maturity date was extended from August 5, 2021 to May 5, 2022. On April 28, 2022, we entered into an additional note modification agreement whereby the maturity date was extended from May 5, 2022 to May 5, 2023.

(4) The note bears a floating interest rate of 1-month LIBOR plus 2.27%, but we entered into a swap agreement to fix the rate at 5.237% through July 31, 2023. Under the swap agreement, notional amounts approximate the declining balance of the loan and we are responsible for any potential termination fees associated with early termination of the swap agreement.

(5) With limited exception, the note may not be prepaid prior to June 2025.

(6) With limited exception, the note may not be prepaid prior to February 2025.

(7) The note bears a floating interest rate of SOFR plus 2.75% subject to a floor rate of 2.75%; with monthly principal payments of $40,600; the note provides that the mortgage can be extended for two additional periods of one year each, subject to certain conditions. On July 11, 2022, we entered into a swap agreement to fix the rate at 5.576%. The swap agreement reflects notional amounts approximate to the declining balance of the loan and we are responsible for any potential termination fees associated with early termination of the swap agreement.

(8) The note amortizes on a 25-year schedule after an initial interest-only period of one year and is subject to a pre-payment penalty except for any pre-payments made within 120 days of the maturity date.

(9) Following a 5-year lockout, the note can be prepaid with penalty in years 6-10 and without penalty during the final 4 months of the term.

(10) The note bears a floating interest rate of New York Prime Rate plus 1.25%, with a floor of 7.50%.

Financial Covenants

Mortgage Loans

Our mortgage loan agreements contain various financial covenants directly related to the financial performance of the collateralized properties. Failure to comply with these financial covenants could result from, among other things, changes in the local competitive environment, disruption caused by renovation activity, major weather disturbances, general economic conditions as well as the changes in business travel patterns and demand following the global pandemic.

As described in "Liquidity and Capital Resources", we failed to meet certain financial covenants under the mortgages secured by The Whitehall and the DoubleTree by Hilton Philadelphia Airport. We have received a waiver of the financial covenants from the lender of the mortgage on The Whitehall, as well as the lender of the mortgage on the DoubleTree by Hilton Philadelphia Airport, through December 31, 2022.

Certain of our loan agreements also include financial covenants that trigger a "cash trap", requiring substantially all the revenue generated by the hotel to be deposited directly into a lockbox account and swept into a cash management account for the benefit of the lender until the property meets the criteria in the loan agreement for exiting the "cash trap".

Contractual Obligations

The following table outlines our contractual obligations as of December 31, 2022, and the effect such obligations are expected to have on our liquidity and cash flow in future periods (in thousands).

	Payments due by period (in thousands)				
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Mortgage loans, including interest	$ 367,724	$ 68,750	$ 175,221	$ 67,951	$ 55,802
Unsecured Notes	2,648	1,324	1,324	-	-
Ground, building, parking garage, office and equipment leases	16,567	676	1,362	1,016	13,513
Totals	$ 386,939	$ 70,750	$ 177,907	$ 68,967	$ 69,315

Dividend Policy

Distributions to Stockholders and Holders of Units in the Operating Partnership. The Company has elected to be taxed as a REIT commencing with our taxable year ending December 31, 2004. To maintain qualification as a REIT, the Company is required to make annual distributions to its stockholders of at least 90.0% of our REIT taxable income, (excluding net capital gain, which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). The Company's ability to pay distributions to its stockholders will depend, in part, upon its receipt of distributions from the Operating Partnership which may depend upon receipt of lease payments with respect to our properties from our TRS Lessees, and in turn, upon the management of our properties by our hotel manager. Distributions to the Company's stockholders will generally be taxable to the Company's stockholders as ordinary income; however, because a portion of our investments are equity ownership interests in hotels, which will result in depreciation and noncash charges against our income, a portion of our distributions may constitute a non-taxable return of capital. To the extent not inconsistent with maintaining the Company's REIT status, our TRS Lessees may retain any after-tax earnings.

Distributions to Preferred Stockholders and Holder of Preferred Partnership Units in the Operating Partnership. The Company is obligated to pay distributions to its holders of Preferred Stock and the Operating Partnership is obligated to pay its preferred unit holder, the Company. Holders of the Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock are entitled to receive distributions when authorized by the Company's board of directors out of assets legally available for the payment of distributions.

In March 2020, we announced that the record date for the dividends on the Company's Series B Preferred Stock, Series C Preferred Stock, and Series D Preferred Stock, originally set for March 31, 2020, with a payment date of April 15, 2020, had been deferred. No dividends have been declared since that date. The Company may not make distributions with respect to any shares of its common stock, unless and until full cumulative distributions on the outstanding preferred stock for all past unpaid periods are paid or declared and a sum sufficient for the payment thereof in cash is set aside. As of December 31, 2022, the amount of cumulative unpaid dividends on our outstanding preferred shares was approximately $23.9 million and the aggregate liquidation preference with respect to our outstanding preferred shares was approximately $121.3 million. The preferred stock is not redeemable by the holders, has no maturity date and is not convertible into any other security of the Company or its affiliates, except in the event of a change of control.

On January 24, 2023, the Company announced it will resume quarterly distributions to holders of its preferred stock and set a record date of February 28, 2023 and a payment date of March 15, 2023 for the preferred distributions declared in January 2020.

The Company expects that any reduction in the level of cumulative unpaid distributions will be made in the form of a series of special distributions. The amount, timing and frequency of distributions will be authorized by the Company's board of directors and declared by the Company based upon a variety of factors deemed relevant by its directors and no assurance can be given that its distribution policy will not change in the future.

Inflation

We generate revenues primarily from lease payments from our TRS Lessees and net income from the operations of our TRS Lessees. Therefore, we rely primarily on the performance of the individual properties and the ability of the management company to increase revenues and to keep pace with inflation. Operators of hotels, in general, possess the ability to adjust room rates daily to keep pace with inflation. However, competitive pressures at some or all of our hotels may limit the ability of the management company to raise room rates.

Our expenses, including hotel operating expenses, administrative expenses, real estate taxes, and property and casualty insurance are subject to inflation. These expenses are expected to grow with the general rate of inflation, except for energy, liability insurance, property and casualty insurance, property tax rates, employee benefits, and some wages, which may vary at rates that differ from the general rate of inflation.

Geographic Concentration and Seasonality

Our hotels are located in Florida, Georgia, Maryland, North Carolina, Pennsylvania, Texas and Virginia. As a result, we are particularly susceptible to adverse market conditions in these geographic areas, including industry downturns, relocation of businesses and any oversupply of hotel rooms or a reduction in lodging demand. Adverse economic developments in the markets in which we have a concentration of hotels, or in any of the other markets in which we operate, or any increase in hotel supply or decrease in lodging demand resulting from the local, regional or national business climate, could materially and adversely affect us.

The operations of our hotel properties have historically been seasonal. The months of April and May are traditionally strong, as is October. The periods from mid-November through mid-February are traditionally slow with the exception of hotels located in certain markets, namely Florida and Texas, which experience significant room demand during this period.

Competition

The hotel industry is highly competitive with various participants competing on the basis of price, level of service and geographic location. Each of our hotels is located in a developed area that includes other hotel properties. The number of competitive hotel properties in a particular area could have a material adverse effect on occupancy, ADR and RevPAR of our hotels or at hotel properties acquired in the future. We believe that brand recognition, location, the quality of the hotel, consistency of services provided, and price, are the principal competitive factors affecting our hotels.

Critical Accounting Policies

Our consolidated financial statements, prepared in conformity with U.S. GAAP, require management to make estimates and assumptions that affect the reported amount of assets and liability at the date of our financial statements, the reported amounts of revenue and expenses during the reporting periods and the related disclosures in the consolidated financial statements and accompanying footnotes. We believe that of our significant accounting policies, which are described in Note 2, *Summary of Significant Accounting Policies*, in the audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K, the following accounting policies are critical because they require difficult, subjective and complex judgments and include estimates about matters that are inherently uncertain, involve various assumptions, require management judgment, and because they are important for understanding and evaluating our financial position, results of operations and related disclosures. We evaluate our estimates, assumptions and judgments on an ongoing basis, based on information that is available to us, our historical experiences and various matters that we believe are reasonable and appropriate for consideration under the circumstances. Actual results may differ significantly from these estimates due to changes in judgments, assumptions and conditions as a result of unforeseen events or otherwise, which could have a material impact on our financial position or results of operations.

Investment in Hotel Properties. Hotel properties are stated at cost, net of any impairment charges, and are depreciated using the straight-line method over an estimated useful life of 7-39 years for buildings and improvements and 3-10 years for furniture and equipment. In accordance with generally accepted accounting principles, the controlling interests in hotels comprising our accounting predecessor, MHI Hotels Services Group, and noncontrolling interests held by the controlling holders of our accounting predecessor in hotels, which were acquired from third parties contributed to us in connection with the Company's initial public offering, are recorded at historical cost basis. Noncontrolling interests in those entities that comprise our accounting predecessor and the interests in hotels, other than those held by the controlling members of our accounting predecessor, acquired from third parties are recorded at fair value at the time of acquisition.

We review our hotel properties for impairment whenever events or changes in circumstances indicate the carrying value of the hotel properties may not be recoverable. Events or circumstances that may cause us to perform our review include, but are not limited to, adverse permanent changes in the demand for lodging at our properties due to declining national or local economic conditions and/or new hotel construction in markets where our hotels are located. When such conditions exist, management performs a recoverability analysis to determine if the estimated undiscounted future cash flows from operating activities and the estimated proceeds from the ultimate disposition of a hotel property exceed its carrying value. If the estimated undiscounted future cash flows are found to be less than the carrying amount of the hotel property, an adjustment to reduce the carrying value to the related hotel property's estimated fair market value would be recorded and an impairment loss recognized.

The COVID-19 pandemic has had, an adverse impact on the lodging and hospitality industries, which the Company considered to be a triggering event for each of its hotels during its impairment testing for the year ended December 31, 2021. The Company assessed the recoverability of each of its hotel properties which included a projection of future operating cash flows based upon significant assumptions regarding its ability to maintain ownership of the property, growth rates, occupancy, room rates, economic trends, property-specific operating costs, an allowance for the replacement of furniture, fixtures and equipment and projected cash flows from the eventual disposition of the hotel. The Company also projected cash flows assuming an eventual disposition of the hotel based upon property-specific capitalization rates. As of December 31, 2021, the Company determined the Sheraton Louisville Riverside, to be impaired based on the proceeds received in a subsequent sale, as well as The Whitehall in Houston, Texas due to the lack of certainty regarding our ability to extend or refinance the mortgage which was set to mature in early 2023. The Company recognized an impairment loss of approximately $12.2 million during the period ended December 31, 2021. The impairment loss was determined using level 2 inputs under authoritative guidance for fair value measurements. No impairment loss was recognized for the year ended December 31, 2022.

Income Taxes. The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended. As a REIT, the Company generally will not be subject to federal income tax. The MHI TRS Entities which leases our hotels from subsidiaries of the Operating Partnership, are subject to federal and state income taxes.

We account for income taxes using the asset and liability method under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is required for deferred tax assets if, based on all available evidence, it is "more-likely-than-not" that all or a portion of the deferred tax asset will or will not be realized due to the inability to generate sufficient taxable income in certain financial statement periods. The "more-likely-than-not" analysis means the likelihood of realization is greater than 50%, that we either will or will not be able to fully utilize the deferred tax assets against future taxable income. The net amount of deferred tax assets that are recorded on the financial statements must reflect the tax benefits that are expected to be realized using these criteria. As of December 31, 2022, we have determined that it is more-likely-than-not that we will not be able to fully utilize our deferred tax assets for future tax consequences, therefore a 100% valuation allowance is required. As of December 31, 2022 and 2021, deferred tax assets each totaled $0, respectively.

As of December 31, 2022, we had no uncertain tax positions. Our policy is to recognize interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2022, the tax years that remain subject to examination by the major tax jurisdictions to which the Company is subject generally include 2016 through 2020. In addition, as of December 31, 2022, the tax years that remain subject to examination by the major tax jurisdictions to which the MHI TRS Entities are subject, because of open NOL carryforwards, generally include 2014 through 2021.

The Operating Partnership is generally not subject to federal and state income taxes as the unit holders of the Partnership are subject to tax on their respective shares of the Partnership's taxable income.

Recent Accounting Pronouncements

For a summary of recently adopted and newly issued accounting pronouncements, please refer to the *New Accounting Pronouncements* section of Note 2, *Summary of Significant Accounting Policies,* in the Notes to Consolidated Financial Statements.

Non-GAAP Financial Measures

We consider the non-GAAP financial measures of FFO available to common stockholders and unitholders (including FFO per common share and unit), Adjusted FFO available to common stockholders and unitholders, EBITDA and Hotel EBITDA to be key

49

supplemental measures of the Company's performance and could be considered along with, not alternatives to, net income (loss) as a measure of the Company's performance. These measures do not represent cash generated from operating activities determined by generally accepted accounting principles ("GAAP") or amounts available for the Company's discretionary use and should not be considered alternative measures of net income, cash flows from operations or any other operating performance measure prescribed by GAAP.

FFO and Adjusted FFO. Industry analysts and investors use FFO, as a supplemental operating performance measure of an equity REIT. FFO is calculated in accordance with the definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"). FFO, as defined by NAREIT, represents net income or loss determined in accordance with GAAP, excluding extraordinary items as defined under GAAP and gains or losses from sales of previously depreciated operating real estate assets, gains or losses from involuntary conversion of assets, plus certain non-cash items such as real estate asset depreciation and amortization or impairment, stock compensation costs and after adjustment for any noncontrolling interest from unconsolidated partnerships and joint ventures. Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, many investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by itself.

We consider FFO to be a useful measure of adjusted net income (loss) for reviewing comparative operating and financial performance because we believe FFO is most directly comparable to net income (loss), which remains the primary measure of performance, because by excluding gains or losses related to sales of previously depreciated operating real estate assets and excluding real estate asset depreciation and amortization, FFO assists in comparing the operating performance of a company's real estate between periods or as compared to different companies. Although FFO is intended to be a REIT industry standard, other companies may not calculate FFO in the same manner as we do, and investors should not assume that FFO as reported by us is comparable to FFO as reported by other REITs.

We further adjust FFO Available to Common Stockholders and Unitholders for certain additional items that are not in NAREIT's definition of FFO, including changes in deferred income taxes, any unrealized gain (loss) on hedging instruments or warrant derivative, loan impairment losses, losses on early extinguishment of debt, gains on extinguishment of preferred stock, aborted offering costs, loan modification fees, franchise termination costs, costs associated with the departure of executive officers, litigation settlement, over-assessed real estate taxes on appeal, management contract termination costs, operating asset depreciation and amortization, change in control gains or losses, ESOP and stock compensation expenses and acquisition transaction costs. We exclude these items as we believe it allows for meaningful comparisons between periods and among other REITs and is more indicative than FFO of the on-going performance of our business and assets. Our calculation of adjusted FFO may be different from similar measures calculated by other REITs.

The following is a reconciliation of net income (loss) to FFO and Adjusted FFO for the years ended December 31, 2022, 2021, and 2020.

	Year Ended December 31, 2022		Year Ended December 31, 2021		Year Ended December 31, 2020
Net income (loss)	$	33,959,848	$ (28,539,640)	$	(53,682,905)
Depreciation and amortization - real estate		18,593,359	19,838,017		19,825,382
Impairment of investment in hotel properties, net		—	12,201,461		—
Loss (gain) on disposal of assets		636,198	(158,286)		136,063
Gain on sale of hotel properties		(30,053,977)	—		—
Distributions to preferred stockholders		(7,634,219)	(7,541,891)		(8,755,642)
Gain on involuntary conversion of asset		(1,763,320)	(588,586)		(179,856)
FFO available to common stockholders and unitholders	$	13,737,889	$ (4,788,925)	$	(42,656,958)
Decrease (increase) in deferred income taxes		—	—		5,412,084
Amortization		56,977	71,209		71,390
ESOP and stock - based compensation		998,424	689,547		754,111
Aborted offering costs		—	631,952		—
Termination (refund) fee		—	—		(19,709)
Unrealized (gain) loss on hedging activities		(2,918,207)	(1,493,841)		986,200
Loss on early debt extinguishment		5,944,881	—		—
Adjusted FFO available to common stockholders and unitholders	$	17,819,964	$ (4,890,058)	$	(35,452,882)

Hotel EBITDA. We define Hotel EBITDA as net income or loss excluding: (1) interest expense, (2) interest income, (3) income tax provision or benefit, (4) depreciation and amortization, (5) impairment of long-lived assets or investments, (6) gains and losses on disposal and/or sale of assets, (7) gains and losses on involuntary conversions of assets, (8) unrealized gains and losses on derivative instruments not included in other comprehensive income, (9) loss on early debt extinguishment, (10) Paycheck Protection Program (PPP) debt forgiveness, (11) gain on exercise of development right, (12) corporate general and administrative expense, and (13) other operating revenue not related to our portfolio. We believe this provides a more complete understanding of the operating results over which our wholly-owned hotels and its operators have direct control. We believe hotel EBITDA provides investors with supplemental information on the on-going operational performance of our hotels and the effectiveness of third-party management companies operating our business on a property-level basis.

Our calculation of Hotel EBITDA may be different from similar measures calculated by other REITs.

The following is a reconciliation of net loss to Hotel EBITDA for the years ended December 31, 2022, 2021, and 2020.

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Net (loss) income	$ 33,959,848	$ (28,539,640)	$ (53,682,905)
Interest expense	19,772,802	22,686,694	18,056,874
Interest income	(189,291)	(147,025)	(210,426)
Income tax provision	522,355	27,392	5,280,443
Depreciation and amortization	18,650,336	19,909,226	19,896,772
Impairment of investment in hotel properties, net	—	12,201,461	—
Unrealized (gain) loss on hedging activities	(2,918,207)	(1,493,841)	986,200
Loss on early debt extinguishment	5,944,881	—	—
Gain on sale of hotel properties	(30,053,977)	—	—
Loss (gain) on disposal of assets	636,198	(158,286)	136,063
PPP loan forgiveness	(4,720,278)	—	—
Gain on involuntary conversion of asset	(1,763,320)	(588,586)	(179,856)
Corporate general and administrative expenses	6,621,221	6,997,166	6,492,526
Hotel EBITDA	**$ 46,462,568**	**$ 30,894,561**	**$ (3,224,309)**

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

The effects of potential changes in interest rates are discussed below. Our market risk discussion includes "forward-looking statements" and represents an estimate of possible changes in fair value or future earnings that could occur assuming hypothetical future movements in interest rates. These disclosures are not precise indicators of expected future losses, but only indicators of reasonably possible losses. As a result, actual future results may differ materially from those presented. The analysis below presents the sensitivity of the market value of our financial instruments to selected changes in market interest rates.

To meet in part our long-term liquidity requirements, we will borrow funds at a combination of fixed and variable rates. Our interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. From time to time we may enter into interest rate hedge contracts such as collars and treasury lock agreements in order to mitigate our interest rate risk with respect to various debt instruments. We do not intend to hold or issue derivative contracts for trading or speculative purposes.

As of December 31, 2022, we had approximately $310.2 million of fixed-rate debt, including the mortgage on our DoubleTree by Hilton Philadelphia Airport hotel, which is fixed by an interest rate swap to 5.237%, the mortgage on our Hotel Alba Tampa, Tapestry Collection by Hilton, which is fixed by an interest rate swap to 5.576% and the PPP Loans of $2.5 million, with a fixed rate of 1.0% and approximately $14.2 million of variable-rate debt. The weighted-average interest rate on the fixed-rate debt was 4.83%. A change in market interest rates on the fixed portion of our debt would impact the fair value of the debt but have no impact on interest incurred or cash flows. Our variable-rate debt is exposed to changes in interest rates, specifically the changes in 1-month LIBOR, SOFR, and in Prime Rate. Assuming that the aggregate amount outstanding on the mortgage on The Whitehall remains at approximately $14.2 million, the balance at December 31, 2022, the impact on our annual interest incurred and cash flows of a one percent increase in 1-month LIBOR, SOFR, and in Prime Rate, would be approximately $0.1 million.

As of December 31, 2021, we had approximately $330.0 million of fixed-rate debt, including the mortgage on our DoubleTree by Hilton Philadelphia Airport hotel, which is fixed by an interest rate swap to 5.237%, Secured Notes of $20.0 million with a fixed rate of 6.0%, the PPP Loan of $7.6 million, with a fixed rate of 1.0% and approximately $50.2 million of variable-rate debt. The weighted-average interest rate on the fixed-rate debt was 4.77%. A change in market interest rates on the fixed portion of our debt would impact the fair value of the debt but have no impact on interest incurred or cash flows. Our variable-rate debt is exposed to changes in interest rates, specifically the changes in 1-month LIBOR and in Prime Rate. Assuming that the aggregate amount outstanding on the mortgages on the Hotel Alba, The Whitehall and the DoubleTree by Hilton Raleigh Brownstone-University remains at approximately $50.2 million, the balance at December 31, 2021, the impact on our annual interest incurred and cash flows of a one percent increase in 1-month LIBOR and in Prime Rate, would be approximately $0.2 million.

Item 8. *Financial Statements and Supplementary Data*

See Index to Financial Statements and Financial Statement Schedules on page F-1.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Sotherly Hotels Inc.

Disclosure Controls and Procedures

The Company's management, under the supervision and participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of its disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as required by paragraph (b) of Rules 13a-15 and 15d-15 under the Exchange Act), as of December 31, 2022. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2022, its disclosure controls and procedures were effective and designed to ensure that (i) information required to be disclosed in its reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and instructions, and (ii) information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

The Company's management, including its Chief Executive Officer and Chief Financial Officer, does not expect that the Company's disclosure controls and procedures or its internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of the controls can provide absolute assurance that all control issues and instances of fraud, if any, within Sotherly Hotels Inc. have been detected.

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(e) under the Exchange Act). The Company's management assessed the effectiveness over internal control over financial reporting as of December 31, 2022. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") 2013 *Internal Control-Integrated Framework.* The Company's management has concluded that, as of December 31, 2022, the Company's internal control over financial reporting is effective based on these criteria.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to the exemption provided to issuers that are not "large accelerated filers" or "accelerated filers" under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

Changes in Internal Control over Financial Reporting

There was no change in Sotherly Hotels Inc.'s internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rules 13a-15 and 15d-15 under the Exchange Act during Sotherly Hotels Inc.'s last fiscal quarter that materially affected, or is reasonably likely to materially affect, Sotherly Hotels Inc.'s internal control over financial reporting.

Sotherly Hotels LP

Disclosure Controls and Procedures

The Operating Partnership's management, under the supervision and participation of the Chief Executive Officer and Chief Financial Officer of Sotherly Hotels Inc., as general partner, has evaluated the effectiveness of the disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as required by paragraph (b) of Rules 13a-15 and 15d-15 under the Exchange Act), as of December 31, 2022. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2022, the disclosure controls and procedures were effective and designed to ensure that (i) information required to be disclosed in the reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and instructions, and (ii) information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

The Operating Partnership's management, including the Chief Executive Officer and Chief Financial Officer of Sotherly Hotels Inc., as general partner, does not expect that the disclosure controls and procedures or the internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of the controls can provide absolute assurance that all control issues and instances of fraud, if any, within Sotherly Hotels LP have been detected.

Management's Report on Internal Control over Financial Reporting

The Operating Partnership's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(e) under the Exchange Act). Management assessed the effectiveness over internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria set forth by COSO in 2013 *Internal Control-Integrated Framework.* Management has concluded that, as of December 31, 2022, the Operating Partnership's internal control over financial reporting is effective based on these criteria.

This annual report does not include an attestation report of the Operating Partnership's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Operating Partnership's independent registered public accounting firm pursuant to the exemption provided to issuers that are not "large accelerated filers" or "accelerated filers" under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

Changes in Internal Control over Financial Reporting

There was no change in Sotherly Hotels LP's internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rules 13a-15 and 15d-15 under the Exchange Act during Sotherly Hotels LP's last fiscal quarter that materially affected, or is reasonably likely to materially affect, Sotherly Hotels LP's internal control over financial reporting.

Item 9B. *Other Information*

None.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

None.

The information required by Items 10-14 is incorporated by reference to the Company's proxy statement for the 2023 annual meeting of stockholders (to be filed with the Securities and Exchange Commission not later than 120 days after the end of the fiscal year covered by this annual report).

Item 10. *Information about our Directors, Executive Officers and Corporate Governance*

The Company has adopted a code of business conduct and ethics, including a conflicts of interest policy that applies to its principal executive officer, principal financial officer, principal accounting officer or controller performing similar functions. We intend to maintain the highest standards of ethical business practices and compliance with all laws and regulations applicable to our business. A copy of the Company's Code of Business Conduct is posted on the Company's external website at www.sotherlyhotels.com. The Company and the Operating Partnership intend to post to its website any amendments to or waivers of its code. The Operating Partnership is managed by the Company, its sole general partner and parent company. Consequently, the Operating Partnership does not have its own separate directors or executive officers.

Information on the Company's directors, executive officers and corporate governance is incorporated by reference to the sections captioned "Proposal I – Election of Directors" and "Delinquent Section 16(a) Reports" contained in the Company's 2023 Proxy Statement.

Item 11. *Executive Compensation*

The information required by this item is incorporated by reference to the section captioned "Director and Executive Compensation" contained in the Company's 2023 Proxy Statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

(a) SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

Information required by this item is incorporated herein by reference to the section captioned "Principal Holders" of the Company's 2023 Proxy Statement.

(b) SECURITY OWNERSHIP OF MANAGEMENT

Information required by this item is incorporated herein by reference to the section captioned "Principal Holders" of the Company's 2023 Proxy Statement.

(c) CHANGES IN CONTROL

Management of the Company knows of no arrangements, including any pledge by any person of securities of the Company, the operation of which may at a subsequent date result in a change in control of the Company.

(d) SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Set forth below is information as of December 31, 2022 with respect to compensation plans under which equity securities of the Company are authorized for issuance.

EQUITY COMPENSATION PLAN INFORMATION

	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE
Equity compensation plans approved by security holders:			
2013 Plan (1)	N/A	N/A	—
2022 Plan (2)	N/A	N/A	1,832,610
Equity compensation plans not approved by security holders:			
None	N/A	N/A	N/A
Total	N/A	N/A	1,832,610

(1) On February 4, 2021, we granted (i) 136,281 shares of common stock to our officers and employees, and (ii) 15,000 shares of restricted common stock to our independent directors, all of which vested on December 31, 2021.

On January 21, 2022, we granted (i) 168,037 shares of common stock to our independent directors, officers, and employees, and (ii) 15,000 shares of restricted common stock to our independent directors, all of which vested on December 31, 2022.

On February 15, 2022, we granted 7,231 shares of common stock to one of our employees.

On May 23, 2022, we granted 37,428 shares of common stock to our employees.

The remaining 4,840 shares were deregistered as of June 20, 2022.

(2) The Company's 2022 Long-Term Incentive Plan (the "2022 Plan"), which the Company's stockholders approved in April 2022, permits the grant of stock options, restricted stock, unrestricted stock and performance share compensation awards to its employees and directors for up to 2,000,000 shares of common stock.

On July 21, 2022 we granted 167,390 shares of common stock to our employees.

On January 12, 2023, we granted (i) 64,278 shares of common stock to one of our employees and our independent directors, and (ii) 15,000 shares of restricted common stock to our independent directors, which will vest on December 31, 2023. These shares are included in the number of securities remaining available for future issuance as of December 31, 2022.

On January 23, 2023, we granted 205,000 shares of restricted common stock to certain of our employees. These shares are included in the number of securities remaining available for future issuance as of December 31, 2022.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item is incorporated by reference to the sections captioned "Certain Relationships and Related Transactions" and "Proposal I – Election of Directors" in the Company's 2023 Proxy Statement.

Item 14. *Principal Accountant Fees and Services*

The information required by this item is incorporated by reference to the section captioned "Proposal II – Ratification of Appointment of Accountants" in the Company's 2023 Proxy Statement.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

1. *Financial Statements*

All other schedules for which provision is made in Regulation S-X are either not required to be included herein under the related instructions or are inapplicable or the related information is included in the footnotes to the applicable financial statement and, therefore, have been omitted.

The following exhibits are filed as part of this Form 10-K:

Exhibits

3.1	Articles of Amendment and Restatement of the Company (incorporated by reference to the document previously filed as Exhibit 3.1 to the Company's Pre-Effective Amendment No. 1 to its Registration Statement on Form S-11 filed with the Securities and Exchange Commission on October 20, 2004 (File No. 333-118873)).
3.1A	Articles of Amendment to the Articles of Amendment and Restatement of the Company, effective as of April 16, 2013 (incorporated by reference to the document previously filed as Exhibit 3.7 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 16, 2013).
3.1B	Articles of Amendment to the Articles of Amendment and Restatement of the Company, effective as of August 12, 2016 (incorporated by reference to the document previously filed as Exhibit 3.1 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on August 15, 2016).
3.1C	Articles of Amendment to the Articles of Amendment and Restatement of the Company, effective as of April 12, 2019 (incorporated by reference to the document previously filed as Exhibit 3.1 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on April 16, 2019).
3.2	Amended and Restated Agreement of Limited Partnership of Sotherly Hotels LP (incorporated by reference to the document previously filed as Exhibit 3.3 to the Company's Pre-Effective Amendment No. 5 to its Registration Statement on Form S-11 filed with the Securities and Exchange Commission on December 13, 2004 (File No. 333-118873)).
3.2A	Amendment No. 1 to the Amended and Restated Agreement of Limited Partnership of Sotherly Hotels LP (incorporated by reference to the document previously filed as Exhibit 3.6 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 18, 2011).
3.2B	Amendment No. 2 to the Amended and Restated Agreement of Limited Partnership of Sotherly Hotels LP (incorporated by reference to the document previously filed as Exhibit 3.3 to the Operating Partnership's Pre-Effective Amendment No. 1 to its Registration Statement on Form S-11 filed with the Securities and Exchange Commission on August 9, 2013 (File No. 333-189821)).
3.2C	Amendment No. 3 to the Amended and Restated Agreement of Limited Partnership of Sotherly Hotels LP (incorporated by reference to the document previously filed as Exhibit 3.1 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on August 23, 2016).
3.2D	Amendment No. 4 to the Amended and Restated Agreement of Limited Partnership of Sotherly Hotels LP (incorporated by reference to the document previously filed as Exhibit 3.1 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on October 11, 2017).
3.2E	Amendment No. 5 to the Amended and Restated Agreement of Limited Partnership of Sotherly Hotels LP (incorporated by reference to the document previously filed as Exhibit 3.2E to our current report on Form 8-K filed with the Securities and Exchange Commission on August 31, 2018).
3.2F	Amendment No. 6 to the Amended and Restated Agreement of Limited Partnership of Sotherly Hotels LP (incorporated by reference to the document previously filed as Exhibit 3.1 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on April 18, 2019).
3.3	Articles Supplementary of Sotherly Hotels Inc. (incorporated by reference to the document previously filed as Exhibit 3.4 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 18, 2011).
3.4	Second Amended and Restated Bylaws of the Company, effective as of April 16, 2013 (incorporated by reference to the document previously filed as Exhibit 3.8 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 16, 2013).
3.5	Articles Supplementary designating the Series B Preferred Stock of the Company, effective as of August 19, 2016 (incorporated by reference to the document previously filed as Exhibit 3.5 to the Company's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on August 22, 2016).
3.6	Articles Supplementary designating the Series C Preferred Stock of the Company, effective as of October 5, 2017 (incorporated by reference to the document previously filed as Exhibit 3.5 to the Company's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on October 10, 2017).

Exhibits	
3.7	Articles Supplementary dated August 30, 2018 (incorporated by reference to the document previously filed as Exhibit 3.7 to our current report on Form 8-K filed with the Securities and Exchange Commission on August 31, 2018).
3.8	Articles Supplementary designating the Series D Preferred Stock of the Company, effective as of April 15, 2019 (incorporated by reference to the document previously filed as Exhibit 3.6 to the Company's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on April 16, 2019).
4.0	Form of Common Stock Certificate (incorporated by reference to the document previously filed as Exhibit 4.0 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed with the Securities and Exchange Commission on March 22, 2017).
4.1	Form of Specimen Certificate of Series B Preferred Stock of the Company (incorporated by reference to the document previously filed as Exhibit 4.1 to the Company's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on August 22, 2016).
4.2	Form of Specimen Certificate of Series C Preferred Stock of the Company (incorporated by reference to the document previously filed as Exhibit 4.1 to the Company's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on October 10, 2017).
4.3	Form of Specimen Certificate of Series D Preferred Stock of the Company (incorporated by reference to the document previously filed as Exhibit 4.1 to the Company's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on April 16, 2019).
4.4	Description of Registered Securities.
10.1	Form of Restricted Stock Award Agreement between Sotherly Hotels Inc. and Participant (incorporated by reference to the document previously filed as Exhibit 10.1A to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission on March 25, 2009). *
10.2	Executive Employment Agreement between Sotherly Hotels Inc. and Anthony E. Domalski, dated as of January 1, 2018 (incorporated by reference to the document previously filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2018). *
10.3	Master Agreement by and among Sotherly Hotels Inc., Sotherly Hotels LP, MHI Hospitality TRS, LLC, Newport Hospitality Group, Inc. and Our Town Hospitality LLC (incorporated by reference to the document previously filed as Exhibit 10.17 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on September 9, 2019).
10.4	Amendment to Master Agreement by and among Sotherly Hotels Inc., Sotherly Hotels LP, MHI Hospitality TRS, LLC, Newport Hospitality Group, Inc. and Our Town Hospitality LLC (incorporated by reference to the document previously filed as Exhibit 10.21 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on December 16, 2019).
10.5	Sublease Agreement between Our Town Hospitality LLC and Sotherly Hotels Inc. dated December 13, 2019 (incorporated by reference to the document previously filed as Exhibit 10.23 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on December 16, 2019).
10.6	Executive Employment Agreement between Sotherly Hotels Inc. and Andrew M. Sims, dated as of January 1, 2020 (incorporated by reference to the document previously filed as Exhibit 10.24 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on January 6, 2020). *
10.7	Executive Employment Agreement between Sotherly Hotels Inc. and David R. Folsom, dated as of January 1, 2020 (incorporated by reference to the document previously filed as Exhibit 10.25 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on January 6, 2020). *
10.8	Executive Employment Agreement between Sotherly Hotels Inc. and Scott M. Kucinski, dated as of January 1, 2020 (incorporated by reference to the document previously filed as Exhibit 10.26 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on January 6, 2020). *
10.9	Executive Employment Agreement between Sotherly Hotels Inc. and Robert E. Kirkland IV, dated as of January 1, 2020 (incorporated by reference to the document previously filed as Exhibit 10.27 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on January 6, 2020). *
10.10	Promissory Note between Sotherly Hotels LP and Village Bank dated as of April 16, 2020 (incorporated by reference to the document previously filed as Exhibit 10.16 to our quarterly report on Form 10-Q filed with the Securities and Exchange Commission on June 24, 2020).

10.11	Promissory Note between MHI Hospitality TRS, LLC and Fifth Third Bank, National Association, dated as of April 28, 2020 (incorporated by reference to the document previously filed as Exhibit 10.17 to our quarterly report on Form 10-Q filed with the Securities and Exchange Commission on June 24, 2020).
10.12	Promissory Note between SOHO Arlington TRS LLC and Fifth Third Bank, National Association, dated as of May 6, 2020 (incorporated by reference to the document previously filed as Exhibit 10.18 to our quarterly report on Form 10-Q filed with the Securities and Exchange Commission on June 24, 2020).
10.13	Second Amendment to Master Agreement by and among Sotherly Hotels Inc., Sotherly Hotels LP, MHI Hospitality TRS, LLC, Newport Hospitality Group, Inc. and Our Town Hospitality (incorporated by reference to the document previously filed as Exhibit 10.20 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on June 9, 2021).
10.14	First Amendment to Employment Agreement between Sotherly Hotels Inc. and Robert E. Kirkland IV, dated February 8, 2022 (incorporated by reference to the document previously filed as Exhibit 10.25 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on February 11, 2022). *
10.15	Third Amendment to Master Agreement by and among Sotherly Hotels Inc., Sotherly Hotels LP, MHI Hospitality TRS, LLC, and Our Town Hospitality LLC (incorporated by reference to the document previously filed as Exhibit 10.27 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on April 27, 2022).
10.16	Sotherly Hotels Inc. 2022 Long-Term Incentive Plan (incorporated by reference to the document previously filed as Exhibit 99.1 to the Company's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on July 20, 2022). *
10.17	Amendment to Employment Agreement between Sotherly Hotels Inc. and Andrew M. Sims, dated January 23, 2023 (incorporated by reference to the document previously filed as Exhibit 10.1 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on January 24, 2023). *
10.18	Amendment to Employment Agreement between Sotherly Hotels Inc. and David R. Folsom, dated January 23, 2023 (incorporated by reference to the document previously filed as Exhibit 10.2 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on January 24, 2023). *
10.19	Amendment to Employment Agreement between Sotherly Hotels Inc. and Scott M. Kucinski, dated January 23, 2023 (incorporated by reference to the document previously filed as Exhibit 10.3 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on January 24, 2023). *
10.20	Amendment to Employment Agreement between Sotherly Hotels Inc. and Anthony E. Domalski, dated January 23, 2023 (incorporated by reference to the document previously filed as Exhibit 10.4 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on January 24, 2023). *
10.21	Second Amendment to Employment Agreement between Sotherly Hotels Inc. and Robert E. Kirkland IV, dated January 23, 2023 (incorporated by reference to the document previously filed as Exhibit 10.5 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on January 24, 2023). *
16.1	Letter from FORVIS, LLP, dated June 6, 2022 (incorporated by reference to the document previously filed as Exhibit 16.1 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on June 6, 2022.)
21.1	List of Subsidiaries of Sotherly Hotels Inc.
21.2	List of Subsidiaries of Sotherly Hotels LP.
23.1	Consent of FORVIS, LLP.
23.2	Consent of FORVIS, LLP.
31.1	Certification of Chief Executive Officer pursuant to Exchange Act Rule 13(a)-14 and 15(d)-14, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Exchange Act Rule 13(a)-14 and 15(d)-14, as adopted, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.3	Certification of Chief Executive Officer pursuant to Exchange Act Rule 13(a)-14 and 15(d)-14, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibits

31.4	Certification of Chief Financial Officer pursuant to Exchange Act Rule 13(a)-14 and 15(d)-14, as adopted, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 of the Sarbanes-Oxley Act of 2002.
32.3	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 of the Sarbanes-Oxley Act of 2002.
32.4	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 of the Sarbanes-Oxley Act of 2002.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104.0	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

* Denotes management contract and/or compensatory plan/arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 21, 2023

SOTHERLY HOTELS INC.

By: /s/   DAVID R. FOLSOM
David R. Folsom
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ANDREW M. SIMS **Andrew M. Sims**	Chairman of the Board of Directors	March 21, 2023
/s/ DAVID R. FOLSOM **David R. Folsom**	President, Chief Executive Officer and Director	March 21, 2023
/s/ ANTHONY E. DOMALSKI **Anthony E. Domalski**	Chief Financial Officer	March 21, 2023
/s/ SCOTT M. KUCINSKI **Scott M. Kucinski**	Executive Vice President and Chief Operating Officer	March 21, 2023
/s/ HERSCHEL J. WALKER **Herschel J. Walker**	Director	March 21, 2023
/s/ MARIA L. CALDWELL **Maria L. Caldwell**	Director	March 21, 2023
/s/ EDWARD S. STEIN **Edward S. Stein**	Director	March 21, 2023
/s/ ANTHONY C. ZINNI **Anthony C. Zinni**	Director	March 21, 2023
/s/ G. SCOTT GIBSON IV **G. Scott Gibson IV**	Director	March 21, 2023

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 21, 2023


SOTHERLY HOTELS LP,

by its General Partner,
SOTHERLY HOTELS INC.

By: _____ /s/ DAVID R. FOLSOM _____
David R. Folsom
President and Chief Executive Officer


Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

<u>Signature</u>	<u>Title</u>	<u>Date</u>
/s/ ANDREW M. SIMS **Andrew M. Sims**	Chairman of the Board of Directors of the General Partner	March 21, 2023
/s/ DAVID R. FOLSOM **David R. Folsom**	President, Chief Executive Officer and Director of the General Partner	March 21, 2023
/s/ ANTHONY E. DOMALSKI **Anthony E. Domalski**	Chief Financial Officer of the General Partner	March 21, 2023
/s/ SCOTT M. KUCINSKI **Scott M. Kucinski**	Executive Vice President and Chief Operating Officer of the General Partner	March 21, 2023
/s/ HERSCHEL J. WALKER **Herschel J. Walker**	Director of the General Partner	March 21, 2023
/s/ MARIA L. CALDWELL **Maria L. Caldwell**	Director of the General Partner	March 21, 2023
/s/ EDWARD S. STEIN **Edward S. Stein**	Director of the General Partner	March 21, 2023
/s/ ANTHONY C. ZINNI **Anthony C. Zinni**	Director of the General Partner	March 21, 2023
/s/ G. SCOTT GIBSON IV **G. Scott Gibson IV**	Director of the General Partner	March 21, 2023

INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Sotherly Hotels Inc.

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Sotherly Hotels Inc. and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its their operations and their cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of investments in hotel properties for impairment
As of December 31, 2022, Investment in Hotel Properties was $365.1 Million. As discussed in Note 2 and 4 to the consolidated financial statements, the Company assesses the carrying values of its investments in hotel properties whenever events or changes in circumstances indicate that the carrying value of the hotel properties may not be recoverable. When such conditions exist, management performs an analysis to determine if the estimated undiscounted future cash flows from operations and the proceeds from the ultimate disposition of a hotel property exceeds its carrying value. If the estimated undiscounted future cash flows are found to be less than the carrying amount of the asset and the carrying amount exceeds its fair market value, an adjustment to reduce the carrying amount to the related hotel property's fair market value would be recorded and an impairment loss recognized.

We identified the Company's evaluation of hotel properties for impairment as a critical audit matter. The principal considerations for our determination included the significant auditor judgments required to evaluate certain key inputs and assumptions used by the Company in developing their impairment assessment, specifically, the judgments related to the Company's determination of growth rates, occupancy, room rates, economic trends, property-specific operating costs and an allowance for the replacement of furniture, fixtures and equipment used in projecting cash flows from operations and capitalization rates utilized in determining eventual disposition.

The primary procedures we performed to address this critical audit matter included:

- We obtained an understanding of and tested the design and effectiveness of internal controls over the Company's impairment analysis.

- We acquired an understanding of the Company's impairment methodology to assess the life of the cash flows and recoverability of the investments in hotel properties.

- We assessed the appropriateness of the significant assumptions and inputs, such as growth rates, occupancy, room rates, economic trends, property-specific operating costs and an allowance for the replacement of furniture, fixtures and equipment based on Company-specific data and published industry data.

- We tested the mathematical accuracy of management's impairment analysis.

- We performed a sensitivity analysis over the estimated capitalization rates obtained from published industry reports.

- We reviewed the methodologies and assumptions utilized by the Company's third-party specialist for reasonableness.

/s/ FORVIS, LLP

(Formerly, Dixon Hughes Goodman LLP)

We have served as the Company's auditor since 2016.

Richmond, Virginia
March 21, 2023

SOTHERLY HOTELS INC.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2022 AND 2021

	December 31, 2022	December 31, 2021
ASSETS		
Investment in hotel properties, net	$ 365,070,725	$ 375,885,224
Investment in hotel properties held for sale, net	—	22,870,487
Cash and cash equivalents	21,918,680	13,166,883
Restricted cash	5,422,950	12,411,654
Accounts receivable, net	5,844,904	4,822,187
Prepaid expenses, inventory and other assets	8,311,862	6,894,228
TOTAL ASSETS	$ **406,569,121**	$ **436,050,663**
LIABILITIES		
Mortgage loans, net	$ 320,482,103	$ 351,170,883
Secured notes, net	—	19,128,330
Unsecured notes	2,545,975	7,609,934
Accounts payable and accrued liabilities	25,704,835	35,960,293
Advance deposits	2,233,013	1,552,942
Dividends and distributions payable	4,082,472	4,125,351
TOTAL LIABILITIES	$ **355,048,398**	$ **419,547,733**
Commitments and contingencies	—	—
EQUITY		
Sotherly Hotels Inc. stockholders' equity		
Preferred stock, $0.01 par value, 11,000,000 shares authorized:		
8.0% Series B cumulative redeemable perpetual preferred stock, 1,464,100 and 1,510,000 shares issued and outstanding; aggregate liquidation preference $44,655,050 and $43,035,000, at December 31, 2022 and 2021, respectively.	14,641	15,100
7.875% Series C cumulative redeemable perpetual preferred stock, 1,346,110 and 1,384,610 shares issued and outstanding; aggregate liquidation preference $40,940,681 and $39,385,669, at December 31, 2022 and 2021, respectively.	13,461	13,846
8.25% Series D cumulative redeemable perpetual preferred stock, 1,163,100 and 1,165,000 shares issued and outstanding; aggregate liquidation preference $35,674,458 and $33,329,922, at December 31, 2022 and 2021, respectively.	11,631	11,650
Common stock, par value $0.01, 69,000,000 shares authorized, 18,951,525 shares issued and outstanding at December 31, 2022 and 17,441,058 shares issued and outstanding at December 31, 2021.	189,515	174,410
Additional paid-in capital	175,611,370	177,651,954
Unearned ESOP shares	(2,601,134)	(3,083,398)
Distributions in excess of retained earnings	(120,985,183)	(153,521,704)
Total Sotherly Hotels Inc. stockholders' equity	52,254,301	21,261,858
Noncontrolling interest	(733,578)	(4,758,928)
TOTAL EQUITY	**51,520,723**	**16,502,930**
TOTAL LIABILITIES AND EQUITY	$ **406,569,121**	$ **436,050,663**

The accompanying notes are an integral part of these financial statements.

SOTHERLY HOTELS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

	2022	2021	2020
REVENUE			
Rooms department	$ 109,553,906	$ 88,625,659	$ 49,192,589
Food and beverage department	29,556,213	15,829,487	10,676,646
Other operating departments	26,967,185	23,132,778	11,633,341
Total revenue	**166,077,304**	**127,587,924**	**71,502,576**
EXPENSES			
Hotel operating expenses			
Rooms department	25,782,888	22,688,063	15,565,313
Food and beverage department	19,724,225	10,297,461	8,531,411
Other operating departments	9,296,056	8,607,594	5,142,853
Indirect	64,811,567	55,100,245	45,487,308
Total hotel operating expenses	**119,614,736**	**96,693,363**	**74,726,885**
Depreciation and amortization	18,650,336	19,909,226	19,896,772
Impairment of investment in hotel properties, net	—	12,201,461	—
Loss (gain) on disposal of assets	636,198	(158,286)	136,063
Corporate general and administrative	6,621,221	6,997,166	6,492,526
Total operating expenses	**145,522,491**	**135,642,930**	**101,252,246**
NET OPERATING INCOME (LOSS)	**20,554,813**	**(8,055,006)**	**(29,749,670)**
Other income (expense)			
Interest expense	(19,772,802)	(22,686,694)	(18,056,874)
Interest income	189,291	147,025	210,426
Loss on early extinguishment of debt	(5,944,881)	—	—
Unrealized gain (loss) on hedging activities	2,918,207	1,493,841	(986,200)
PPP loan forgiveness	4,720,278	—	—
Gain on sale of hotel properties	30,053,977	—	—
Gain on involuntary conversion of assets	1,763,320	588,586	179,856
Net income (loss) before income taxes	**34,482,203**	**(28,512,248)**	**(48,402,462)**
Income tax provision	(522,355)	(27,392)	(5,280,443)
Net income (loss)	**33,959,848**	**(28,539,640)**	**(53,682,905)**
Less: Net (income) loss attributable to noncontrolling interest	(1,423,327)	2,318,166	4,489,341
Net income (loss) attributable to the Company	**32,536,521**	**(26,221,474)**	**(49,193,564)**
Undeclared distributions to preferred stockholders	(7,634,219)	(7,541,891)	(8,755,642)
Gain on extinguishment of preferred stock	64,518	361,476	—
Net income (loss) attributable to common stockholders	**$ 24,966,820**	**$ (33,401,889)**	**$ (57,949,206)**
Net income (loss) per share attributable to common stockholders:			
Basic	$ 1.40	$ (2.15)	$ (4.05)
Diluted	$ 1.40	$ (2.15)	$ (4.05)
Weighted average number of common shares outstanding			
Basic	17,802,772	15,531,684	14,312,049
Diluted	17,802,772	15,531,684	14,312,049

The accompanying notes are an integral part of these financial statements.

SOTHERLY HOTELS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Preferred Stock		Common Stock		Additional Paid-In Capital	Unearned ESOP Shares	Distributions in Excess of Retained Earnings	Noncontrolling Interest	Total
	Shares	Par Value	Shares	Par Value					
Balances at December 31, 2019	4,364,610	$ 43,646	14,272,378	$ 142,723	$ 180,515,861	$ (4,105,637)	$ (73,990,690)	$ (1,198,732)	$ 101,407,171
Net loss	—	—	—	—	—	—	(49,193,564)	(4,489,341)	(53,682,905)
Issuance of restricted common stock awards	—	—	187,583	1,876	460,063	—	—	—	461,939
Issuance of unrestricted common stock awards	—	—	2,250	23	14,152	—	—	—	14,175
Conversion of units in Operating Partnership to shares of common stock	—	—	561,639	5,616	(505,699)	(322)	—	500,405	—
Amortization of ESOP shares	—	—	—	—	(264,717)	469,933	—	—	205,216
Amortization of restricted stock award	—	—	—	—	72,780	—	—	—	72,780
Preferred stock dividends declared	—	—	—	—	—	—	(2,188,910)	—	(2,188,910)
Common stockholders' dividends and distributions declared	—	—	—	—	—	—	(1,927,066)	(161,095)	(2,088,161)
Balances at December 31, 2020	4,364,610	$ 43,646	15,023,850	$ 150,238	$ 180,292,440	$ (3,636,026)	$ (127,300,230)	$ (5,348,763)	$ 44,201,305
Net loss	—	—	—	—	—	—	(26,221,474)	(2,318,166)	(28,539,640)
Issuance of common stock awards	—	—	151,281	1,513	443,253	—	—	—	444,766
Conversion of units in Operating Partnership to shares of common stock	—	—	32,781	328	(2,908,329)	—	—	2,908,001	—
Amortization of ESOP shares	—	—	—	—	(380,628)	552,628	—	—	172,000
Amortization of restricted stock award	—	—	—	—	72,780	—	—	—	72,780
Extinguishment of preferred stock	(305,000)	(3,050)	2,233,146	22,331	132,438	—	—	—	151,719
Balances at December 31, 2021	4,059,610	$ 40,596	17,441,058	$ 174,410	$ 177,651,954	$ (3,083,398)	$ (153,521,704)	$ (4,758,928)	$ 16,502,930
Net income	—	—	—	—	—	—	32,536,521	1,423,327	33,959,848
Issuance of common stock awards	—	—	395,086	3,951	794,735	—	—	—	798,686
Conversion of units in Operating Partnership to shares of common stock	—	—	308,532	3,085	(2,605,108)	—	—	2,602,023	—
Amortization of ESOP shares	—	—	—	—	(355,306)	482,264	—	—	126,958
Amortization of restricted stock award	—	—	—	—	72,780	—	—	—	72,780
Extinguishment of preferred stock	(86,300)	(863)	806,849	8,069	52,315	—	—	—	59,521
Balances at December 31, 2022	3,973,310	$ 39,733	18,951,525	$ 189,515	$ 175,611,370	$ (2,601,134)	$ (120,985,183)	$ (733,578)	$ 51,520,723

The accompanying notes are an integral part of these financial statements.

SOTHERLY HOTELS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

	2022	2021	2020
Cash flows from operating activities:			
Net Income (loss)	$ 33,959,848	$ (28,539,640)	$ (53,682,905)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	18,650,336	19,909,226	19,896,772
Impairment of investment in hotel properties, net	—	12,201,461	—
Amortization of deferred financing costs	1,293,092	1,029,306	572,696
Amortization of mortgage premium	(24,681)	(24,681)	(24,681)
Gain on involuntary conversion of assets	(1,763,320)	(588,586)	(179,856)
Unrealized (gain) loss on hedging activities	(2,918,207)	(1,493,841)	986,200
Loss on early extinguishment of debt	5,944,881	—	—
PPP loan forgiveness	(4,720,278)	—	—
Gain on sale of assets	(30,053,977)	—	—
Loss (gain) on disposal of assets	633,803	(158,286)	136,063
ESOP and stock - based compensation	998,424	689,547	754,111
Changes in assets and liabilities:			
Accounts receivable	(1,439,886)	(2,640,487)	3,032,703
Prepaid expenses, inventory and other assets	(1,597,055)	719,031	(2,197,874)
Deferred income taxes	—	—	5,412,084
Accounts payable and other accrued liabilities	(12,984,231)	1,630,584	15,152,165
Advance deposits	680,071	(411,131)	(821,265)
Accounts receivable - affiliate	—	—	(300,153)
Net cash provided by (used in) operating activities	**6,658,820**	**2,322,503**	**(11,263,940)**
Cash flows from investing activities:			
Proceeds from sale of hotel properties	52,403,981	—	—
Improvements and additions to hotel properties	(7,964,630)	(3,176,841)	(4,015,514)
Proceeds from involuntary conversion	2,180,489	588,586	179,856
Proceeds from sale of assets	35,327	200,500	56,677
Net cash provided by (used in) investing activities	**46,655,167**	**(2,387,755)**	**(3,778,981)**
Cash flows from financing activities:			
Proceeds from mortgage loans	7,777,475	—	—
Proceeds from secured notes	—	—	20,000,000
Proceeds from unsecured notes	—	—	10,719,100
Payments on mortgage loans	(38,507,799)	(6,528,078)	(2,609,861)
Payments on secured notes	(20,000,000)	—	—
Payments on unsecured notes	(461,181)	(3,109,166)	—
Payments of deferred financing costs	(359,389)	(19,513)	(1,560,680)
Dividends on common stock and distributions paid	—	—	(2,000,418)
Preferred dividends paid	—	—	(2,188,910)
Net cash (used in) provided by financing activities	**(51,550,894)**	**(9,656,757)**	**22,359,231**
Net increase/(decrease) in cash, cash equivalents and restricted cash	1,763,093	(9,722,009)	7,316,310
Cash, cash equivalents and restricted cash at the beginning of the period	25,578,537	35,300,546	27,984,236
Cash, cash equivalents and restricted cash at the end of the period	$ 27,341,630	$ 25,578,537	$ 35,300,546
Supplemental disclosures:			
Cash paid during the period for interest	$ 23,277,738	$ 19,897,847	$ 9,543,748
Cash paid (received) during the period for income taxes	$ 26,000	$ 20,200	$ (21,078)
Non-cash investing and financing activities:			
Change in amount of improvements to hotel property in accounts payable and accrued liabilities	$ 56,914	$ 353,028	$ 542,102

	2022	2021	2020
Cash and cash equivalents	$ 21,918,680	$ 13,166,883	$ 25,297,771
Restricted cash	5,422,950	12,411,654	10,002,775
Cash, cash equivalents and restricted cash at the end of the period	**$ 27,341,630**	**$ 25,578,537**	**$ 35,300,546**

The accompanying notes are an integral part of these financial statements.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of the General Partner of Sotherly Hotels LP

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Sotherly Hotels LP and subsidiaries (the "Partnership") as of December 31, 2022 and 2021, the related consolidated statements of operations, changes in partners' capital, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 2022 and 2021, and the results of its their operations and their cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's consolidated financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of investments in hotel properties for impairment
As of December 31, 2022, Investment in Hotel Properties was $365.1 Million. As discussed in Note 2 and 4 to the consolidated financial statements, the Company assesses the carrying values of its investments in hotel properties whenever events or changes in circumstances indicate that the carrying value of the hotel properties may not be recoverable. When such conditions exist, management performs an analysis to determine if the estimated undiscounted future cash flows from operations and the proceeds from the ultimate disposition of a hotel property exceeds its carrying value. If the estimated undiscounted future cash flows are found to be less than the carrying amount of the asset and the carrying amount exceeds its fair market value, an adjustment to reduce the carrying amount to the related hotel property's fair market value would be recorded and an impairment loss recognized.

We identified the Company's evaluation of hotel properties for impairment as a critical audit matter. The principal considerations for our determination included the significant auditor judgments required to evaluate certain key inputs and assumptions used by the Company in developing their impairment assessment, specifically, the judgments related to the Company's determination of growth rates, occupancy, room rates, economic trends, property-specific operating costs and an allowance for the replacement of furniture, fixtures and equipment used in projecting cash flows from operations and capitalization rates utilized in determining eventual disposition.

The primary procedures we performed to address this critical audit matter included:

- We obtained an understanding of and tested the design and effectiveness of internal controls over the Company's impairment analysis.

- We acquired an understanding of the Company's impairment methodology to assess the life of the cash flows and recoverability of the investments in hotel properties.

- We assessed the appropriateness of the significant assumptions and inputs, such as growth rates, occupancy, room rates, economic trends, property-specific operating costs and an allowance for the replacement of furniture, fixtures and equipment based on Company-specific data and published industry data.

- We tested the mathematical accuracy of management's impairment analysis.

- We performed a sensitivity analysis over the estimated capitalization rates obtained from published industry reports.

- We reviewed the methodologies and assumptions utilized by the Company's third-party specialist for reasonableness.

/s/ FORVIS, LLP

(Formerly, Dixon Hughes Goodman LLP)

We have served as the Partnership's auditor since 2016.

Richmond, Virginia
March 21, 2023

SOTHERLY HOTELS LP

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2022 AND 2021

		December 31, 2022		December 31, 2021
ASSETS				
Investment in hotel properties, net	$	365,070,725	$	375,885,224
Investment in hotel properties held for sale, net		—		22,870,487
Cash and cash equivalents		21,918,680		13,166,883
Restricted cash		5,422,950		12,411,654
Accounts receivable, net		5,844,904		4,822,187
Loan receivable - affiliate		2,650,526		3,157,172
Prepaid expenses, inventory and other assets		8,311,862		6,894,228
TOTAL ASSETS	**$**	**409,219,647**	**$**	**439,207,835**
LIABILITIES				
Mortgage loans, net	$	320,482,103	$	351,170,883
Secured loan, net		—		19,128,330
Unsecured notes, net		2,545,975		7,609,934
Accounts payable and other accrued liabilities		25,704,835		35,960,293
Advance deposits		2,233,013		1,552,942
Dividends and distributions payable		4,082,472		4,125,351
TOTAL LIABILITIES	**$**	**355,048,398**	**$**	**419,547,733**
Commitments and contingencies (see Note 6)		—		—
PARTNERS' CAPITAL				
Preferred units, 11,000,000 units authorized;				
8.0% Series B cumulative redeemable perpetual preferred unit; 1,464,100 and 1,510,000 units issued and outstanding; aggregate liquidation preference $44,655,050 and $43,035,000, at December 31, 2022 and 2021, respectively.	$	34,344,086	$	35,420,784
7.875% Series C cumulative redeemable perpetual preferred units, 1,346,110 and 1,384,610 units issued and outstanding; aggregate liquidation preference $40,940,681 and $39,385,669, each at December 31, 2022 and 2021, respectively.		31,571,778		32,474,760
8.25% Series D cumulative redeemable perpetual preferred units, 1,163,100 and 1,165,000 units issued and outstanding; aggregate liquidation preference $35,674,458 and $33,329,922, each at December 31, 2022 and 2021, respectively.		27,504,901		27,549,832
General Partner: 197,767 units and 185,748 units issued and outstanding as of December 31, 2022 and 2021, respectively.		(106,022)		(469,805)
Limited Partners: 19,578,946 units and 18,389,030 units issued and outstanding as of December 31, 2022 and 2021, respectively.		(39,143,494)		(75,315,469)
TOTAL PARTNERS' CAPITAL		**54,171,249**		**19,660,102**
TOTAL LIABILITIES AND PARTNERS' CAPITAL	**$**	**409,219,647**	**$**	**439,207,835**

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

		2022		2021		2020
REVENUE						
Rooms department	$	109,553,906	$	88,625,659	$	49,192,589
Food and beverage department		29,556,213		15,829,487		10,676,646
Other operating departments		26,967,185		23,132,778		11,633,341
Total revenue		**166,077,304**		**127,587,924**		**71,502,576**
EXPENSES						
Hotel operating expenses						
Rooms department		25,782,888		22,688,063		15,565,313
Food and beverage department		19,724,225		10,297,461		8,531,411
Other operating departments		9,296,056		8,607,594		5,142,853
Indirect		64,811,567		55,100,245		45,487,308
Total hotel operating expenses		**119,614,736**		**96,693,363**		**74,726,885**
Depreciation and amortization		18,650,336		19,909,226		19,896,772
Impairment of investment in hotel properties, net		—		12,201,461		—
Loss (gain) on disposal of assets		636,198		(158,286)		136,063
Corporate general and administrative		6,621,221		6,997,166		6,492,526
Total operating expenses		**145,522,491**		**135,642,930**		**101,252,246**
NET OPERATING INCOME (LOSS)		**20,554,813**		**(8,055,006)**		**(29,749,670)**
Other income (expense)						
Interest expense		(19,772,802)		(22,686,694)		(18,056,874)
Interest income		189,291		147,025		210,426
Loss on early extinguishment of debt		(5,944,881)		—		—
Unrealized gain (loss) on hedging activities		2,918,207		1,493,841		(986,200)
PPP loan forgiveness		4,720,278		—		—
Gain on sale of hotel properties		30,053,977		—		—
Gain on involuntary conversion of assets		1,763,320		588,586		179,856
Net income (loss) before income taxes		**34,482,203**		**(28,512,248)**		**(48,402,462)**
Income tax provision		(522,355)		(27,392)		(5,280,443)
Net income (loss)		**33,959,848**		**(28,539,640)**		**(53,682,905)**
Undeclared distributions to preferred unit holders		(7,634,219)		(7,541,891)		(8,755,642)
Gain on extinguishment of preferred units		64,518		361,476		—
Net income (loss) attributable to general and limited partnership unit holders	$	**26,390,147**	$	**(35,720,055)**	$	**(62,438,547)**
Net income (loss) attributable per general and limited partner unit:						
Basic	$	1.36	$	(2.08)	$	(3.89)
Diluted	$	1.36	$	(2.08)	$	(3.89)
Weighted average number of general and limited partner units outstanding						
Basic		19,266,320		17,186,789		16,065,499
Diluted		19,266,320		17,186,789		16,065,499

The accompanying notes are an integral part of these financial statements.

SOTHERLY HOTELS LP

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

| | Preferred Units | | | | General Partner | | Limited Partner | | |
	Units	Series B Amounts	Series C Amounts	Series D Amounts	Units	Amounts	Units	Amounts	Total
Balances at December 31, 2019	**4,364,610**	**$ 37,766,531**	**$ 36,461,955**	**$ 28,377,509**	**160,006**	**$ 315,959**	**15,840,512**	**$ 2,636,363**	**$ 105,558,317**
Issuance of partnership units	—	—	—	—	1,898	4,761	187,935	471,352	476,113
Amortization of restricted units award	—	—	—	—	—	728	—	72,052	72,780
Unit based compensation	—	—	—	—	—	(1,997)	—	(197,678)	(199,675)
Preferred units distributions declared	—	(805,000)	(765,160)	(618,750)	—	—	—	—	(2,188,910)
Partnership units distributions declared	—	—	—	—	—	(19,271)	—	(2,068,890)	(2,088,161)
Net loss	—	805,000	765,160	618,750	—	(558,718)	—	(55,313,097)	(53,682,905)
Balances at December 31, 2020	**4,364,610**	**$ 37,766,531**	**$ 36,461,955**	**$ 28,377,509**	**161,904**	**$ (258,538)**	**16,028,447**	**$ (54,399,898)**	**$ 47,947,559**
Issuance of partnership units	—	—	—	—	1,513	4,448	149,768	440,318	444,766
Amortization of restricted units award	—	—	—	—	—	728	—	72,052	72,780
Unit based compensation	—	—	—	—	—	(4,171)	—	(412,911)	(417,082)
Extinguishment of preferred units	(305,000)	(2,345,747)	(3,987,195)	(827,677)	22,331	73,124	2,210,815	7,239,214	151,719
Net loss	—	—	—	—	—	(285,396)	—	(28,254,244)	(28,539,640)
Balances at December 31, 2021	**4,059,610**	**$ 35,420,784**	**$ 32,474,760**	**$ 27,549,832**	**185,748**	**$ (469,805)**	**18,389,030**	**$ (75,315,469)**	**$ 19,660,102**
Issuance of partnership units	—	—	—	—	3,951	7,987	391,135	790,699	798,686
Amortization of restricted units award	—	—	—	—	—	728	—	72,052	72,780
Unit based compensation	—	—	—	—	—	(5,025)	—	(374,663)	(379,688)
Extinguishment of preferred units	(86,300)	(1,076,698)	(902,982)	(44,931)	8,068	20,495	798,781	2,063,637	59,521
Net income	—	—	—	—	—	339,598	—	33,620,250	33,959,848
Balances at December 31, 2022	**3,973,310**	**$ 34,344,086**	**$ 31,571,778**	**$ 27,504,901**	**197,767**	**$ (106,022)**	**19,578,946**	**$ (39,143,494)**	**$ 54,171,249**

The accompanying notes are an integral part of these financial statements.

SOTHERLY HOTELS LP
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

	2022	2021	2020
Cash flows from operating activities:			
Net income (loss)	$ 33,959,848	$ (28,539,640)	$ (53,682,905)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	18,650,336	19,909,226	19,896,772
Impairment of investment in hotel properties, net		12,201,461	-
Amortization of deferred financing costs	1,293,092	1,029,306	572,696
Amortization of mortgage premium	(24,681)	(24,681)	(24,681)
Gain on involuntary conversion of assets	(1,763,320)	(588,586)	(179,856)
Unrealized (gain) loss on hedging activities	(2,918,207)	(1,493,841)	986,200
Loss on early extinguishment of debt	5,944,881	—	—
PPP loan forgiveness	(4,720,278)	—	—
Gain on sale of assets	(30,053,977)	—	—
Loss (gain) on disposal of assets	633,803	(158,286)	136,063
ESOP and unit - based compensation	491,778	100,465	349,217
Changes in assets and liabilities:			
Accounts receivable	(1,439,886)	(2,640,487)	3,032,703
Prepaid expenses, inventory and other assets	(1,597,055)	719,031	(2,197,874)
Deferred income taxes	—	—	5,412,084
Accounts payable and other accrued liabilities	(12,984,231)	1,630,584	15,152,165
Advance deposits	680,071	(411,131)	(821,265)
Accounts receivable - affiliate	—	—	(300,153)
Net cash provided by (used in) operating activities	**6,152,174**	**1,733,421**	**(11,668,834)**
Cash flows from investing activities:			
Proceeds from sale of hotel properties	52,403,981	—	—
Improvements and additions to hotel properties	(7,964,630)	(3,176,841)	(4,015,514)
ESOP loan payments received	506,646	589,082	463,376
Proceeds from involuntary conversion	2,180,489	588,586	179,856
Proceeds from sale of assets	35,327	200,500	56,677
Net cash provided by (used in) investing activities	**47,161,813**	**(1,798,673)**	**(3,315,605)**
Cash flows from financing activities:			
Proceeds from mortgage loans	7,777,475	—	—
Proceeds from secured notes	—	—	20,000,000
Proceeds from unsecured notes	—	—	10,719,100
Payments on mortgage loans	(38,507,799)	(6,528,078)	(2,609,861)
Payments on secured notes	(20,000,000)	—	—
Payments on unsecured notes	(461,181)	(3,109,166)	—
Payments of deferred financing costs	(359,389)	(19,513)	(1,560,680)
Dividends on common stock and distributions paid	—	—	(2,058,900)
Preferred dividends paid	—	—	(2,188,910)
Net cash (used in) provided by financing activities	**(51,550,894)**	**(9,656,757)**	**22,300,749**
Net increase/(decrease) in cash, cash equivalents and restricted cash	1,763,093	(9,722,009)	7,316,310
Cash, cash equivalents and restricted cash at the beginning of the period	25,578,537	35,300,546	27,984,236
Cash, cash equivalents and restricted cash at the end of the period	$ 27,341,630	$ 25,578,537	$ 35,300,546
Supplemental disclosures:			
Cash paid during the period for interest	$ 23,157,605	$ 19,630,506	$ 9,541,533
Cash paid (received) during the period for income taxes	$ 26,000	$ 20,200	$ (21,078)
Non-cash investing and financing activities:			
Change in amount of improvements to hotel property in accounts payable and accrued liabilities	$ 56,914	$ 353,028	$ 542,102

	2022		2021		2020
Cash and cash equivalents	$ 21,918,680	$	13,166,883	$	25,297,771
Restricted cash	5,422,950		12,411,654		10,002,775
Cash, cash equivalents and restricted cash at the end of the period	**$ 27,341,630**	**$**	**25,578,537**	**$**	**35,300,546**

The accompanying notes are an integral part of these financial statements.

SOTHERLY HOTELS INC.
SOTHERLY HOTELS LP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Description of Business

Sotherly Hotels Inc. (the "Company") is a self-managed and self-administered lodging real estate investment trust ("REIT") that was incorporated in Maryland on August 20, 2004. The Company historically has focused on the acquisition, renovation, upbranding and repositioning of upscale to upper-upscale full-service hotels in the southern United States. The Company's portfolio, as of December 31, 2022, consisted of investments in ten hotel properties, comprising 2,786 rooms and two hotel commercial condominium units and their associated rental programs. Seven of our hotels operated under the Hilton, DoubleTree and Hyatt brands, and three are independent hotels.

The Company commenced operations on December 21, 2004 when it completed its initial public offering ("IPO") and thereafter consummated the acquisition of six hotel properties. Substantially all of the Company's assets are held by, and all of its operations are conducted through, Sotherly Hotels LP, (the "Operating Partnership").

Pursuant to the terms of the Amended and Restated Agreement of Limited Partnership (the "Partnership Agreement"), the Company, as general partner, is not entitled to compensation for its services to the Operating Partnership. The Company, as general partner, conducts substantially all of its operations through the Operating Partnership and the Company's administrative expenses are the obligations of the Operating Partnership. Additionally, the Company is entitled to reimbursement for any expenditure incurred by it on the Operating Partnership's behalf.

For the Company to qualify as a REIT, it cannot operate hotels. Therefore, the Operating Partnership, which, at December 31, 2022, was approximately 95.8% owned by the Company, and its subsidiaries, lease its hotels to direct and indirect subsidiaries of MHI Hospitality TRS Holding, Inc., MHI Hospitality TRS, LLC and certain of its subsidiaries, (collectively, "MHI TRS Entities"), each of which is a wholly-owned subsidiary of the Operating Partnership. For the years ended December 31, 2022, 2021, and 2020, the MHI TRS Entities engaged eligible independent hotel management companies, MHI Hotels Services, LLC, which did business as Chesapeake Hospitality ("Chesapeake Hospitality"); Highgate Hotels, L.P.; and Our Town Hospitality, LLC ("Our Town") to operate the hotels under management contracts. MHI Hospitality TRS Holding, Inc. is treated as a taxable REIT subsidiary ("TRS") for federal income tax purposes. As of December 31, 2022, Our Town was the manager of each of our ten wholly-owned hotels and our two condominium hotel rental programs.

All references in these "Notes to Consolidated Financial Statements" to "we," "us" and "our" refer to the Company, its Operating Partnership and its subsidiaries and predecessors, collectively, unless the context otherwise requires or where otherwise indicated.

Significant Transactions

Significant transactions occurring during the current and two prior fiscal years include the following:

Between April 16 and May 6, 2020, the Company received proceeds of three separate PPP Loans administered by the U.S. Small Business Administration pursuant to the CARES Act totaling approximately $10.7 million. Each PPP Loan had an initial term of two years with the ability to extend the loan to five years, if not completely forgiven and carries an interest rate of 1.00%. Equal payments of principal and interest were to begin no later than 10 months following origination of the loan and are amortized over the remaining term of the loan. Pursuant to the terms of the CARES Act, the proceeds of each PPP Loan may be used for payroll costs, mortgage interest, rent or utility costs. The promissory note for each PPP Loan contains customary events of default relating to, among other things, payment defaults and breach of representations and warranties or of provisions of the relevant promissory note. On December 9, 2022, the Company was notified it had received forgiveness for one of its PPP Loans in the principal amount of approximately $4.6 million. On February 3, 2023, the Company was notified it has received forgiveness for another PPP Loan in the principal amount of approximately $0.3 million.

On December 31, 2020, we entered into the following agreements with KWHP SOHO, LLC ("KW") and MIG SOHO, LLC (together, the "Investors"): (i) a Note Purchase Agreement with the Investors; (ii) the Secured Notes; (iii) a Pledge and Security Agreement with KW; (iv) a Board Observer Agreement with KW; and (v) other ancillary agreements. These agreements constituted a transaction whereby the Investors purchased $20.0 million in Secured Notes (the "Secured Notes") from the Operating Partnership. On June 29, 2022, the Company satisfied and paid in full the Secured Notes.

On November 30, 2021, Raleigh Hotel Associates, LLC, a Delaware limited liability company and an affiliate of the Company, entered into a real estate sale agreement to sell the DoubleTree by Hilton Raleigh-Brownstone University hotel located in Raleigh, North Carolina to CS Acquisition Vehicle, LLC, a Delaware limited liability company, for a purchase price of $42.0 million.

On December 13, 2021, Louisville Hotel Associates, LLC, a Delaware limited liability company and an affiliate of the Company, entered into a purchase and sale agreement to sell the Sheraton Louisville Riverside hotel located in Jeffersonville, Indiana to Riverside Hotel, LLC, an Indiana limited liability company, for a purchase price of $11.5 million, including the assumption by the buyer of the mortgage loan on the hotel. On February 10, 2022, the Company closed the sale of the Sheraton Louisville Riverside hotel. There were no net proceeds from the sale.

On June 10, 2022, we closed the sale of the DoubleTree by Hilton Raleigh-Brownstone University hotel. The Company used approximately $18.6 million of the net cash proceeds from the sale of the hotel to repay the existing mortgage on the property and approximately $19.8 million of the net cash proceeds to repay a portion of the Secured Notes with the Investors as required by the terms of the Secured Notes. The Company used the remaining net cash proceeds general corporate purposes. The Investors received approximately $19.8 million of the proceeds from the sale of the hotel, of which approximately $13.3 million was applied toward principal, approximately $6.3 million was applied toward the exit fee owed under the Secured Notes, and approximately $0.2 million was applied toward accrued interest. Additionally, the terms of the Secured Notes allowed for the release of a portion of the interest reserves in the amount of approximately $1.6 million, of which approximately $1.1 million was applied toward principal and approximately $0.5 million was applied toward the exit fee.

On June 28, 2022, affiliates of the Company entered into amended loan documents to modify the existing mortgage loan on the Hotel Alba Tampa with the existing lender, Fifth Third Bank. Pursuant to the amended loan documents, the amended mortgage loan: (i) has an increased principal balance of $25.0 million; (ii) includes an extended maturity date of June 30, 2025, which may be further extended for two additional periods of one year each, subject to certain conditions; (iii) bears a floating interest rate of SOFR plus 2.75%, subject to a floor rate of 2.75%; (iv) amortizes on a 25-year schedule and requires payments of monthly interest plus $40,600 monthly amortization payments; and (v) is guaranteed by the Operating Partnership up to $12.5 million, with the guaranty reducing to $6.25 million upon the successful achievement of certain performance milestones.

On June 29, 2022, the Company used the proceeds from the refinance of the Hotel Alba Tampa, along with approximately $0.2 million of cash on hand as well as the balance of the interest reserve under the Secured Notes of approximately $0.5 million, to satisfy and pay in full the Secured Notes. The Investors received approximately $8.3 million in satisfaction of the Secured Notes, of which approximately $5.6 million was applied toward principal, approximately $2.6 million was applied toward the exit fee owed under the Secured Notes, and approximately $0.02 million was applied toward accrued interest. Concurrent with the cancellation of the Secured Notes, the following agreements were also terminated in accordance with their terms: (i) Note Purchase Agreement; (ii) Pledge and Security Agreement; (iii) Board Observer Agreement; and (iv) other related ancillary agreements.

From June 21, 2021 through August 24, 2022, the Company entered into various privately-negotiated share exchange agreements with holders of its Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock, in reliance on Section 3(a)(9) of the Securities Act. Pursuant to those share exchange agreements, the Company has exchanged an aggregate of 3,0393,995 shares of its common stock for 145,900 shares of the Series B Preferred Stock, 208,500 shares of the Series C Preferred Stock, and 36,900 shares of the Series D Preferred Stock, together with all of the holder's rights to receive accrued and unpaid dividends on those shares of Series B Preferred Stock, Series C Preferred Stock, and Series D Preferred Stock. The common stock was issued in reliance on the exemption from registration set forth in Section 3(a)(9) of the Securities Act, as amended, for securities exchanged by an issuer with an existing security holder in a transaction where no commission or other remuneration was be paid or given directly or indirectly for soliciting such an exchange.

2. Summary of Significant Accounting Policies

Basis of Presentation – The consolidated financial statements of the Company presented herein include all the accounts of Sotherly Hotels Inc., the Operating Partnership and the MHI TRS Entities. All significant inter-company balances and transactions have been eliminated. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

The consolidated financial statements of the Operating Partnership presented herein include all the accounts of Sotherly Hotels LP and the MHI TRS Entities. All significant inter-company balances and transactions have been eliminated. Additionally, all administrative expenses of the Company and those expenditures made by the Company on behalf of the Operating Partnership are reflected as the administrative expenses, expenditures and obligations thereto of the Operating Partnership, pursuant to the terms of the Partnership Agreement.

Variable Interest Entities – The Operating Partnership is a variable interest entity. The Company's only significant asset is its investment in the Operating Partnership, and consequently, substantially all of the Company's assets and liabilities represent those assets and liabilities of the Operating Partnership and its subsidiaries. All of the Company's debt is an obligation of the Operating Partnership and its subsidiaries.

Investment in Hotel Properties – Investments in hotel properties include investments in operating properties which are recorded at fair value on the acquisition date and allocated to land, property and equipment and identifiable intangible assets. Replacements and improvements are capitalized, while repairs and maintenance are expensed as incurred. Upon the sale or retirement of a fixed asset, the cost and related accumulated depreciation are removed from our accounts and any resulting gain or loss is included in the statements of operations. Expenditures under a renovation project, which constitute additions or improvements that extend the life of the property, are capitalized.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally 7 to 39 years for buildings and building improvements and 3 to 10 years for furniture, fixtures and equipment. Leasehold improvements are amortized over the shorter of the lease term or the useful lives of the related assets.

The Company assesses the carrying values of its investments in hotel properties whenever events or changes in circumstances indicate that the carrying value of the hotel properties may not be recoverable. Events or circumstances that may cause a review include, but are not limited to, adverse permanent changes in the demand for lodging at the properties due to declining national or local economic conditions and/or new hotel construction in markets where the hotels are located. When such conditions exist, management performs an analysis to determine if the estimated undiscounted future cash flows from operations and the proceeds from the ultimate disposition of a hotel property exceeds its carrying value. If the estimated undiscounted future cash flows are found to be less than the carrying amount of the asset, an adjustment to reduce the carrying amount to the related hotel property's estimated fair market value would be recorded and an impairment loss recognized.

The COVID-19 pandemic has had, an adverse impact on the lodging and hospitality industries, which the Company considered to be a triggering event for each of its hotels during its impairment testing for the year ended December 31, 2021. The Company assessed the recoverability of each of its hotel properties which included a projection of future operating cash flows based upon significant assumptions regarding its ability to maintain ownership of the property, growth rates, occupancy, room rates, economic trends, property-specific operating costs, an allowance for the replacement of furniture, fixtures and equipment and projected cash flows from the eventual disposition of the hotel. The Company also projected cash flows assuming an eventual disposition of the hotel based upon property-specific capitalization rates. As of December 31, 2021, the Company determined the Sheraton Louisville Riverside, to be impaired based on the proceeds received in a subsequent sale, as well as The Whitehall in Houston, Texas due to the lack of certainty regarding our ability to extend or refinance the mortgage which was set to mature in early 2023. The Company recognized an impairment loss of approximately $12.2 million during the period ended December 31, 2021. The impairment loss was determined using level 2 inputs under authoritative guidance for fair value measurements. No impairment loss was recognized for the year ended December 31, 2022.

Assets Held for Sale – The Company records assets as held for sale when management has committed to a plan to sell the assets, actively seeks a buyer for the assets, and the consummation of the sale is considered probable and is expected within one year. When the carrying value of the asset is greater than the fair value, the Company reduces the carrying value to fair value less selling costs and recognizes an impairment loss.

Cash and Cash Equivalents – The Company consider all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Concentration of Credit Risk – The Company holds cash accounts at several institutions in excess of the Federal Deposit Insurance Corporation (the "FDIC") protection limits of $250,000. Our exposure to credit loss in the event of the failure of these institutions is represented by the difference between the FDIC protection limit and the total amounts on deposit. Management monitors, on a regular basis, the financial condition of the financial institutions along with the balances there on deposit to minimize our potential risk.

Restricted Cash – Restricted cash includes real estate tax escrows, insurance escrows and reserves for replacements of furniture, fixtures and equipment pursuant to certain requirements in our various mortgage agreements.

Accounts Receivable – Accounts receivable consists primarily of hotel guest, banqueting and credit card receivables. Ongoing evaluations of collectability are performed and an allowance for potential credit losses is provided against the portion of accounts receivable that is estimated to be uncollectible.

Inventories – Inventories, consisting primarily of food and beverages, are stated at the lower of cost or net realizable value, with cost determined on a method that approximates first-in, first-out basis.

Franchise License Fees – Fees expended to obtain or renew a franchise license are amortized over the life of the license or renewal. The unamortized franchise fees as of December 31, 2022 and 2021 were approximately $241,038 and $294,390, respectively. Amortization expense for the years ended December 31, 2022, 2021, and 2020 was $48,852, $59,482 and $59,482, respectively.

Deferred Financing Costs – Deferred financing costs are recorded at cost and consist of loan fees and other costs incurred in issuing debt and are reflected in mortgage loans, net and unsecured notes, net on the consolidated balance sheets. Deferred offering costs are recorded at cost and consist of offering fees and other costs incurred in advance of issuing equity and are reflected in prepaid expenses, inventory and other assets on the consolidated balance sheets. Amortization of deferred financing costs is computed using a method that approximates the effective interest method over the term of the related debt and is included in interest expense in the consolidated statements of operations.

Derivative Instruments – Our derivative instruments are reflected as assets or liabilities on the consolidated balance sheet and measured at fair value. Derivative instruments used to hedge the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as an interest rate risk, are considered fair value hedges. Derivative instruments used to hedge exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. For a derivative instrument designated as a cash flow hedge, the change in fair value each period is reported in accumulated other comprehensive income in stockholders' equity and partners' capital to the extent the hedge is effective. For a derivative instrument designated as a fair value hedge, the change in fair value each period is reported in earnings along with the change in fair value of the hedged item attributable to the risk being hedged. For a derivative instrument that does not qualify for hedge accounting or is not designated as a hedge, the change in fair value each period is reported in earnings.

We use derivative instruments to add stability to interest expense and to manage our exposure to interest-rate movements. To accomplish this objective, we currently use interest rate caps and an interest rate swap which act as cash flow hedges and are not designated as hedges. We value our interest-rate caps and interest rate swap at fair value, which we define as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). We do not enter into contracts to purchase or sell derivative instruments for speculative trading purposes.

Fair Value Measurements –

We classify the inputs used to measure fair value into the following hierarchy:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Unadjusted quoted prices in active markets for similar assets or liabilities, or unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability.

Level 3 Unobservable inputs for the asset or liability.

We endeavor to utilize the best available information in measuring fair value. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table represents our assets and liabilities measured at fair value and the basis for that measurement (our interest rate caps and interest rate swap are the only assets or liabilities measured at fair value on a recurring basis, there were two non-recurring or infrequent asset valuations and no non-recurring liabilities for fair value measurements as of December 31, 2022 and 2021, respectively):

	Level 1	Level 2	Level 3
December 31, 2021			
Interest rate cap [(1)]	$ —	$ 47	$ —
Interest rate swap [(2)]	$ —	$ (1,537,319)	$ —
Mortgage loans [(3)]	$ —	$ (355,496,444)	$ —
Investment in hotel properties, net[(4)]	$ —	$ 23,000,000	$ —
Investment in hotel properties held for sale, net[(5)]	$ —	$ 11,063,952	$ —
December 31, 2022			
Interest rate swaps [(2)]	$ —	$ 1,308,503	$ —
Mortgage loans [(3)]	$ —	$ (306,300,855)	$ —

---

(1)   Interest rate cap, which caps the 1-month LIBOR rate at 3.25%.

(2) Interest rate swaps, one of which swaps the Loan Rate for a fixed interest rate of 5.237% for the DoubleTree by Hilton Philadelphia Airport mortgage and is valued at December 31, 2022 and December 31, 2021, and the other which swaps the Loan Rate for a fixed rate of 5.576% for the Hotel Alba Tampa mortgage and is valued only at December 31, 2022. Notional amounts of the swaps approximate the declining balance of the loan.

(3) Mortgage loans had a carrying value on our Consolidated Balance Sheets of $320,482,103 and $351,170,883, as of December 31, 2022 and December 31, 2021, respectively.

(4) Investment in hotel properties, net, a non-recurring asset, is reflected at appraised value as of December 31, 2021.

(5) Investment in hotel properties held for sale, net, a non-recurring asset, is reflected at net realizable value as of December 31, 2021.

Noncontrolling Interest in Operating Partnership – Certain hotel properties have been acquired, in part, by the Operating Partnership through the issuance of limited partnership units of the Operating Partnership. The noncontrolling interest in the Operating Partnership is: (i) increased or decreased by the limited partners' pro-rata share of the Operating Partnership's net income or net loss, respectively; (ii) decreased by distributions; (iii) decreased by redemption of partnership units for the Company's common stock; and (iv) adjusted to equal the net equity of the Operating Partnership multiplied by the limited partners' ownership percentage immediately after each issuance of units of the Operating Partnership and/or the Company's common stock through an adjustment to additional paid-in capital. Net income or net loss is allocated to the noncontrolling interest in the Operating Partnership based on the weighted average percentage ownership throughout the period.

Revenue Recognition – Revenue consists of amounts derived from hotel operations, including the sales of rooms, food and beverage, and other ancillary services. Room revenue is recognized over a customer's hotel stay. Revenue from food and beverage and other ancillary services is generated when a customer chooses to purchase goods or services separately from a hotel room and revenue is recognized on these distinct goods and services at the point in time or over the time period that goods or services are provided to the customer. Some contracts for rooms or food and beverage services require an upfront deposit which is recorded as advanced deposits (or contract liabilities) shown on our consolidated balance sheets and recognized once the performance obligations are satisfied.

Certain ancillary services are provided by third parties and the Company assessed whether it is the principal or agent in these arrangements. If the Company is the agent, revenue is recognized based upon the gross commission earned from the third party. If the Company is the principal, the Company recognizes based upon the gross sales price. With respect to the hotel condominium rental programs the Company operates at the Hyde Resort & Residences and the Hyde Beach House Resort & Residences, the Company has determined that it is an agent and recognizes revenue based on its share of revenue earned under the rental agency agreement.

Certain of the Company's hotels have retail spaces, restaurants or other spaces which the Company leases to third parties. Lease revenue is recognized on a straight-line basis over the life of the lease and included in other operating revenues in the Company's consolidated statements of operations.

The Company collects revenue, sales taxes, use taxes, occupancy taxes and similar taxes at its hotels which are reflected in revenue on a net basis on the consolidated statements of operations.

Lease Revenue – Several of our properties generate revenue from leasing commercial space adjacent to the hotel, the restaurant space within the hotel, portions of our parking facilities, apartment units and space on the roofs of our hotels for antennas and satellite dishes. We account for the lease income as revenue from other operating departments within the consolidated statement of operations pursuant to the terms of each lease. Lease revenue was approximately $1.3 million, $1.7 million and $1.4 million, for the years ended December 31, 2022, 2021, and 2020, respectively.

A schedule of minimum future lease payments receivable for the following twelve-month periods is as follows:

December 31, 2023	1,370,292
December 31, 2024	1,367,550
December 31, 2025	1,339,747
December 31, 2026	1,330,479
December 31, 2027	1,327,226
December 31, 2028 and thereafter	19,575,361
Total	**26,310,655**

Lessee Accounting – The Company's operating lease agreements primarily include the ground lease on the Hyatt Centric Arlington, the parking garage lease in Hollywood, Florida at the Hyde Beach House Resort & Residences, and the corporate office lease. The assets are classified as "right of use assets", which represent our right to use an underlying asset and the operating lease liability, which represent our obligation to make lease payments arising from the lease, is classified within "accounts payable and other accrued liabilities". Right of use assets and operating lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Variable lease payments are excluded from the right of use assets and operating lease liabilities are recognized in the period in which the obligation for those payments is incurred. As our leases do not provide an implicit financing rate, we use our incremental borrowing cost based on information available at the commencement date using our actual borrowing rates commensurate with the lease terms and fully levered borrowing to determine present value. Extension options on our leases are included in our minimum lease terms when they are reasonably certain to be exercised.

Income Taxes – The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended. As a REIT, the Company generally will not be subject to federal income tax. The MHI TRS Entities which leases our hotels from subsidiaries of the Operating Partnership, are subject to federal and state income taxes.

We account for income taxes using the asset and liability method under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is required for deferred tax assets if, based on all available evidence, it is "more-likely-than-not" that all or a portion of the deferred tax asset will or will not be realized due to the inability to generate sufficient taxable income in certain financial statement periods. The "more-likely-than-not" analysis means the likelihood of realization is greater than 50%, that we either will or will not be able to fully utilize the deferred tax assets against future taxable income. The net amount of deferred tax assets that are recorded on the financial statements must reflect the tax benefits that are expected to be realized using these criteria. As of December 31, 2022, we determined that it is more-likely-than-not that we will not be able to fully utilize our deferred tax assets for future tax consequences; therefore, a 100% valuation allowance is required.

 As of December 31, 2022, we had no uncertain tax positions. Our policy is to recognize interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2022, the tax years that remain subject to examination by the major tax jurisdictions to which the Company is subject generally include 2011 through 2021. In addition, as of December 31, 2022, the tax years that remain subject to examination by the major tax jurisdictions to which the MHI TRS Entities are subject, because of open NOL carryforwards, generally include 2014 through 2021.

The Operating Partnership is generally not subject to federal and state income taxes as the unit holders of the Partnership are subject to tax on their respective shares of the Partnership's taxable income.

Stock-based Compensation – The Company's 2013 Long-Term Incentive Plan (the "2013 Plan"), which the Company's stockholders approved in April 2013, permitted the grant of stock options, restricted stock and performance share compensation awards to its employees and directors for up to 750,000 shares of common stock. The Company believes that stock awards align the interests of its employees with those of its stockholders.

 Under the 2013 Plan, the Company made cumulative stock awards totaling 745,160 shares, of which 316,333 were originally restricted. As of December 31, 2022, there were 45,000 restricted shares to certain executives, directors, and employees, and 700,160 non-restricted shares issued to certain executives, directors and employees. All awards have vested except for 45,000 shares issued to certain executives, which will vest over the next 7 years. The remaining 4,840 shares have been deregistered.

Under the 2013 Plan, the Company was authorized to issue a variety of performance-based stock awards, including nonqualified stock options. The value of the awards is charged to compensation expense on a straight-line basis over the vesting or service period based on the value of the award as determined by the Company's stock price on the date of grant or issuance. As of December 31, 2022, no performance-based stock awards have been granted. Consequently, stock-based compensation as determined under the fair-value method would be the same under the intrinsic-value method.

The Company's 2022 Long-Term Incentive Plan (the "2022 Plan"), which the Company's stockholders approved in April 2022, permits the grant of stock options, restricted stock, unrestricted stock and performance share compensation awards to its employees and directors for up to 2,000,000 shares of common stock.

Under the 2022 Plan, the Company may issue a variety of performance-based stock awards, including nonqualified stock options. The value of the awards is charged to compensation expense on a straight-line basis over the vesting or service period based on the value of the award as determined by the Company's stock price on the date of grant or issuance. As of December 31, 2022, 167,390 service-based stock awards have been granted.

Total stock-based compensation cost recognized under the 2013 Plan and 2022 Plan for the years ended December 31, 2022, 2021, and 2020 was $871,466, $517,546 and $548,894, respectively.

Additionally, the Company sponsors and maintains an Employee Stock Ownership Plan ("ESOP") and related trust for the benefit of its eligible employees. We reflect unearned ESOP shares as a reduction of stockholders' equity. Dividends on unearned

ESOP shares, when paid, are considered compensation expense. The Company recognizes compensation expense equal to the fair value of the Company's ESOP shares during the periods in which they are committed to be released. For the years ended December 31, 2022, 2021, and 2020 the ESOP compensation cost was $140,703, $172,000 and $175,367, respectively. To the extent that the fair value of the Company's ESOP shares differs from the cost of such shares, the differential is recognized as additional paid in capital. Because the ESOP is internally leveraged through a loan from the Company to the ESOP, the loan receivable by the Company from the ESOP is not reported as an asset nor is the debt of the ESOP shown as a liability in the Company's consolidated financial statements.

Advertising – Advertising costs, including digital advertising, were approximately $2.2 million, $2.0 million and $1.4 million, for the years ended December 31, 2022, 2021, and 2020, respectively and are expensed as incurred.

Business Interruption Proceeds – Insurance recoveries for business interruption were recognized during the years ended December 31, 2022, 2021, and 2020, for $62,010, $200,000, and $85,517, respectively. The insurance proceeds were reflected in the statement of operations in other operating departments revenues.

Involuntary Conversion of Assets – The Company record gains or losses on involuntary conversions of assets due to recovered insurance proceeds to the extent the undepreciated cost of a nonmonetary asset differs from the amount of monetary proceeds received. During the years ending December 31, 2022, 2021, and 2020, we recognized approximately $1.8 million, $0.6 million and $0.2 million, respectively, for gain on involuntary conversion of assets, which is reflected in the consolidated statements of operations.

Comprehensive Income (Loss) – Comprehensive income (loss), as defined, includes all changes in equity (net assets) during a period from non-owner sources. The Company does not have any items of comprehensive income (loss) other than net income (loss).

Segment Information – The Company has determined that our business is conducted in one reportable segment: hotel ownership.

Use of Estimates – The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements – In June 2016, the FASB issued ASU 2016-13, *Financial Instruments -Credit Losses(Topic 326)*, which replaced the existing "*incurred loss*" approach with an "*expected loss*" model for financial instruments measured at amortized cost. For trade and other receivables, the forward looking "expected loss" model will generally result in the earlier recognition of allowances for losses. In November 2018, the FASB issued ASU 2018-19, *Codification Improvements to Topic 326, Financial Instruments -Credit Losses,* which clarified that operating lease receivables accounted for under ASC 842 are not in the scope of ASU 2016-13. We do not expect adoption of this standard to have a material impact on the Company's consolidated financial statements.

In March 2020, the FASB issued ASU No. 2020-04, *Reference Rate Reform – Facilitation of the Effects of Reference Rate Reform on Financial Reporting*, which provides temporary optional expedients and exceptions to the existing guidance on contract modifications and hedge accounting to ease the financial reporting burdens of the expected market transition from the London Interbank Offered Rate ("LIBOR") and other interbank offered rates to alternative reference rates, such as the Secured Overnight Financing Rate ("SOFR"). The update provides guidance in accounting for changes in contracts, hedging relationships, and other transactions as a result of this reference rate reform. The option expedients and exceptions contained within this update, in general, only apply to contract amendments and modifications entered into prior to January 1, 2023. The provisions of this update will most likely affect our financial reporting process relating to modifications of contracts with lenders and the hedging contracts associated with each respective modified borrowing contract. In general, the provision of the update would benefit us by allowing modifications of debt contracts with lenders that fall under the guidance of ASC Topic 740 to be accounted for as a non-substantial modification and not be considered debt extinguishment. As of December 31, 2022, we have not entered into any contract modification as it directly relates to reference rate reform, with the exception of a modification to the mortgages on The Whitehall in Houston, Texas, which changed the reference rate from LIBOR to the New York Prime Rate, and on Hotel Alba Tampa, Tapestry Collection in Tampa, Florida, which changed the reference rate from LIBOR to SOFR. On March 14, 2023, the Company modified the floating-rate mortgage on the DoubleTree by Hilton Philadelphia Airport to change the reference rate from 1-month LIBOR to SOFR. The Company anticipates no additional loan modifications will be required.

3. Disposal of Assets

Sheraton Louisville Riverside and DoubleTree by Hilton Raleigh-Brownstone University. On February 10, 2022 and June 10, 2022, we closed on the sale of our hotel properties the Sheraton Louisville Riverside and the DoubleTree by Hilton Raleigh-Brownstone University, respectively. The results of operations for these two properties are included in our consolidated financial statements through the date of disposal. The following proforma financial information presents the results of operations of the Company and the Operating Partnership for the years ending December 31, 2022 and 2021, respectively, as if the disposition of properties, the Sheraton Louisville Riverside and the DoubleTree by Hilton Raleigh-Brownstone University, had taken place on January 1, 2021. The following proforma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations, had the transactions taken place on January 1, 2021:

	Twelve Months Ended December 31, 2022		Twelve Months Ended December 31, 2021	
	(unaudited)		(unaudited)	
Pro forma revenues	$	162,852,282	$	118,839,373
Pro forma operating expenses	$	143,126,315	$	121,773,659
Pro forma operating expense (income)	$	19,725,967	$	(2,934,286)
Pro forma net income (loss)	$	7,090,465	$	(21,984,647)
Pro forma income (loss) per basic share	$	0.40	$	(1.42)
Pro forma income (loss) per diluted share	$	0.40	$	(1.42)
Pro forma income (loss) per basic unit	$	0.37	$	(1.28)
Pro forma income (loss) per diluted unit	$	0.37	$	(1.28)
Basic common shares		17,802,772		15,531,684
Diluted common shares		17,802,772		15,531,684
Basic units		19,266,320		17,186,789
Diluted units		19,266,320		17,186,789

4. Investment in Hotel Properties, Net and Investment in Hotel Properties Held for Sale, Net

Investment in hotel properties, net as of December 31, 2022 and 2021 consisted of the following:

	December 31, 2022		December 31, 2021	
Land and land improvements	$	60,934,859	$	60,395,168
Buildings and improvements		412,717,919		407,310,530
Right of use assets		5,199,845		5,711,607
Furniture, fixtures and equipment		51,292,107		50,505,902
		530,144,730		523,923,207
Less: accumulated depreciation and impairment		(165,074,005)		(148,037,983)
Investment in Hotel Properties, Net	$	**365,070,725**	$	**375,885,224**

Our review of possible impairment during the years ended December 31, 2022 and 2021, resulted in an impairment charge of approximately $12.2 million, related to the Sheraton Louisville Riverside and The Whitehall in Houston, Texas during the year ended December 31, 2021.

Investment in hotel properties held for sale, net as of December 31, 2022 and 2021 consisted of the following:

	December 31, 2022		December 31, 2021	
Land and land improvements	$	—	$	5,799,197
Buildings and improvements		—		36,115,121
Furniture, fixtures and equipment		—		5,743,949
		—		47,658,267
Less: accumulated depreciation and impairment		—		(24,787,780)
Investment in Hotel Properties Held for Sale, Net	$	**—**	$	**22,870,487**

5. Debt

Mortgage Loans, Net. As of December 31, 2022 and 2021, the Company had approximately $320.5 million and approximately $351.2 million of outstanding mortgage debt, respectively. The following table sets forth our mortgage debt obligations on our hotels.

Property	Balance Outstanding as of December 31, 2022	Balance Outstanding as of December 31, 2021	Prepayment Penalties	Maturity Date	Amortization Provisions	Interest Rate
The DeSoto [1]	$ 31,219,022	$ 32,148,819	Yes	7/1/2026	25 years	4.25%
DoubleTree by Hilton Jacksonville Riverfront [2]	32,416,570	33,051,316	Yes	7/11/2024	30 years	4.88%
DoubleTree by Hilton Laurel [3]	7,412,107	8,175,215	None	5/5/2023	25 years	5.25%
DoubleTree by Hilton Philadelphia Airport [4]	39,413,672	40,734,077	None	10/31/2023	30 years	LIBOR plus 2.27%
DoubleTree by Hilton Raleigh-Brownstone University [5]	—	18,300,000	Yes	8/1/2022	[5]	LIBOR plus 4.00%
DoubleTree Resort by Hilton Hollywood Beach [6]	52,724,475	54,253,963	[6]	10/1/2025	30 years	4.913%
Georgian Terrace [7]	40,492,622	41,484,732	[7]	6/1/2025	30 years	4.42%
Hotel Alba Tampa, Tapestry Collection by Hilton [8]	24,756,400	17,383,397	None	6/30/2025	[8]	SOFR plus 2.75%
Hotel Ballast Wilmington, Tapestry Collection by Hilton [9]	31,699,775	32,604,948	Yes	1/1/2027	25 years	4.25%
Hyatt Centric Arlington [10]	47,534,606	48,990,136	Yes	10/1/2028	30 years	5.25%
Sheraton Louisville Riverside [11]	—	10,947,366	Yes	12/1/2026	25 years	4.27%
The Whitehall [12]	14,226,067	14,551,671	None	2/26/2028	25 years	PRIME plus 1.25%
Total Mortgage Principal Balance	**$ 321,895,316**	**$ 352,625,640**				
Deferred financing costs, net	(1,480,779)	(1,547,004)				
Unamortized premium on loan	67,566	92,247				
Total Mortgage Loans, Net	**$ 320,482,103**	**$ 351,170,883**				

(1) The note amortizes on a 25-year schedule after an initial interest-only period of one year and is subject to a pre-payment penalty except for any pre-payments made within 120 days of the maturity date.

(2) The note is subject to a pre-payment penalty until March 2024. Prepayment can be made without penalty thereafter.

(3) The note is subject to an exit fee of 0.75% if prepaid on or after February 5, 2023. On July 15, 2021, we entered into a note modification agreement whereby the maturity date was extended from August 5, 2021 to May 5, 2022. On April 28, 2022, we entered into an additional note modification agreement whereby the maturity date was extended from May 5, 2022 to May 5, 2023.

(4) The note bears a floating interest rate of 1-month LIBOR plus 2.27%, but we entered into a swap agreement to fix the rate at 5.237% through July 31, 2023. Under the swap agreement, notional amounts approximate the declining balance of the loan and we are responsible for any potential termination fees associated with early termination of the swap agreement.

(5) The DoubleTree by Hilton Raleigh-Brownstone University was sold on June 10, 2022.

(6) With limited exception, the note may not be prepaid prior to June 2025.

(7) With limited exception, the note may not be prepaid prior to February 2025.

(8) The note bears a floating interest rate of SOFR plus 2.75% subject to a floor rate of 2.75%; with monthly principal payments of $40,600; the note provides that the mortgage can be extended for two additional periods of one year each, subject to certain conditions. On July 11, 2022, we entered into a swap agreement to fix the rate at 5.576%. The swap agreement reflects notional amounts approximate to the declining balance of the loan and we are responsible for any potential termination fees associated with early termination of the swap agreement.

(9) The note amortizes on a 25-year schedule after an initial interest-only period of one year and is subject to a pre-payment penalty except for any pre-payments made within 120 days of the maturity date.

(10) Following a 5-year lockout, the note can be prepaid with penalty in years 6-10 and without penalty during the final 4 months of the term.

(11) The Sheraton Louisville Riverside was sold on February 10, 2022.

(12) The note bears a floating interest rate of New York Prime Rate plus 1.25%, with a floor of 7.50%.

As of December 31, 2022, the Company failed to meet certain financial covenants under the mortgages secured by The Whitehall and the DoubleTree by Hilton Philadelphia Airport. The Company has received waivers of the financial covenants from each lender, through December 31, 2022. In 2023, the mortgages on the Whitehall, the DoubleTree by Hilton Laurel, and the DoubleTree by Hilton Philadelphia Airport mature. We intend to either refinance the mortgages maturing in 2023 at the level of their existing indebtedness or request extensions at existing terms.

Total future mortgage debt maturities, including with respect to any extensions of loan maturity, as of December 31, 2022 were as follows:

December 31, 2023	53,555,486
December 31, 2024	38,069,572
December 31, 2025	116,084,892
December 31, 2026	58,588,970
December 31, 2027	1,757,220
December 31, 2028 and thereafter	53,839,176
Total future maturities	$ 321,895,316

PPP Loans. Between April 16 and May 6, 2020, the Operating Partnership and certain of its subsidiaries received proceeds of three separate PPP Loans administered by the U.S. Small Business Administration pursuant to the CARES Act totaling approximately $10.7 million. Each PPP Loan had an initial term of two years with the ability to extend the loan to five years, if not forgiven and carries an interest rate of 1.00%. Equal payments of principal and interest were to begin no later than 10 months following origination of the loan and are amortized over the remaining term of the loan. Pursuant to the terms of the CARES Act, the proceeds of each PPP Loan may be used for payroll costs, mortgage interest, rent or utility costs. The promissory note for each PPP Loan contains customary events of default relating to, among other things, payment defaults and breach of representations and warranties or of provisions of the relevant promissory note.

Under the terms of the CARES Act, each borrower can apply for and be granted forgiveness for all or a portion of the PPP Loan, which is determined, subject to limitations, based on the use of loan proceeds in accordance with the terms of the CARES Act. On December 9, 2022, the Company was notified it had received principal debt forgiveness in the amount of approximately $4.6 million. As of December 31, 2022, the Company had two outstanding applications for forgiveness totaling approximately $0.6 million. No assurance is provided that the Company will obtain forgiveness under any relevant PPP Loan in whole or in part. As of December 31, 2022 and 2021, the Company had principal balances outstanding which totaled approximately $2.5 million and $7.6 million, respectively.

Secured Notes Financing. On December 31, 2020, we entered into a transaction whereby certain investors purchased $20.0 million in Secured Notes from the Operating Partnership.

On June 10, 2022, the Company used the proceeds from the sale of the Doubletree by Hilton Raleigh Brownstone-University hotel to partially repay the Secured Notes. The Investors received approximately $19.8 million of the proceeds from the sale of the hotel, of which approximately $13.3 million was applied toward principal, approximately $6.3 million was applied toward the exit fee owed under the Secured Notes, and approximately $0.2 million was applied toward accrued interest. Additionally, the terms of the Secured Notes allowed for the release of a portion of the interest reserves in the amount of approximately $1.6 million, of which approximately $1.1 million was applied toward principal and approximately $0.5 million was applied toward the exit fee.

On June 29, 2022, the Company used the proceeds from the refinance of the Hotel Alba Tampa, along with approximately $0.2 million of cash on hand as well as the balance of the interest reserve under the Secured Notes of approximately $0.5 million, to satisfy and pay in full the Secured Notes. The Investors received approximately $8.3 million in satisfaction of the Secured Notes, of which approximately $5.6 million was applied toward principal, approximately $2.6 million was applied toward the exit fee owed under the Secured Notes, and approximately $0.1 million was applied toward accrued interest. Concurrent with the cancellation of the Secured Notes, the following agreements were also terminated in accordance with their terms: (i) Note Purchase Agreement; (ii) Pledge and Security Agreement; (iii) Board Observer Agreement; and (iv) other related ancillary agreements.

6. Commitments and Contingencies

Ground, Building and Submerged Land Leases – We lease 2,086 square feet of commercial space next to The DeSoto for use as an office, retail or conference space, or for any related or ancillary purposes for the hotel and/or atrium space. In December 2007, we signed an amendment to the lease to include rights to the outdoor esplanade adjacent to the leased commercial space. The areas are leased under a six-year operating lease, which expired October 31, 2006 and has been renewed for the fourth of five optional five-year renewal periods expiring October 31, 2026. Rent expense for this operating lease for the years ended December 31, 2022, 2021, and 2020 was $83,932, $83,932 and $74,809, respectively.

We lease, as landlord, the entire fourteenth floor of the Savannah hotel property to The Chatham Club, Inc. under a ninety-nine-year lease expiring July 31, 2086. This lease was assumed upon the purchase of the building under the terms and conditions agreed to by the previous owner of the property. No rental income is recognized under the terms of this lease as the original lump sum rent payment of $990 was received by the previous owner and not prorated over the life of the lease.

We lease land adjacent to the Hotel Alba Tampa, Tapestry Collection by Hilton for use as parking under a five-year renewable agreement with the Florida Department of Transportation that commenced in July 2019 and expires in July 2024. The agreement requires annual payments of $2,432, plus tax, and may be renewed for an additional five years. Rent expense for each of the years ended December 31, 2022, 2021, and 2020 was $2,608, $2,575 and $2,604, respectively.

We lease approximately 8,500 square feet of commercial office space in Williamsburg, Virginia under an agreement with a ten-year term beginning January 1, 2020. The initial annual rent under the agreement is $218,875, with the rent for each successive annual period increasing by 3.0% over the prior annual period's rent. The annual rent was offset by a tenant improvement allowance of $200,000, that was applied against one-half of each monthly rent payment until the tenant improvement allowance was exhausted in 2021. Rent expense for the years ended December 31, 2022, 2021, and 2020 was each $223,607.

We lease the land underlying all of the Hyatt Centric Arlington hotel pursuant to a ground lease. The ground lease requires us to make rental payments of $50,000 per year in base rent and percentage rent equal to 3.5% of gross room revenue in excess of certain thresholds, as defined in the ground lease agreement. The initial term of the ground lease expires in 2025. We have exercised our option on the first of five renewal periods of 10 years each. Rent expense for the years ended December 31, 2022, 2021, and 2020, was $501,042, $232,588 and $153,019, respectively.

We entered into a 20-year parking and cabana management agreement for the parking garage and poolside cabanas associated with the Hyde Beach House Resort & Residences. The parking and cabana management agreement, which is treated for accounting purposes as an embedded lease, requires us to make rental payments of $270,100 per year in base rent. The initial term of the parking garage and cabana lease expires in 2039 and may be extended for four additional renewal periods of 5 years each. Rent expense for the years ended December 31, 2022, 2021, and 2020, was $271,000, $271,000 and $85,166, respectively.

We also lease certain furniture and equipment under financing arrangements expiring by December 2027.

A schedule of minimum future lease payments for the following twelve-month periods is as follows:

December 31, 2023	$ 675,927
December 31, 2024	678,300
December 31, 2025	683,348
December 31, 2026	673,413
December 31, 2027	342,503
December 31, 2028 and thereafter	13,512,577
Total	**$ 16,566,068**

Employment Agreements— The Company has entered into various employment contracts with employees that could result in obligations to us in the event of a change in control or termination without cause.

Management Agreements – As of December 31, 2022, all ten of our wholly-owned hotels, and our two condominium hotel rental programs, operated under management agreements with Our Town (see Note 9). The management agreements expire on March 31, 2035 and may be extended for up to two additional periods of five years each, subject to the approval of both parties. Each of the individual hotel management agreements may be terminated earlier than the stated term upon the sale of the hotel covered by the respective management agreement, in which case we may incur early termination fees.

Franchise Agreements – As of December 31, 2022, most of our hotels operate under franchise licenses from national hotel companies. Under the franchise agreements, we are required to pay a franchise fee generally between 3.0% and 5.0% of room revenues, plus additional fees for marketing, central reservation systems, and other franchisor programs and services that amount to between 3.0% and 4.0% of gross revenues from the hotels. The franchise agreements currently expire between October 2024 and March 2038. Each of our franchise agreements provides for early termination fees in the event the agreement is terminated before the stated term.

Restricted Cash Reserves – Each month, we are required to escrow with the lenders on the Hotel Ballast, The DeSoto, the DoubleTree by Hilton Jacksonville Riverfront, the DoubleTree Resort by Hilton Hollywood Beach, the Hyatt Centric Arlington and the Georgian Terrace an amount equal to one-twelfth (1/12) of the annual real estate taxes due for the properties. We are also required by several of our lenders to establish individual property improvement funds to cover the cost of replacing capital assets at our properties. Each month, those contributions equal 4.0% of gross revenues for the Hotel Ballast, The DeSoto, the DoubleTree by Hilton Jacksonville Riverfront, the DoubleTree Resort by Hilton Hollywood Beach, The Whitehall and the Georgian Terrace and equal 4.0% of room revenues for the DoubleTree by Hilton Philadelphia Airport and the Hyatt Centric Arlington.

ESOP Loan Commitment – The Company's board of directors approved the ESOP on November 29, 2016, which was adopted by the Company in December 2016 and effective January 1, 2016. The ESOP is a non-contributory defined contribution plan covering all employees of the Company. The ESOP is a leveraged ESOP, meaning the contributed funds are loaned to the ESOP from the Company. The Company entered into a loan agreement with the ESOP on December 29, 2016, pursuant to which the ESOP may borrow up to $5.0 million to purchase shares of the Company's common stock on the open market. Under the loan agreement, the aggregate principal amount outstanding at any time may not exceed $5.0 million and the ESOP may borrow additional funds up to that limit in the future, until December 29, 2036. Between January 3, 2017 and February 28, 2017, the Company's ESOP purchased 682,500 shares of the Company's common stock of an aggregate cost of $4.9 million.

Litigation – We are not involved in any material litigation, nor, to our knowledge, is any material litigation threatened against us. We have settled, during the period covered by these financial statements, all significant claims made during the same period. We are involved in routine litigation arising out of the ordinary course of business, all of which we expect to be covered by insurance and we believe it is not reasonably possible such matters will have a material adverse impact on our financial condition or results of operations or cash flows.

7. Preferred Stock and Units

Preferred Stock - The Company is authorized to issue up to 11,000,000 shares of preferred stock. The following table sets forth our Cumulative Redeemable Perpetual Preferred Stock by series:

Preferred Stock - Series	Per Annum Rate	Liquidation Preference	Number of Shares Issued and Outstanding as of December 31, 2022	December 31, 2021	Quarterly Distributions Per Share
Series B Preferred Stock	8.000%	$ 25.00	1,464,100	1,510,000	$ 0.500000
Series C Preferred Stock	7.875%	$ 25.00	1,346,110	1,384,610	$ 0.492188
Series D Preferred Stock	8.250%	$ 25.00	1,163,100	1,165,000	$ 0.515625

The Company is required to pay cumulative cash distributions on the preferred stock at rates in the above table per annum of the $25.00 liquidation preference per share. Holders of the Company's preferred stock are entitled to receive distributions when authorized by the Company's board of directors out of assets legally available for the payment of distributions. The preferred stock is not redeemable by the holders, has no maturity date and is not convertible into any other security of the Company or its affiliates. In March 2020 the Company deferred the record date for the dividends on the Company's Series B Preferred Stock, Series C Preferred Stock, and Series D Preferred Stock that were to be paid April 15, 2020. As of December 31, 2022, there are cumulative undeclared preferred dividends, of approximately $21.9 million.

Preferred Units – The Company is the holder of the Operating Partnership's preferred partnership units and is entitled to receive distributions when authorized by the general partner of the Operating Partnership out of assets legally available for the payment of distributions. The following table sets forth our Cumulative Redeemable Perpetual Preferred Units by series:

Preferred Units - Series	Per Annum Rate	Liquidation Preference	Number of Units Issued and Outstanding as of December 31, 2022	December 31, 2021	Quarterly Distributions Per Unit
Series B Preferred Units	8.000%	$ 25.00	1,464,100	1,510,000	$ 0.500000
Series C Preferred Units	7.875%	$ 25.00	1,346,110	1,384,610	$ 0.492188
Series D Preferred Units	8.250%	$ 25.00	1,163,100	1,165,000	$ 0.515625

The Company pays cumulative cash distributions on the preferred units at rates in the above table per annum of the $25.00 liquidation preference per unit. The Company, which is the holder of the Operating Partnership's preferred units is entitled to receive distributions when authorized by the Operating Partnership's general partner out of assets legally available for the payment of distributions. The preferred units are not redeemable by the holder, have no maturity date and are not convertible into any other security of the Operating Partnership or its affiliates. In March 2020 the Company deferred the record dates for the dividends on the Operating Partnership's Series B Preferred Units, Series C Preferred Units, and Series D Preferred Units that were to be paid April 15, 2020. As of December 31, 2022, there are cumulative undeclared preferred distributions to the Company from the Operating Partnership of approximately $21.9 million.

The following table presents the quarterly distributions by the Operating Partnership declared and payable per Series B Preferred Unit and dividends by the Company declared and payable per share of Series B Preferred Stock, for the years ended December 31, 2022, 2021, and 2020:

Quarter Ended	2020	2021	2022
March 31,	$ 0.500000	$ -	$ -
June 30,	-	-	-
September 30,	-	-	-
December 31,	-	-	-

The following table presents the quarterly distributions by the Operating Partnership declared and payable per Series C Preferred Unit and dividends by the Company declared and payable per share of Series C Preferred Stock, for the years ended December 31, 2022, 2021, and 2020:

Quarter Ended	2020	2021	2022
March 31,	$ 0.492188	$ -	$ -
June 30,	-	-	-
September 30,	-	-	-
December 31,	-	-	-

The following table presents the quarterly distributions by the Operating Partnership declared and payable per Series D Preferred Unit and dividends by the Company declared and payable per share of Series D Preferred Stock, for the years ended December 31, 2022, 2021, and 2020:

Quarter Ended	2020	2021	2022
March 31,	$ 0.515625	$ -	$ -
June 30,	-	-	-
September 30,	-	-	-
December 31,	-	-	-

8. Common Stock and Units

Common Stock – The Company is authorized to issue up to 69,000,000 shares of common stock, $0.01 par value per share. Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Holders of the Company's common stock are entitled to receive distributions when authorized by the Company's board of directors out of assets legally available for the payment of distributions.

The following is a list of issuances during the years ended December 31, 2022, 2021, and 2020 of the Company's common stock:

On November 1, 2022, one holder of units in the Operating Partnership converted 217,845 units for an equivalent number of shares in the Company's common stock.

On August 23, 2022, we entered into a privately-negotiated share exchange agreement. Pursuant to the share exchange agreement, the Company agreed to exchange 13,000 shares of the Company's Series B Preferred Stock and 3,200 shares of the Company's Series C Preferred Stock, together with all of the holder's rights to receive accrued and unpaid dividends on those preferred shares, for 140,130 shares of the Company's common stock. We closed the transaction and issued the common stock on August 24, 2022.

On August 18, 2022, we entered into a privately-negotiated share exchange agreement. Pursuant to the share exchange agreement, the Company agreed to exchange 11,000 shares of the Company's Series B Preferred Stock, 7,100 shares of the Company's Series C Preferred Stock, and 1,900 shares of the Company's Series D Preferred Stock, together with all of the holder's rights to receive accrued and unpaid dividends on those preferred shares, for 178,800 shares of the Company's common stock. We closed the transaction and issued the common stock on August 18, 2022.

On July 21, 2022, the Company was issued 167,390 units in the Operating Partnership and awarded an equivalent number of shares of unrestricted stock to its employees.

On July 1, 2022, one holder of units in the Operating Partnership converted 40,687 units for an equivalent number of shares in the Company's common stock.

On May 23, 2022, the Company was issued 37,428 units in the Operating Partnership and awarded an equivalent number of shares of unrestricted stock to its employees.

On May 19, 2022, one holder of units in the Operating Partnership converted 50,000 units for an equivalent number of shares in the Company's common stock.

On April 19, 2022, we entered into a privately-negotiated share exchange agreement. Pursuant to the share exchange agreement, the Company agreed to exchange 5,000 shares of the Company's Series B Preferred Stock and 10,600 shares of the Company's Series C Preferred Stock, together with all of the holder's rights to receive accrued and unpaid dividends on those preferred shares, for 153,504 shares of the Company's common stock. We closed the transaction and issued the common stock on April 19, 2022.

On April 11, 2022, we entered into a privately-negotiated share exchange agreement. Pursuant to the share exchange agreement, the Company agreed to exchange 4,000 shares of the Company's Series B Preferred Stock and 8,000 shares of the Company's Series C Preferred Stock, together with all of the holder's rights to receive accrued and unpaid dividends on those preferred shares, for 116,640 shares of the Company's common stock. We closed the transaction and issued the common stock on April 12, 2022.

On March 31, 2022, we entered into a privately-negotiated share exchange agreement. Pursuant to the share exchange agreement, the Company agreed to exchange 5,900 shares of the Company's Series B Preferred Stock and 6,600 shares of the Company's Series C Preferred Stock, together with all of the rights to receive accrued and unpaid dividends on those preferred shares, for 120,875 shares of the Company's common stock. We closed the transaction and issued the common stock on March 31, 2022.

On March 24, 2022, we entered into a privately-negotiated share exchange agreement. Pursuant to the share exchange agreement, the Company agreed to exchange 7,000 shares of the Company's Series B Preferred Stock and 3,000 shares of the Company's Series C Preferred Stock, together with all of the rights to receive accrued and unpaid dividends on those preferred shares, for 96,900 shares of the Company's common stock. We closed the transaction and issued the common stock on March 25, 2022.

On January 21, 2022, the Company was issued 15,000 units in the Operating Partnership and awarded an equivalent number of shares of restricted stock to its independent directors.

On January 21, 2022 and February 15, 2022, the Company was issued a total of 175,268 units in the Operating Partnership and awarded an equivalent number of shares of unrestricted stock to its employees.

On December 16, 2021, one holder of units in the Operating Partnership redeemed 32,681 units for an equivalent number of shares in the Company's common stock.

On December 9, 2021, we entered into a privately-negotiated share exchange agreement. Pursuant to the share exchange agreement, the Company agreed to exchange 75,000 shares of the Company's Series C Preferred Stock, together with all of the rights to receive accrued and unpaid dividends on those preferred shares, for 620,919 shares of the Company's common stock. We closed the transaction and issued the common stock on December 9, 2021.

On December 3, 2021, we entered into a privately-negotiated share exchange agreement. Pursuant to the share exchange agreement, the Company agreed to exchange 10,000 shares of the Company's Series C Preferred Stock, together with all of the rights to receive accrued and unpaid dividends on those preferred shares, for 69,500 shares of the Company's common stock. We closed the transaction and issued the common stock on December 9, 2021.

On June 21, 2021, we entered into a privately-negotiated share exchange agreement. Pursuant to the share exchange agreement, the Company agreed to exchange 100,000 shares of the Company's Series B Preferred Stock, 85,000 shares of the Company's Series C Preferred Stock, and 35,000 shares of the Company's Series D Preferred Stock, together with all of the rights to receive accrued and unpaid dividends on those preferred shares, for 1,542,727 shares of the Company's common stock. We closed the transaction and issued the common stock on June 22, 2021.

On February 4, 2021, one holder of units in the Operating Partnership redeemed 100 units for an equivalent number of shares in the Company's common stock.

On February 4, 2021, the Company was issued 136,281 units in the Operating Partnership and awarded shares of unrestricted stock to its employees.

On February 4, 2021, the Company was issued 15,000 units in the Operating Partnership and awarded shares of restricted stock to its independent directors.

On December 17, 2020, The Company issued 127,583 units in the Operating Partnership and awarded shares of restricted stock to its independent directors and employees.

On December 1, 2020, one holder of units in the Operating Partnership redeemed 15,000 units for an equivalent number of shares in the Company's common stock.

On May 1, 2020, one holder of units in the Operating Partnership redeemed 57,687 units for an equivalent number of shares in the Company's common stock.

On February 23, 2020, the Company was issued 17,250 units in the Operating Partnership and awarded 15,000 shares of restricted stock and 2,250 shares of unrestricted stock to its independent directors.

On January 1, 2020, two holders of units in the Operating Partnership redeemed 488,952 units for an equivalent number of shares in the Company's common stock.

On January 1, 2020, the Company was issued 45,000 units in the Operating Partnership and awarded 45,000 shares of restricted stock to two of its employees.

As of December 31, 2022 and 2021, the Company had 18,951,525 and 17,441,058 shares of common stock outstanding, respectively.

Operating Partnership Units – Holders of Operating Partnership units, other than the Company as general partner, have certain redemption rights, which enable them to cause the Operating Partnership to redeem their units in exchange for shares of the Company's common stock on a one-for-one basis or, at the option of the Company, cash per unit equal to the average of the market price of the Company's common stock for the 10 trading days immediately preceding the notice date of such redemption. The number of shares issuable upon exercise of the redemption rights will be adjusted upon the occurrence of stock splits, mergers, consolidations or similar pro-rata share transactions, which otherwise would have the effect of diluting the ownership interests of the limited partners or the stockholders of the Company.

Since January 1, 2020, there have been no issuances or redemptions, of units in the Operating Partnership other than the issuances of units in the Operating Partnership to the Company described above.

As of December 31, 2022 and 2021, the total number of Operating Partnership units outstanding was 19,776,713 and 18,574,778, respectively.

As of December 31, 2022 and 2021, the total number of outstanding units in the Operating Partnership not owned by the Company was 825,188 and 1,133,720, respectively, with a fair market value of approximately $1.5 million and approximately $2.4 million, respectively, based on the price per share of the common stock on such respective dates.

Common Stock Dividends and Unit Distributions – The following table presents the quarterly stock dividends and unit distributions by us declared and payable per common stock/unit for the years ended December 31, 2022, 2021, and 2020:

Quarter Ended	2020		2021		2022	
March 31,	$	0.130	$	-	$	-
June 30,		-		-		-
September 30,		-		-		-
December 31,		-		-		-

As of December 31, 2022, there were unpaid common dividends and distributions to holders of record as of March 13, 2020 in the amount of $2,088,160.

9. Related Party Transactions

Our Town Hospitality. Our Town is currently the management company for each of our ten wholly-owned hotels, as well as the manager of our rental programs at the Hyde Resort & Residences and the Hyde Beach House Resort & Residences. As of December 31, 2022, an affiliate of Andrew M. Sims, our Chairman, an affiliate of David R. Folsom, our President and Chief Executive Officer, and Andrew M. Sims Jr., our Vice President - Operations & Investor Relations, beneficially owned approximately 63.0%, 7.0%, and

15.0%, respectively, of the total outstanding ownership interests of Our Town. Mr. Sims, Mr. Folsom, and Mr. Sims Jr. serve as directors of Our Town. The following is a summary of the transactions between Our Town and us:

Accounts Receivable – At December 31, 2022 and 2021, we were due approximately $0.3 million and $0.2 million, respectively, from Our Town Hospitality.

Accounts Payable – At December 31, 2022 and 2021, we owed Our Town approximately $1.3 million and $1.0 million, respectively.

Management Agreements – On September 6, 2019, we entered into a master agreement with Our Town related to the management of certain of our hotels, as amended on December 13, 2019 (as amended, the "OTH Master Agreement"). On December 13, 2019, and subsequent dates we entered into a series of individual hotel management agreements for the management of our hotels. The hotel management agreements for each of our ten wholly-owned hotels and the two rental programs are each referred to as an "OTH Hotel Management Agreement" and, together, the "OTH Hotel Management Agreements".

The Company agreed to provide Our Town with initial working capital of up to $1.0 million as an advance on the management fees that we will owe to Our Town under the OTH Hotel Management Agreements. The advanced funds were to be offset against future management fees otherwise payable to Our Town by means of a 25% reduction in such fees each month during 2020.

In addition, the OTH Master Agreement provides for an adjustment to the fees payable by us under the OTH Hotel Management Agreements in the event the net operating income of Our Town falls below $250,000 for any calendar year beginning on or after January 1, 2021. The OTH Master Agreement expires on March 31, 2035 but shall be extended beyond 2035 for such additional periods as an OTH Hotel Management Agreement remains in effect. The base management fees for each hotel under management with Our Town is 2.50%. For any new individual hotel management agreements, Our Town will receive a base management fee of 2.00% of gross revenues for the first full year from the commencement date through the anniversary date, 2.25% of gross revenues the second full year, and 2.50% of gross revenues for every year thereafter.

For the years ended December 31, 2022 and 2021, the base management fees earned by Our Town under the contract were approximately $4.1 million and $3.4 million, respectively, and the incentive management fees earned by Our Town were approximately $0.3 million and $0.3 million, respectively. We also paid Our Town approximately $0.3 million in termination fees in 2022 triggered by the sale of the Sheraton Louisville Riverside and DoubleTree by Hilton Raleigh-Brownstone University.

Sublease – On December 13, 2019, we entered into a sublease agreement with Our Town pursuant to which Our Town subleases 2,245 square feet of office space from Sotherly for a period of 5 years, with a 5-year renewal subject to approval by Sotherly, on terms and conditions similar to the terms of the prime lease entered into by Sotherly and the third-party owner of the property. For the years ended December 31, 2022 and 2021, the Company received rent income from Our Town of $159,734 and $144,452, respectively.

Credit Agreement – On December 13, 2019, we entered into a credit agreement with Our Town effective January 1, 2020, pursuant to which Sotherly agreed to provide Our Town with a working capital line of credit. The original agreement allowed Our Town to borrow up to $500,000. Our Town was allowed to draw against the line of credit from time to time prior to January 1, 2021. The credit agreement was amended by the parties on June 4, 2021 such that (i) the maximum amount of credit available is capped at $894,900; (ii) the total amount of advances, as of June 4, 2021, was agreed to be $894,900; (iii) no additional advances are permitted; (iv) principal payments are required to be made by the borrower in the amount of $100,000 on each of December 31, 2021 through 2025; (v) the maturity date was extended to December 31, 2026; and (vi) the aggregate unpaid principal amount and another other obligations are required to be paid at maturity. In addition, an affiliate of Mr. Sims entered into a conditional financing commitment with Our Town to provide funding to permit repayment of the loan in the event the principal balance of the loan made to Our Town under the credit agreement has not been repaid prior to maturity and Sotherly declines to extend the maturity date. Interest accrued on the outstanding balance at 3.5% per annum and was payable quarterly in arrears. In the event of a default under the credit agreement, the Company had the right to offset any outstanding unpaid balance against amounts it owed to Our Town under the OTH Hotel Management Agreements.

On June 4, 2021, the OTH Master Agreement and the related credit agreement were amended to provide for an increase in the balance outstanding under the credit agreement of $299,900 in satisfaction for an equivalent portion of unrepaid management fee advances and to provide for a guaranteed minimum incentive management fee of $250,000 for calendar year 2021 in satisfaction of the remainder of unrepaid management fee advances.

On December 20, 2021, the Company received full payment on the credit agreement and was no longer available for use by Our Town.

Employee Medical Benefits – We purchase employee medical benefits through Our Town (or its affiliate) for those employees that are employed by Our Town that work exclusively for our properties, starting January 1, 2020. For the years ended December 31, 2022 and 2021, the employer portion of the plan covering those employees that work exclusively at our properties under our management agreements with Our Town was approximately $3.2 million and $2.7 million, respectively.

Chesapeake Hospitality. Chesapeake Hospitality was a company owned and controlled by individuals including Kim E. Sims and Christopher L. Sims, each a former director of Sotherly and a sibling of our Chairman, Andrew M. Sims. Prior to November 2019, Andrew M. Sims, owned approximately 19.3% of the total outstanding ownership interests of Chesapeake Hospitality, all of which have since been sold. The following is a summary of the transactions between Chesapeake Hospitality and us:

Management Agreements – Chesapeake Hospitality was the management company for our DoubleTree Resort by Hilton Hollywood Beach hotel, the Hyde Resort & Residences, and the Hyde Beach House Resort & Residences until April 1, 2020. Effective April 1, 2020, Chesapeake no longer serves as manager for any of our properties and management of the remaining properties that had been managed by Chesapeake was transitioned to Our Town. Upon termination of the last remaining individual hotel management agreements with Chesapeake, the Chesapeake master agreement automatically terminated in accordance with its terms.

Prior to January 1, 2020, Chesapeake Hospitality was the manager for each of our hotels that we wholly-owned, with the exception of the Hyatt Centric Arlington, under various hotel management agreements. On January 1, 2020, the management agreements for ten of our wholly-owned hotels expired. Those hotels are now managed by Our Town as described above. In connection with the termination of those ten Chesapeake management agreements, we paid approximately $0.2 million in termination fees.

Base management fees earned by Chesapeake Hospitality totaled $0, $0 and $241,332 for the years ended December 31, 2022, 2021, and 2020, respectively. In addition, incentive management fees of $0, $0 and $(40,375) were expensed for the years ended December 31, 2022, 2021, and 2020, respectively.

Other Related Parties – The Company employs Andrew M. Sims, Jr. the son of our Chairman, who currently serves as Vice President – Operations & Investor Relations, and Robert E. Kirkland IV, the son-in-law of our Chairman, who currently serves as General Counsel, as employees. Prior to February 1, 2022, the Company employed Ashley S. Kirkland, daughter of our Chairman, as Corporate Counsel and Compliance Officer. Compensation for these three employees, including benefits, for the years ended December 31, 2022, 2021, and 2020 totaled $605,163, $462,809 and $464,218, respectively.

On July 1, 2022, a partnership controlled by a sibling of our Chairman converted 40,687 partnership units for an equivalent number of shares in the Company's common stock, pursuant to the terms of the partnership agreement.

On May 19, 2022, a trust in which our Chairman has a potential beneficial interest converted 50,000 partnership units for an equivalent number of shares in the Company's common stock, pursuant to the terms of the partnership agreement.

On December 16, 2021, a trust controlled in part by our Chairman converted 32,681 partnership units for an equivalent number of shares of the Company's common stock, pursuant to the terms of the partnership agreement.

On May 1, 2020, a partnership controlled by a sibling of our Chairman converted 57,867 partnership units, for an equivalent number of shares of the Company's common stock, pursuant to the terms of the partnership agreement.

On January 1, 2020, a partnership controlled by a sibling of our Chairman converted 410,000 partnership units for an equivalent number of shares of the Company's common stock, pursuant to the terms of the partnership agreement.

10. Retirement Plans

401(k) Plan - The Company maintains a 401(k) plan for qualified employees. Prior to May 16, 2020, the plan was subject to "safe harbor" provisions requiring that we match 100.0% of the deferral equal to 3.0% of eligible employee compensation and 50.0% of the deferral equal to the next 2.0% of eligible employee compensation. All employer matching funds vested immediately in accordance with the "safe harbor" provisions. For the year ended December 31, 2021, the Company elected to make a discretionary contribution of 3.0% of eligible employee compensation in order to comply with requirements associated with top-heavy plans. The

Company's contributions to the plan for the years ended December 31, 2022, 2021, and 2020 were $75,631, $53,474 and $42,841, respectively.

Employee Stock Ownership Plan - The Company adopted an ESOP effective January 1, 2016, which is a non-contributory defined contribution plan covering all employees of the Company. The ESOP is a leveraged ESOP, with funds loaned to the ESOP from the Company. The Company entered into a loan agreement with the ESOP on December 29, 2016, pursuant to which the ESOP may maintain aggregate borrowings of up to $5.0 million to purchase shares of the Company's common stock on the open market, which serve as collateral for the loan. Coincident with the loan between the Company and the ESOP, the Operating Partnership entered into a loan with the Company to facilitate borrowings between the Company and the ESOP.

Between January 3, 2017 and February 28, 2017, the Company's ESOP purchased 682,500 shares of the Company's common stock of an aggregate cost of approximately $4.9 million. Shares purchased by the ESOP are held in a suspense account for allocation among participants as contributions are made to the ESOP by the Company. The share allocations are accounted for at fair value on the date of allocation.

A total of 301,646 and 247,606 shares with a fair value of $545,979 and $517,496 remained allocated or committed to be released from the suspense account as of December 31, 2022 and 2021, respectively. The Company recognized compensation cost of $140,703, $172,000 and $175,367 during the twelve months ended December 31, 2022, 2021 and 2020, respectively. The remaining 364,177 unallocated shares have an approximate fair value of $0.7 million, as of December 31, 2022. At December 31, 2022, the ESOP held a total of 301,646 allocated shares, no committed-to-be-released shares and 364,177 unallocated shares. Dividends received by the ESOP on allocated and unallocated shares are used to pay down the loan from the Company.

The share allocations are accounted for at fair value on the date of allocation as follows:

	December 31, 2022		December 31, 2021	
	Number of Shares	Fair Value	Number of Shares	Fair Value
Allocated shares	301,646	$ 545,979	247,606	$ 517,496
Committed to be released shares	—	—	—	—
Total Allocated and Committed-to-be-Released	301,646	$ 545,979	247,606	$ 517,496
Unallocated shares	364,177	659,160	431,697	902,247
Total ESOP Shares	**665,823**	**$ 1,205,139**	**679,303**	**$ 1,419,743**

11. Indirect Hotel Operating Expenses

Indirect hotel operating expenses consists of the following expenses incurred by the hotels:

	2022	2021	2020
Sales and marketing	$ 15,062,397	$ 11,684,933	$ 8,094,085
General and administrative	13,436,054	10,533,201	10,542,495
Repairs and maintenance	8,723,144	7,362,334	5,490,145
Utilities	5,649,716	5,309,637	4,817,508
Property taxes	5,254,075	6,131,271	7,014,472
Management fees, including incentive	4,377,814	3,620,071	1,822,359
Franchise fees	4,059,709	3,321,352	2,042,902
Insurance	4,082,551	3,596,153	3,097,245
Information and telecommunications	3,378,716	3,048,495	2,271,266
Other	787,391	492,798	294,831
Total indirect hotel operating expenses	**$ 64,811,567**	**$ 55,100,245**	**$ 45,487,308**

12. Income Taxes

The components of the provision for income taxes for the years ended December 31, 2022, 2021, and 2020 are as follows:

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Current:			
Federal	$ —	$ —	$ (125,587)
State	522,355	27,392	(6,054)
	522,355	27,392	(131,641)
Deferred:			
Federal	3,025,518	(149,704)	(7,576,931)
State	695,708	(38,580)	(1,705,939)
Subtotals	3,721,226	(188,284)	(9,282,870)
Change in deferred tax valuation allowance	(3,721,226)	188,284	14,694,954
	—	—	5,412,084
	$ 522,355	$ 27,392	$ 5,280,443

A reconciliation of the statutory federal income tax provision (benefit) to the Company's provision for income tax is as follows:

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Statutory federal income tax provision (benefit)	$ 7,241,263	$ (5,987,572)	$ (10,164,517)
Federal tax impact of REIT election	(3,255,236)	5,851,466	2,530,482
Statutory federal income tax provision (benefit) at TRS	3,986,027	(136,106)	(7,634,035)
Federal impact of PPP loan forgiveness	(966,584)	—	—
State income tax provision (benefit), net of federal provision (benefit)	1,224,138	(24,786)	(1,780,476)
Change in valuation allowance	(3,721,226)	188,284	14,694,954
	$ 522,355	$ 27,392	$ 5,280,443

Deferred income taxes are recognized for temporary differences between the financial reporting bases of asset and liabilities and their respective tax bases and for operating losses and tax credit carryforwards based on enacted tax rates expected to be in effect when such amounts are realized. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realizable based on consideration of available evidence, including future reversal of taxable temporary differences, projected taxable income and tax planning strategies.

Due to the economic uncertainty the COVID-19 pandemic has produced upon tax-planning strategies and projections for future taxable income over the periods in which the deferred tax assets are realizable, as of December 31, 2022, the Company believes is not more likely than not that the Company will realize the benefits of these assets. Therefore, the Company has determined that a full valuation allowance should be recorded against the deferred tax asset. The amount of the deferred tax assets considered unrealizable, however, could change in the future based on revised estimates of future taxable income during the carryforward period.

The significant components of our deferred tax asset as of December 31, 2022 and 2021, are as follows:

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Deferred tax asset:			
Net operating loss carryforwards	$ 10,744,121	$ 14,287,318	$ 14,409,321
Accrued compensation	425,575	338,033	108,646
Accrued expenses and other	—	247,037	128,318
Intangible assets	10,092	28,627	48,670
Less: Valuation allowance	(11,179,788)	(14,901,015)	(14,694,955)
Total	$ —	$ —	$ —

13. Earnings (Loss) per Share and per Unit

Earnings (Loss) Per Share. The limited partners' outstanding limited partnership units in the Operating Partnership (which may be redeemed for common stock upon notice from the limited partner and following our election to redeem the units for stock rather than cash) have been excluded from the diluted earnings per share calculation as there would be no effect on the amounts since the limited partners' share of income would also be added back to net loss. The shares of the Series B Preferred Stock, Series C Preferred Stock, and Series D Preferred Stock are not convertible into or exchangeable for any other property or securities of the Company, except upon the occurrence of a change of control and have been excluded from the diluted earnings per share calculation as there would be no impact on the current controlling stockholders. The 364,177, 431,697 and 509,069 non-committed, unearned ESOP shares are treated as reducing the number of issued and outstanding common shares and similarly reducing the weighted average number of common shares outstanding, for the years ended December 31, 2022, 2021 and 2020, respectively. The effect of allocated and committed to be released shares during the years ended December 31, 2021 and 2020, have not been included in the weighted average diluted earnings per share calculation, since there would be an anti-dilutive effect from the dilution by these shares, although the amount of compensation for allocated shares is reflected in net loss available to common stockholders for basic computation.

The computation of the Company's basic net earnings (loss) per share is presented below:

	Twelve Months Ended December 31, 2022	Twelve Months Ended December 31, 2021	Twelve Months Ended December 31, 2020
Numerator			
Net income (loss)	$ 33,959,848	$ (28,539,640)	$ (53,682,905)
Less: Net income allocated to participating share awards	(113,405)	— [1]	— [1]
Net (income) loss attributable to non-controlling interest	(1,423,327)	2,318,166	4,489,341
Declared and undeclared distributions to preferred stockholders	(7,634,219)	(7,541,891)	(8,755,642)
Gain on extinguishment of preferred stock	64,518	361,476	—
Net income (loss) attributable to common stockholders for EPS computation	$ **24,853,415**	$ **(33,401,889)**	$ **(57,949,206)**
Denominator			
Weighted average number common shares outstanding for basic EPS computation	17,802,772	15,531,684	14,312,049
Effect of dilutive participating securities:			
Unvested restricted shares	— [1]	— [1]	— [1]
Weighted average number common and common equivalent shares outstanding for diluted EPS computation	17,802,772	15,531,684	14,312,049
Basic net income (loss) per common share:			
Undistributed income (loss)	$ 1.40	$ (2.15)	$ (4.05)
Total basic	$ **1.40**	$ **(2.15)**	$ **(4.05)**
Diluted net income (loss) per common share:			
Undistributed income (loss)	$ 1.40	$ (2.15)	$ (4.05)
Allocation of participating share awards	— [1]	— [1]	— [1]
Total diluted	$ **1.40**	$ **(2.15)**	$ **(4.05)**

(1) Anti-dilutive, therefore not included.

Earnings (Loss) Per Unit. The Series B Preferred Units, Series C Preferred Units, and Series D Preferred Units are not convertible into or exchangeable for any other property or securities of the Operating Partnership, except upon the occurrence of a change of control and have been excluded from the diluted earnings per unit calculation as there would be no impact on the current unitholders. The number of non-committed, unearned shares in the Company's ESOP have no impact on the calculation of the loss per unit in the Operating Partnership.

The computation of basic earnings (loss) per general and limited partnership unit in the Operating Partnership is presented below:

	Twelve Months Ended December 31, 2022	Twelve Months Ended December 31, 2021	Twelve Months Ended December 31, 2020
Numerator			
Net income (loss)	$ 33,959,848	$ (28,539,640)	$ (53,682,905)
Less: Net income allocated to participating unit awards	(113,405)	— [1]	— [1]
Declared and undeclared distributions to preferred unitholders	(7,634,219)	(7,541,891)	(8,755,642)
Gain on extinguishment of preferred units	64,518	361,476	—
Net income (loss) attributable to unitholders for EPU computation $	**26,276,742**	$ **(35,720,055)**	$ **(62,438,547)**
Denominator			
Weighted average number of units outstanding for basic EPU computation	19,266,320	17,186,789	16,065,499
Effect of dilutive participating securities:			
Unvested restricted units	— [1]	— [1]	— [1]
Weighted average number of equivalent units outstanding for diluted EPU computation	19,266,320	17,186,789	16,065,499
Basic net income (loss) per unit:			
Undistributed income (loss)	$ 1.36	$ (2.08)	$ (3.89)
Total basic	$ **1.36**	$ **(2.08)**	$ **(3.89)**
Diluted net income (loss) per unit:			
Undistributed income (loss)	$ 1.36	$ (2.08)	$ (3.89)
Allocation of participating unit awards	— [1]	— [1]	— [1]
Total diluted	$ **1.36**	$ **(2.08)**	$ **(3.89)**

(1) Anti-dilutive, therefore not included.

14. Quarterly Operating Results - Unaudited

	Quarters Ended 2022			
	March 31	June 30	September 30	December 31
Total revenue	$ 38,352,603	$ 47,170,259	$ 39,212,695	$ 41,341,747
Total operating expenses	34,427,399	38,970,971	35,923,699	36,200,422
Net operating income	3,925,204	8,199,288	3,288,996	5,141,325
Net income (loss)	(810,944)	27,605,359	1,972,563	5,192,870
Net income (loss) attributable to common shareholders	(2,507,765)	24,269,449	112,680	3,092,456
Income (loss) per share attributable to common shareholders– basic	$ (0.15)	$ 1.36	$ 0.01	$ 0.18
Income (loss) per share attributable to common shareholders– diluted	$ (0.15)	$ 1.36	$ 0.01	$ 0.18
Net income (loss) available to operating partnership unitholders	(2,669,386)	25,799,389	61,586	3,198,559
Income (loss) per unit attributable to operating partnership unitholders– basic	$ (0.14)	$ 1.33	$ 0.00	$ 0.17
Income (loss) per unit attributable to operating partnership unitholders– diluted	$ (0.14)	$ 1.33	$ 0.00	$ 0.17

		Quarters Ended 2021		
	March 31	June 30	September 30	December 31
Total revenue	$ 22,635,532	$ 34,383,309	$ 35,493,126	$ 35,075,957
Total operating expenses	24,717,808	31,240,158	32,706,524	46,978,440
Net operating income (loss)	(2,082,276)	3,143,151	2,786,602	(11,902,483)
Net loss	(7,575,624)	(1,553,970)	(2,528,221)	(16,881,825)
Net loss attributable to common shareholders	(9,064,995)	(2,810,603)	(4,317,081)	(17,209,210)
Loss per share attributable to common shareholders– basic and diluted	$ (0.62)	$ (0.19)	$ (0.27)	$ (1.05)
Net loss available to operating partnership unitholders	(9,764,534)	(2,990,241)	(4,607,249)	(18,358,031)
Loss per unit attributable to operating partnership unitholders– basic and diluted	$ (0.60)	$ (0.18)	$ (0.26)	$ (1.02)

15. Subsequent Events

On February 3, 2023, the SBA notified the Company that it had received partial forgiveness for one of its PPP Loans in the amount of $268,309.

On January 12, 2023, the Company issued 15,000 restricted shares of common stock to its independent directors and 64,278 vested shares of common stock to its independent directors and one officer.

On January 23, 2023, the Company issued 205,000 restricted shares of common stock to certain its officers and employees pursuant to their employment agreements.

On January 27, 2023, the Company amended one of its two PPP Loan Agreement with Fifth Third Bank providing for monthly level payments of $13,402 commencing March 6, 2023 and continuing until May 6, 2025 to extinguish the outstanding balance of the loan.

On February 9, 2023, the Company amended another of its PPP Loan Agreements providing for 29 monthly level payments of $56,809 commencing March 1, 2023 and continuing until July 1, 2025 to extinguish the outstanding balance of the loan.

On February 26, 2023, the Company entered into amended loan documents to modify the mortgage loan on The Whitehall hotel located in Houston, TX with the lender, International Bank of Commerce. The amendment (i) extends the maturity date to February 26, 2028; (ii) maintains a floating interest rate of New York Prime Rate plus 1.25%; and (iii) subjects the interest rate to a floor rate of 7.50%. The mortgage loan continues to be guaranteed by the Operating Partnership.

On March 14, 2023, the Company entered into amended loan documents to modify the mortgage loan on the DoubleTree by Hilton Philadelphia Airport with the lender, TD Bank, N.A. The amendment provides a waiver for non-compliance with financial covenants for the periods ended September 30 and December 31, 2022, and modifies the reference rate replacing 1-month LIBOR with SOFR.

On March 15, 2023, the Company paid a quarterly dividend (distribution) of $0.50 per Series B Preferred Stock (and unit) to the preferred stockholders (and unitholders of the Operating Partnership) of record on February 28, 2023.

On March 15, 2023, the Company paid a quarterly dividend (distribution) of $0.492188 per Series C Preferred Stock (and unit) to the preferred stockholders (and unitholders of the Operating Partnership) of record on February 28, 2023.

On March 15, 2023, the Company paid a quarterly dividend (distribution) of $0.515625 per Series D Preferred Stock (and unit) to the preferred stockholders (and unitholders of the Operating Partnership) of record on February 28, 2023.

SOTHERLY HOTELS INC.

SOTHERLY HOTELS LP

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION

AS OF DECEMBER 31, 2022

(in thousands)

Description	Encumbrances	Initial Costs Land	Initial Costs Building & Improvements	Costs Capitalized Subsequent to Acquisition Land	Costs Capitalized Subsequent to Acquisition Building & Improvements	Gross Amount At End of Year Land	Gross Amount At End of Year Building & Improvements	Gross Amount At End of Year Total	Accumulated Depreciation & Impairment	Date of Construction	Date Acquired	Life on Which Depreciation is Computed
The DeSoto — Savannah, Georgia	$ 31,219	$ 600	$ 13,562	$ 865	$ 21,368	$ 1,465	$ 34,930	$ 36,395	$ (15,471)	1968	2004	3-39 years
DoubleTree by Hilton Jacksonville Riverfront – Jacksonville, Florida	32,416	7,090	14,604	520	7,610	7,610	22,214	29,824	(10,316)	1970	2005	3-39 years
DoubleTree by Hilton Laurel – Laurel, Maryland	7,412	900	9,443	71	5,900	971	15,343	16,314	(6,935)	1985	2004	3-39 years
DoubleTree by Hilton Philadelphia Airport – Philadelphia, Pennsylvania	39,414	2,100	22,031	435	7,168	2,535	29,199	31,734	(13,830)	1972	2004	3-39 years
DoubleTree Resort by Hilton Hollywood Beach - Hollywood Beach, Florida	52,724	22,865	67,660	634	9,107	23,499	76,767	100,266	(15,696)	1972	2015	3-39 years
Georgian Terrace – Atlanta, Georgia	40,493	10,128	45,386	(1,168)	9,307	8,960	54,693	63,653	(12,982)	1911	2014	3-39 years
Hotel Alba Tampa, Tapestry Collection by Hilton – Tampa, Florida	24,756	4,153	9,670	1,777	26,026	5,930	35,696	41,626	(12,983)	1973	2007	3-39 years
Hotel Ballast Wilmington, Tapestry Collection by Hilton – Wilmington, North Carolina	31,700	785	16,829	1,139	15,248	1,924	32,077	34,001	(16,319)	1970	2004	3-39 years
Hyatt Centric Arlington - Arlington, Virginia	47,535	191	70,369	79	1,792	270	72,161	72,431	(9,032)		2018	3-39 years
The Whitehall – Houston, Texas	14,226	7,374	22,185	171	7,453	7,545	29,638	37,183	(15,615)	1963	2013	3-39 years
Hyde Resort & Residences	—	226	4,290	-	-	226	4,290	4,516	(651)	2016	2017	3-39 years
Hyde Beach House Resort & Residences	—	-	5,710	-	-	-	5,710	5,710	(481)	2019	2019	3-39 years
	$ 321,895	$ 56,412	$ 301,739	$ 4,523	$ 110,979	$ 60,935	$ 412,718	$ 473,653	$ (130,311)			

(1) For the year ending December 31, 2022, the aggregate cost of our real estate assets for federal income tax purposes was approximately $468.9 million.

RECONCILIATION OF REAL ESTATE AND ACCUMULATED DEPRECIATION

RECONCILIATION OF REAL ESTATE

Balance at December 31, 2020	$	508,153
Acquisitions		—
Improvements		2,147
Disposal of Assets		(680)
Balance at December 31, 2021	$	509,620
Acquisitions		—
Improvements		6,916
Disposal of Assets		(42,883)
Balance at December 31, 2022	$	473,653

RECONCILIATION OF ACCUMULATED DEPRECIATION

Balance at December 31, 2020	$	111,758
Current Expense		14,474
Impairment		12,201
Disposal of Assets		(8,538)
Balance at December 31, 2021	$	129,895
Current Expense		13,462
Impairment		—
Disposal of Assets		(13,046)
Balance at December 31, 2022	$	130,311

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BOARD OF DIRECTORS & EXECUTIVES


Andrew M. Sims
Chairman


Herschel J. Walker
Director


Gen. Anthony C. Zinni
(USMC Retired)
Director


David R. Folsom
Director
President / CEO


Edward S. Stein
Lead Director


Maria L. Caldwell
Director


G. Scott Gibson IV
Director


Anthony E. Domalski
Chief Financial Officer


Scott Kucinski
Chief Operating
Officer

OUR PROPERTIES

1. The Georgian Terrace, Atlanta, GA
2. The Whitehall, Houston, TX
3. The DeSoto, Savannah, GA
4. Hyde Resort & Residences, Hollywood, FL
5. Hotel Ballast, Wilmington, NC
6. Hotel Alba, Tampa, FL
7. DoubleTree Jacksonville Riverfront, Jacksonville, FL
8. DoubleTree Resort Hollywood Beach, Hollywood, FL
9. Hyatt Centric Arlington, Arlington, VA
10. DoubleTree Laurel, Laurel, MD
11. DoubleTree Philadelphia Airport, Philadelphia, PA
12. Hyde Beach House, Hollywood, FL








OUR TOWN. YOUR HOME.

Corporate Headquarters

Sotherly Hotels
306 South Henry Street, Suite 100
Williamsburg, Virginia 23185
757.229.5648 (o) 757.564.8801 (f)

Website

Information on Sotherly Hotels' stock price, corporate news, SEC filings, earnings releases, and other financial data can be found online at **SotherlyHotels.com**.

Independent Auditors

ONE JAMES CENTER
901 E Cary Street Suite 1000
Richmond, Virginia 23219
804.282.7636 (o) 804.282.1461 (f)

Exchange Listings

Sotherly Hotels' common shares are listed on the NASDAQ® stock market under the ticker symbol **SOHO**.